Annual Report 2011

THE BOSTON BEER COMPANY

Where innovation is always brewing


SAMUEL
ADAMS
BOSTON LAGER

"ONE HUNDRED BOTTLES OF BEER ON THE WALL." Who has not been part of a team returning from an outing and heard that song sung ad infinitum, right down to the last beer? For *The Boston Beer Company* the "team" is our 840 employees, and in 2011 we really did brew one hundred distinct beers. Many of those were experimental versions of beers you may see in the coming year or two. Many of those went down the drain after we tasted them and decided to tweak the recipes.

We served 54 of those Samuel Adams® beer styles, however, to beer lovers. That's a record for us. We are especially proud to report that 23 styles were new to our line-up. Later in this report, we'll talk about the explosion of new breweries across the country. It is an exciting time to be in the craft beer business. As the leader in the craft category, we think Samuel Adams has continued to lead in creativity and variety. Among those 54 beers, we have pushed boundaries to create many exciting, innovative beer styles sure to surprise and enchant even the most adventurous craft beer aficionado.

If we wanted to characterize 2011 for you in a single word, that word would be *"innovation".* Never before has our industry experienced such a pace of innovation. Drinkers demand it. Despite our being the largest craft brewer (at 1% of total US beer sales), we maintained our agility, and in 2011 that paid off. All departments from brewing to operations to sales and marketing, teamed up to maintain our leadership position. Think about it; every beer we bring to market has to go through its own regulatory approval process. It needs its own unique packaging, and our sales force needs to introduce it to wholesalers, retailers and drinkers. While 2011 was a year when we had to balance speed and excellence, chaos and efficiency, and creativity and order, we are proud of what we accomplished in 2011, and we always look forward to this opportunity to bring you up to date about what's brewing.

A Look Back at 2011

For years we have joked about how in 1984 we were invisible, and how over the years we grew from invisible, to insignificant, then infinitesimal and then tiny. We longed to be small, and we're proud to say, in 2011, we crossed that threshold to small. *The Boston Beer Company* now officially has just over 1% of the U.S. beer market. We depleted more than two million barrels of beer, 2.41 million to be precise. Given that our original goal was to sell 5,000 barrels a year of just one style of beer, *Samuel Adams Boston Lager®*, and just within Massachusetts, this is a pretty staggering accomplishment. Our total *Boston Beer Company* depletions growth in 2011 was 7.2%.

The Boston Beer Company now officially has just over 1% of the U.S. beer market.

2011 *by the numbers*

NUMBER OF DIFFERENT RECIPES BREWED	NUMBER OF BEERS BREWED AND RELEASED	NUMBER OF NEW BEERS INTRODUCED (INCLUDING LONGSHOT)	NUMBER OF AWARDS AND MEDALS
100	54	23	287

One of the challenges that comes with this continued growth is the need to juggle expansion and innovation simultaneously. For example, while we were brewing 100 unique beers, we initiated over $40 million in renovations and upgrades at our three breweries. Another example, visits to our Boston brewery increased an impressive 13% during a renovation and expansion. Our brewery tours, tucked away in a quiet residential area in the Jamaica Plain neighborhood of Boston, attracted as many visitors this past year as some of the major Boston area museums. We have undertaken this expansion for several reasons. As the number of visitors increases we want to enhance the visitor's experience. We are adding a training facility so *Boston Beer* employees and visiting wholesalers and retailers have an expanded setting for their education about brewing. We are also making way for an expanded Barrel Room where we can age more beer and continue our experiments with barrel aging.

In addition to the 100 *Samuel Adams* brews, we expanded our roster, adding a new hard cider, *Angry Orchard*™, and creating the first "craft beer incubator" called *Alchemy & Science*.

Beer Industry

The trends in the beer business continued in 2011. Overall, total beer consumption along with mass domestic consumption decreased slightly. Mass domestics profits were up, thanks to price increases and continued cost cutting by the two major international brewing empires. Sales of imported beers increased slightly.

Once again, the growth and excitement were in the craft and domestic specialty segment (the craft-like offerings of the major brewers). If the current growth curve prevails, that part of the business will double in the next decade. We believe that the lead brands, including *Samuel Adams,* will continue to drive the category. The top five brewers of craft beer continue to average more than 70% of craft sales in most individual markets. At *Samuel Adams* we have the talent and the agility to stay ahead of the curve through innovation, execution and brand awareness.

We believe we led the industry with our record breaking 100 brews in 2011. We classify our beers into several categories: *Samuel Adams Boston Lager, Seasonal, Brewmaster's Collection, Imperial Series, Barrel Room Collection, Single Batch Series,* and *Extreme Beers.*

While the lead brands will continue to lead, there is great interest and attention paid to the nano to tiny craft breweries on the market. In 2011 there were about 770 shipping craft breweries in the country, up from about 420 in 2006. There are currently 800 new breweries on the drawing boards that could result in an additional 300 or more shipping breweries in the next two to three years.

So, the pace is fast. The growth is explosive. Existing breweries are expanding, and distributors and retailers are making room for more craft beer. We will continue to lead with *Samuel Adams* while we capitalize on other opportunities like *Angry Orchard, Twisted Tea,* and *Alchemy & Science.*

With all of this excitement, however, craft beer doesn't have a monopoly on growth in the world of alcoholic beverages. In fact, if you consider "share of beverage alcohol sales", sales of wine and spirits have increased from 42% to 48% in a decade, while overall beer is down 6%. All brewers need to raise their game to keep drinkers interested.

TOTAL ENTRIES IN LONGSHOT HOMEBREW CONTEST	NUMBER OF DAYS IT TOOK FOR ALCHEMY & SCIENCE TO ANNOUNCE ITS FIRST PROJECT	TOTAL BOSTON BEER COMPANY EMPLOYEES	THE BEST SALES TEAM IN THE BUSINESS	TOTAL INTERNAL PROMOTIONS (72 SALES, 28 OFFICE)
962	70	840	282	100

The Boston Beer Sales Team:
282 STRONG

Our sales team continues to grow and improve, and we continue to be incredibly proud. In 2011 we invested almost $3-million in training and education so that ours would be the best sales force in the beverage alcohol category. Once again, they exceeded our expectations. The best measure of their success comes from feedback from the wholesalers and retailers who are our customers.

For the third year in a row Tamarron Consulting named *The Boston Beer Company* the number one beer supplier in the industry in its annual poll of beer wholesalers. Our wholesalers are our customers, and they ranked us first in all but two of more than a dozen categories that Tamarron uses to evaluate performance. We are especially pleased to tell you that our Atlantic Division rated #1 in every category. The Tamarron annual survey gathers feedback from wholesalers all over the country about breweries ranging in size from small crafts to global giants, and Tamarron recognition is widely accepted as the gold standard in our business.

The retailers, both on and off premise, who sell our beer, also praised the quality of our service and execution. For the third year in a row, we won the "William B. Darden Distinguished Supplier of the Year" award. We were also named "Purveyor of the Year" by Outback Steakhouse, "Beverage Supplier of the Year" by The Melting Pot and nominated for a "Legendary Vendor Partner of the Year" by Texas Roadhouse.

We strongly encourage all sales employees at *Boston Beer* to complete the Cicerone® Beer Server program, and many employees in other departments also study and complete the program. It has become the standard in beer education. We are proud to say that 313 of our employees passed this exam. Once a person passes the first level, the next level is the "Certified Cicerones", and by the end of 2011 *Boston Beer* had 21 Certified Cicerones among our ranks. Our hats are off to the *Samuel Adams* sales team, the best in the business.

Freshest Beer Program

One of the ways our sales team showed its commitment to beer quality in 2011 was through shifting more than 50% of our volume into the Freshest Beer Program, which we began testing in 2010. With another year of this ground-breaking program under our belts, we are more convinced than ever that this is a game changer for our industry. We have always prided ourselves on our efforts to deliver our beer "brewery fresh" to our drinkers, but this system can move us from above average to excellent. It is a reinvention of the beer supply chain, and it can get beer into bars, restaurants and stores within a week of its leaving the aging tanks. This means that our *Samuel Adams* beers will often be the freshest beer in any local market.

This is certainly good for our drinkers but also good for wholesalers because it minimizes the need for warehouse space. As we said to you last year, we are making this effort because it's what is best for the beer.

Innovation and Brewing

In the first quarter of 2011, we wanted to deconstruct our heavily hopped Latitude 48, so we brewed five different versions of that beer each with only one of the five hop varieties that make Latitude 48 so interesting. We created a 12-pack for the deconstructed beers and offered it for sale to off-premise accounts. It was a terrific education for beer lovers to experience the distinctions among the different Noble hops varieties.

The 54 Samuel Adams beers we brewed and sold in 2011.

1 **Boston Lager**
2 **Sam Adams Light**

SEASONALS
3 Noble Pils
4 Summer Ale
5 OctoberFest
6 Winter Lager

BREWMASTER'S COLLECTION
7 Boston Ale
8 Cherry Wheat
9 Latitude 48 IPA
10 Pale Ale
11 Irish Red
12 Black Lager
13 Cream Stout
14 Blackberry Witbier
15 Coastal Wheat
16 Scotch Ale
17 Revolutionary Rye
18 White Ale
19 Rustic Saison
20 East West Kolsch
21 Bonfire Rauchbier
22 Harvest Pumpkin Ale
23 Old Fezziwig
24 Holiday Porter
25 Chocolate Bock
26 Black & Brew Coffee Stout
27 Cranberry Lambic

IMPERIAL SERIES
28 Double Bock
29 Imperial Stout
30 Imperial White
31 Wee Heavy

BARREL ROOM COLLECTION
32 New World
33 Stony Brook Red
34 American Kriek
35 Thirteenth Hour

SINGLE BATCH SERIES
36 Third Voyage
37 Griffin's Bow
38 Tasman Red
39 The Vixen

OTHER
40 Latitude 48 - *Simcoe*
41 Latitude 48 - *Ahtanum*
42 Latitude 48 - *Zeus*
43 Latitude 48 - *Hallertau*
44 Latitude 48 - *Goldings*
45 Cherry Chocolate Bock
46 Oak Aged Porter
47 Maple Pecan Porter
48 Oaked Ale
49 Double Pumpkin

LONGSHOT
50 Lavender Honey Ale
51 Blackened Hops
52 Friar Hop

EXTREME BEERS
53 Utopias
54 Infinium

SAMUEL ADAMS BREWING THE AMERICAN DREAM LOANS SINCE 2008	SAMUEL ADAMS BREWING THE AMERICAN DREAM 2011 LOANS	SAMUEL ADAMS BREWING THE AMERICAN DREAM LOANS GRANTED IN 2011 IN DOLLARS	NUMBER OF JOBS CREATED/SAVED THROUGH BREWING THE AMERICAN DREAM SINCE INCEPTION	NUMBER OF CRAFT BREWERS PARTICIPATING IN BTAD BREWERS' PROGRAM
129	71	573,845	841	7

It was an amazing year to be a brewer at Samuel Adams, and among the many accomplishments, here are a few we want to highlight:

Infinium™ For the second year in a row we partnered with the world's oldest brewery, The Weihenstephan in Bavaria, to create *Infinium*, a unique Champagne-like beer made with only the four classic beer ingredients: water, yeast, barley and hops. Once again, *Infinium* disappeared from shelves in a matter of weeks.

Utopias In May we introduced our latest version. People tasting *Samuel Adams Utopias®* for the first time say it reminds them of an old sherry or fine Cognac. It's a rich, ruby-black color, non-carbonated liquid with smoothness from being aged in old bourbon casks. Somehow, each new release is more sublime than the one before.

Barrel Room Collection The success of our Belgian style beers over the past three years led us to expand that program, and in 2011 we added a new style to the original three. *Thirteenth Hour* combines the roasted chocolate and coffee flavors of a stout with the spicy character of Belgian ale aged in oak.

Single Batch Series Today's craft beer drinkers are an adventurous lot, and we developed our limited release *Single Batch Series* of four audacious beers, *Tasman Red, The Vixen, Griffin's Bow* and *Third Voyage*, to surprise and delight those devoted drinkers who are always looking for new beers to enjoy.

People ask us why we brew so many beers. The answer is simple. It's fun, and it's what today's loyal craft drinkers are seeking. Samuel Adams has established its credentials as an early leader in the American Craft Beer Revolution. Today, we remain at the forefront of beer innovation.

Almost every professional brewer we know started as a home brewer. One of the great things about home brewing is that the batches are small, maybe only five or 10 gallons. If a recipe doesn't turn out, it doesn't break your heart to pour it down the drain. Taking our lead from Jim's days as a home brewer, we have installed a nanobrewery within a microbrewery in Boston. We created our version of a home brewer's kitchen where we can test brew four gallon batches of beer. It allows us to create a broader "bench" of beers to call on for years to come.

The Boston Beer Umbrella

While our brewers have worked at a rapid pace developing new beers for *Samuel Adams*, they haven't stopped there. There are now four brands under the *Boston Beer* umbrella. In addition to *Samuel Adams*, we continue to innovate with *Twisted Tea*®, and believe that while it is a niche product, there is still great potential for growth. In 2012 *Twisted Tea* will finally become a national brand as we make it available in all 50 states.

In 2011 we saw a resurgence of interest in hard cider. For the first time in a decade we saw sales of our *HardCore*® brand start to grow. We saw an opportunity to refocus on the cider drinker, and we made the decision to go back to the brewery drawing board to create a new brand and new styles of cider.

Enter *Angry Orchard*! It debuted at the end of the year in select markets and immediately captured the attention of the drinker, quickly outpacing its cousin *HardCore*.

ANGRY ORCHARD™


ANGRY ORCHARD
ANGRY ORCHARD
ANGRY ORCHARD

Crisp Apple | Traditional Dry | Apple Ginger

The packaging for *Angry Orchard* is especially eye-catching and the cider is spectacular. We entered the market with three styles, and we are planning a national launch in 2012.

Towards the end of 2011, we announced another innovation, *Alchemy & Science*. Nearly 20 years ago, a serial entrepreneur named Alan Newman started Magic Hat Brewery in Burlington, Vermont. He made wonderful beers, and he became an esteemed colleague and a good friend. A couple of years ago he and his business partner Stacey Steinmetz left Magic Hat looking for a new adventure outside the brewing business. But fate intervened. We ran into Alan at a beer festival, shared a beer, and quickly the pieces fell into place.

We announced the creation of *Alchemy & Science* in October. The best definition is that it's a "craft beer incubator". Its mission is to uncover exceptional craft beers and bring them to a larger audience. They will hunt for beers that exist, used to exist, don't yet exist, and good beers that could be great.

Word of Alan's new venture spread quickly, and within three months, *Alchemy & Science* announced its first project, the purchase of *Angel City Brewing Company* in Los Angeles. *Angel City* was founded in 1997 by a prominent home brewer who by 2011 was looking to move on. Brewery renovations are underway, and we anticipate we will start brewing there in the spring of 2012.

As we grow these new brands, one thing is held common; they will always be true to *Boston Beer's* mission of offering "the highest quality products for the U.S. beer drinker".

ATTENDANCE AT BTAD EVENTS SINCE 2008 (SMALL BUSINESS OWNERS)	SMALL BUSINESS OWNERS COACHED IN 2011	NUMBER OF SAMUEL ADAMS BEERS JIM KOCH DRANK IN 2011 (EST.)	NUMBER OF SAMUEL ADAMS BEERS JIM KOCH HAS HAD SINCE STARTING BOSTON BEER COMPANY IN 1984 (EST.)	2011 *by the numbers*
2,387	1,554	730	19,730	

Brewing the American Dream

It's been almost five years since we launched *Samuel Adams Brewing the American Dream®*, and we're proud to report that the program is growing and making an impact on small business owners. From the earliest days of *Boston Beer* we wanted to help support the communities that we lived in and those that supported us. As the company grew, so too did our philanthropy, and *Samuel Adams Brewing the American Dream* evolved organically.

At its core, *Samuel Adams Brewing the American Dream* provides a spectrum of services including workshops, coaching, mentoring, networking, and micro-loans to emerging or expanding small businesses in the food and beverage business. To date, more than 2,400 business owners have attended our events or benefitted from our programs. Working with our partner ACCION we have made more than $1-million in loans, and the program has helped save or create nearly one thousand local jobs. In 2012 we will add an additional $1-million to the fund. In 2011, The Boston Business Journal cited *Boston Beer Company* as one of the city's most generous companies.

In 2011 we expanded *Brewing the American Dream* geographically to a number of new locations including Ohio, New York City, Chicago and the Lehigh Valley of Pennsylvania. In 2012, we will expand our events and micro-loan program nationwide, including a new online community that is in development and will offer virtual coaching and other advice.

In 2011, even closer to our hearts, we designed a special build on the program to support other craft brewers. In addition to the loans and coaching events offered to all participants, for brewers only we offer an Experienceship. In 2011 we started working with two "infinitesimal" breweries, Roc Brewing Co. in Rochester, New York, and Mateveza Brewing Company in San Francisco. The hard working brewers came to Boston and met with a broad range of our people including operations, brewing, marketing, legal and finance. We will continue work with them over the coming year, and they can use us as a sounding board whenever challenges arise. We hope to see their businesses continue to grow.

Raising a Glass to 2011

Two thousand eleven was an excellent year for us. We brewed more beers than we've ever brewed. We sold more beer than we have ever sold. We crossed a magic line, and we are now officially "small" with depletions of 2.41 million barrels and a full 1% of the beer market. We continue to lead the industry in innovation and quality. We set ambitious goals for ourselves and exceeded most of them. Samuel Adams grew in all classes of trade: supermarkets, convenience stores, liquor stores, restaurants, bars, etc. We had excellent safety records at our breweries, and our employees are healthier than ever thanks in part to our Take Pride in Your Health effort. We believe that our challenge for 2012 is to maintain the quality and the pace we have set for ourselves. Craft beers are on the move, and Samuel Adams will continue to help lead the charge.

Here's to 100 bottles of beer and a delicious 2012!

Cheers!

Jim Koch
Brewer, Founder & Chairman

Martin Roper
President and CEO

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BOSTON BEER COMPANY
ONE DESIGN CENTER PLACE STE 850
BOSTON MA 02210-9808



SAMUEL
ADAMS

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Board of Directors

David A. Burwick
President, North America,
Weight Watchers International, Inc.

Pearson C. Cummin, III
Managing Member
Grey Fox Associates I, LLC

C. James Koch
Chairman and Founder
The Boston Beer Company, Inc.

Jay Margolis
Chairman
Intuit Consulting LLC

Martin F. Roper
President and Chief Executive Officer
The Boston Beer Company, Inc.

Gregg A. Tanner
President, Fresh Dairy Direct
Chief Supply Chain Officer
Dean Foods Company

Jean-Michel Valette
Chairman, **Peet's Coffee + Tea, Inc.**
Chairman, **Select Comfort Corporation**

Officers

C. James Koch
Chairman

Martin F. Roper
President and Chief Executive Officer

William F. Urich
Treasurer and Chief Financial Officer

John C. Geist
Vice President of Sales

David Grinnell
Vice President of Brewing

Thomas W. Lance
Vice President of Operations

Ai-Li Lim
Vice President of Human Resources

Robert P. Pagano
Vice President of Brand Development

Kathleen H. Wade
Vice President – Legal and Corporate Secretary

The Boston Beer Company

Corporate and Investor Information

Corporate Offices
The Boston Beer Company, Inc.
One Design Center Place, Suite 850, Boston, MA 02210
TEL: (617) 368-5000
FAX: (617) 368-5500

2012 Annual Meeting
May 23, 2012, 9:00 AM
The Brewery, 30 Germania St., Boston, MA

Stock Exchange Listing
The Class A Common Stock of The Boston Beer Company, Inc. is traded on the New York Stock Exchange under the symbol SAM.

Transfer Agent and Registrar
Computershare Shareowner Services LLC
480 Washington Boulevard, Jersey City, NJ 07310-1900
TEL: (888) 877-2890
www.computershare.com

Direct Stock Purchase Plan
Information about the Company's Direct Stock Purchase Plan, administered by BNY Mellon Shareowner Services, may be obtained by calling (888) 877-2890 or at *www.bnymellon.com/shareowner/equityaccess/*.

Other Information
The Company provides copies of its SEC quarterly reports on Form 10-Q, current reports on Forms 8-K, earnings press releases, proxy statements and corporate governance information free of charge at *www.bostonbeer.com*.

You may also call (800) 372-1131, x5108, or write to:
Investor Relations Dept.
The Boston Beer Company, Inc.
One Design Center Place, Suite 850, Boston, MA 02210

Customer/Media Relations
Customers are invited to visit the Company's website at *www.samueladams.com* to learn more about the Company and its beers.

The news media should direct questions to the Public Relations Department at (617) 368-5165.

THE BOSTON BEER COMPANY INC.
One Design Center Place, Suite 850 Boston, MA 02210
PH: 617-368-5000

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission file number: 1-14092

THE BOSTON BEER COMPANY, INC.

(Exact name of registrant as specified in its charter)

Massachusetts	**04-3284048**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

One Design Center Place, Suite 850, Boston, Massachusetts
(Address of principal executive offices)

02210
(Zip Code)

(617) 368-5000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A Common Stock	NYSE

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulations S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer (as defined in Rule 12b-2 of the Exchange Act)

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the Class A Common Stock ($.01 par value) held by non-affiliates of the registrant totaled $763,363,977 (based on the average price of the Company's Class A Common Stock on the New York Stock Exchange on June 25, 2011). All of the registrant's Class B Common Stock ($.01 par value) is held by an affiliate.

As of February 17, 2012, there were 8,765,306 shares outstanding of the Company's Class A Common Stock ($.01 par value) and 4,107,355 shares outstanding of the Company's Class B Common Stock ($.01 par value).

DOCUMENTS INCORPORATED BY REFERENCE

Certain parts of the registrant's definitive Proxy Statement for its 2012 Annual Meeting to be held on May 23, 2012 are incorporated by reference into Part III of this report.

THE BOSTON BEER COMPANY, INC. AND SUBSIDIARIES

FORM 10-K
FOR THE PERIOD ENDED DECEMBER 31, 2011

PART I

Item 1. *Business*

General

The Boston Beer Company, Inc. ("Boston Beer" or the "Company") is the largest craft brewer in the United States. In fiscal 2011, Boston Beer sold approximately 2.5 million barrels of its proprietary products ("core brands") and brewed or packaged approximately 13,000 barrels under contract ("non-core brands") for third parties.

During 2011, the Company sold over fifty beers under the Samuel Adams® or the Sam Adams® brand names, seven flavored malt beverages under the Twisted Tea® brand name, three hard cider beverages under the Angry Orchard™ brand name and one hard cider under the HardCore® brand name. Boston Beer produces malt beverages and hard cider at Company-owned breweries and under contract arrangements at other brewery locations. The Company-owned breweries are located in Boston, Massachusetts (the "Boston Brewery"), Cincinnati, Ohio (the "Cincinnati Brewery") and Breinigsville, Pennsylvania (the "Pennsylvania Brewery").

The Company's principal executive offices are located at One Design Center Place, Suite 850, Boston, Massachusetts 02210, and its telephone number is (617) 368-5000.

Beer Industry Background

Before Prohibition, the United States beer industry consisted of hundreds of small breweries that brewed full-flavored beers. After the end of Prohibition, most domestic brewers shifted production to less flavorful, lighter beers, which use lower-cost ingredients, and can be mass-produced to take advantage of economies of scale in production. This shift towards mass-produced beers coincided with consolidation in the beer industry. Today, two major brewers, Anheuser-Busch InBev ("AB InBev") and MillerCoors LLC ("MillerCoors"), comprise over 90% of all United States domestic beer production, excluding imports.

The Company's beers are primarily positioned in the Better Beer category of the beer industry, which includes craft (small, independent and traditional) brewers, specialty beers and most imports. Better Beers are determined by higher price, quality, image and taste, as compared with regular domestic beers. Samuel Adams® is one of the largest brands in the Better Beer category of the United States brewing industry, trailing the imports Corona® and Heineken®. In addition, AB InBev and MillerCoors have entered the Better Beer category, either by developing their own beers, acquiring, in whole or part, existing craft brewers, or by importing and distributing foreign brewers' brands. The Company estimates that in 2011 the craft beer category grew approximately 12% to 14%, while the Better Beer category was up approximately 6%, while the total beer category was down approximately 1% to 2%. The Company believes that the Better Beer category is approximately 20% of United States beer consumption by volume.

The domestic beer industry, excluding Better Beers, has experienced a decline in shipments over the last ten years. The Company believes that this decline is due to declining alcohol consumption per person in the population, drinkers trading up to drink high quality, more flavorful beers and increased competition from wine and spirits companies. During the past ten years, domestic light beers, which are beers with fewer calories than the brewers' traditional beers, have experienced significant growth within the industry and now have a higher market share than traditional beers.

The Company's *Twisted Tea* product line competes primarily within the flavored malt beverage ("FMB") category of the beer industry. FMB's, such as *Twisted Tea*, Smirnoff Ice®, BacardiSilver® and Mike's Hard Lemonade®, are flavored malt beverages that are typically priced competitively with Better Beers. The Company believes that the FMB category comprises approximately 2% of United States beer consumption. The Company believes that the volume comprising the FMB category increased 3% to 5% in 2011.

The Company's *Angry Orchard* and *HardCore* product lines compete within the hard cider category. Hard ciders, such as *Angry Orchard, HardCore*, Woodchuck®, Hornsbys®, Strongbow® and Magners®, are typically priced competitively with Better Beers. The Company believes that the hard cider category comprises approximately 0.2% of United States beer consumption and that the volume comprising the hard cider category increased 20% to 25% in 2011.

Narrative Description of Business

The Company's business goal is to become the leading brewer in the Better Beer category by creating and offering high quality full-flavored beers. With the support of a large, well-trained sales organization, the Company strives to achieve this goal by increasing brand availability and awareness through advertising, point-of-sale, promotional programs and drinker education.

Products Marketed

The Company's product strategy is to create and offer a world-class variety of traditional and innovative beers and other alcoholic beverages with a focus on promoting the Samuel Adams® product line. In most markets, the Company focuses its advertising and promotional dollars on Samuel Adams Boston Lager® and Samuel Adams® Seasonal Beers.

The Samuel Adams® Brewmaster's Collection is an important part of the Company's portfolio and heritage, but receives limited promotional support. The Imperial Series, Barrel Room Collection, Single Batch Series and Limited Edition Beers are produced in limited quantities and are sold at higher prices than the Company's other products. The Twisted Tea® brand family has grown each year since the product was first introduced and has established a drinker following in several markets. The Angry Orchard™ brand family was launched in the second half of 2011 in several markets and has received positive wholesaler, retailer and drinker support since its launch.

The following is a list of significant continuing styles as of December 31, 2011:

	Year First Introduced
Core Focus Beers	
Samuel Adams Boston Lager® ("Flagship" brand)	1984
Sam Adams Light®	2001
Seasonal Beers	
Samuel Adams Octoberfest	1989
Samuel Adams Winter Lager	1989
Samuel Adams Summer Ale	1996
Samuel Adams Alpine Spring	2011
Brewmaster's Collection	
Samuel Adams Boston Ale	1987
Samuel Adams Cranberry Lambic	1990
Samuel Adams Cream Stout	1993
Samuel Adams Cherry Wheat®	1995
Samuel Adams Pale Ale	1999
Samuel Adams Black Lager	2005
Samuel Adams Irish Red	2008
Samuel Adams Blackberry Witbier	2009
Samuel Adams Coastal Wheat	2009
Samuel Adams Noble Pils	2009
Samuel Adams Latitude 48 IPA	2010
Samuel Adams Harvest Pumpkin Ale	2010
Samuel Adams Revolutionary Rye™ Ale	2011
Samuel Adams Whitewater IPA	2011

	Year First Introduced
Imperial Series	
Samuel Adams Double Bock	1988
Samuel Adams Imperial White	2009
Samuel Adams Imperial Stout	2009
Samuel Adams Wee Heavy	2011
Barrel Room Collection	
Samuel Adams American Kriek	2009
Samuel Adams Stony Brook Red	2009
Samuel Adams New World Tripel	2009
Samuel Adams Thirteenth Hour	2011
Single Batch Series	
Samuel Adams Tasman Red	2011
Samuel Adams Third Voyage	2011
Samuel Adams The Vixen	2011
Samuel Adams Griffin's Bow	2011
Limited Edition Beers	
Samuel Adams Utopias®	2001
InfiniumTM	2010
Flavored Malt Beverages	
Twisted Tea Hard Iced Tea	2001
Twisted Tea Raspberry Hard Iced Tea	2001
Twisted Tea Half Hard Iced Tea & Half Hard Lemonade	2003
Twisted Tea Peach Hard Iced Tea	2005
Twisted Tea Light Hard Iced Tea	2007
Twisted Tea Sun-Tea Style Hard Iced Tea	2009
Twisted Tea Blueberry Hard Iced Tea	2011
Hard Cider	
HardCore Crisp Hard Cider	1997
Angry Orchard Crisp Apple	2011
Angry Orchard Apple Ginger	2011
Angry Orchard Traditional Dry	2011

Certain products may be produced at select times during the year solely for inclusion in the Company's variety packs. During 2011, *Samuel Adams* Scotch Ale, *Samuel Adams* Revolutionary Rye™ Ale and *Samuel Adams* White Ale were brewed and included in the *Samuel Adams* Brewmaster's Collection Mix Pack, *Samuel Adams* Rustic Saison and *Samuel Adams* East West Kolsh were brewed and included in the Summer Styles variety pack, *Samuel Adams* Bonfire Rauchbier and *Samuel Adams* Harvest Pumpkin Ale were brewed and included in the Harvest Collection variety pack and *Samuel Adams* Chocolate Bock, *Samuel Adams* Black and Brew Coffee Stout, *Samuel Adams* Old Fezziwig® Ale and *Samuel Adams* Holiday Porter were brewed and included in the *Samuel Adams* Winter Classics variety pack.

Also during 2011, the Company released *Samuel Adams* Latitude 48 Deconstructed, a specialty variety pack which included *Samuel Adams* Latitude 48 IPA along with five new beers, Latitude 48 IPA Hallertau Mittelfrueh, Latitude 48 IPA Simcoe, Latitude 48 IPA Zeus, Latitude 48 IPA East Kent Goldings and Latitude 48 IPA Ahtanum.

Also during 2011, the Company released a variety of specialty draft beers brewed in limited quantities for its Single Batch Series, festivals and Beer Week celebrations.

In 2012, the Company intends to complete its national rollout for both the *Twisted Tea* and *Angry Orchard* brand families. The company believes the gross profits from these brands have helped the Company increase its investment in Samuel Adams and have built a stronger Boston Beer brand portfolio with wholesalers and retailers. The Company will continue to look for complementary opportunities to leverage its capabilities, provided that they do not distract from its primary focus on its Samuel Adams brand.

The Company continually evaluates the performance of its various beers, flavored malt beverages and hard cider styles and the rationalization of its product line, as a whole. Periodically, the Company discontinues certain styles *Twisted Tea* Midnight Hard Iced Tea and *Twisted Tea* Sweet Tea Hard Iced Tea were discontinued during 2011. Certain styles discontinued in previous years may be produced for the Company's variety packs or reintroduced.

Product Innovations

The Company is committed to maintaining its position as a leading innovator in the Better Beer category by developing new products that allow the *Samuel Adams* beer drinker to try new styles of malt beverages. To that end, the Company continually test brews different beers and occasionally sells them under various brand labels for evaluation of drinker interest. The Company also promotes the annual *LongShot* American Homebrew Contest® in which *Samuel Adams* beer drinkers and employees of the Company submit homebrews for inclusion in the *LongShot*® six-pack in the following year. During the year, the Company sold over fifty *Samuel Adams* beers commercially and brewed many more test brews. The Company's Boston Brewery spends most of its time ideating, testing and developing beers and ciders for the Company's potential future commercial development. The Company developed and commercially launched three new ciders in 2011 under the *Angry Orchard* brand.

In late 2011, the Company formed a subsidiary, A&S Brewing Collaborative LLC, d/b/a Alchemy & Science, headed by Alan Newman, founder of Magic Hat Brewing, as a craft brew incubator headquartered in Burlington, Vermont. The mission of Alchemy & Science is to find new opportunities in craft brewing which may be geographical or stylistic and some may be with existing breweries or brewpubs. Alchemy & Science will be looking for unique brewing techniques and ingredients as well as hunting for ancient or new recipes and beer styles to develop and introduce to beer lovers and will have the brewing talents and broad resources of the Company as it looks for opportunities around the country. During the first quarter of 2012, Alchemy and Science purchased the assets of Southern California Brewing Company, Inc., a Los Angeles based craft brewer doing business as Angel City Brewing Company. It is expected that brewing operations at the Angel City Brewing location will commence during the first half of 2012.

Sales, Distribution and Marketing

The Company sells its products to a network of approximately 400 wholesale distributors. These distributors, in turn, sell the products to retailers, such as pubs, restaurants, grocery chains, package stores, stadiums and other retail outlets, where the products are sold to drinkers. With few exceptions, the Company's products are not the primary brands in distributors' portfolios. Thus, the Company, in addition to competing with other malt beverages for a share of the drinker's business, competes with other brewers for a share of the distributor's attention, time and selling efforts.

The Company sells its products predominantly in the United States, but also has markets in Canada, Europe, Israel, the Caribbean, the Pacific Rim and Mexico. During 2011, the Company's largest customer accounted for approximately 4% of the Company's net sales. The top three customers accounted for approximately 9%, collectively. In some states, the terms of the Company's contracts with its distributors may be affected by laws that restrict the enforcement of some contract terms, especially those related to the Company's right to terminate the services of its distributors.

The Company has historically received most of its orders in the first week of a month for products to be shipped the following month. Most core brands are shipped within days of completion. There has historically not been any significant product order backlog.

In late 2010, the Company started a Freshest Beer Program with domestic wholesalers in several markets to reduce both the time and temperature the Company's beers experience at wholesaler warehouses before reaching the market. Historically, wholesalers carry three to five weeks of packaged inventory (usually at ambient temperatures) and three to four weeks of draft inventory. The Company's goal is to reduce this through better on-time service, forecasting, production planning and cooperation with the wholesalers. At December 31, 2011, the Company had over 55 wholesalers participating in the program at various stages of inventory reduction. The Company currently has 50% of its volume on the Freshest Beer Program and believes this could reach 75% by the end of 2012. The Company successfully reduced the inventories of participating wholesalers by approximately two weeks, resulting in fresher beer being delivered to retail. The Freshest Beer Program has resulted in lower shipments of approximately 50,000 case equivalents in 2010 and approximately an additional 133,000 case equivalents in 2011 when measured at the end of the year, which historically has been the low point of the year for wholesaler inventories. The wholesaler ordering process has changed significantly for wholesalers that participate in the Freshest Beer Program and has resulted in a shorter period between order placement and shipment. There are various risks associated with the Freshest Beer Program that are discussed in *Risk Factors*.

During 2011, Boston Beer had a sales force of approximately 300 people, which the Company believes is one of the largest in the domestic beer industry. The Company's sales organization is designed to develop and strengthen relations at each level of the three-tier distribution system by providing educational and promotional programs encompassing distributors, retailers and drinkers. The Company's sales force has a high level of product knowledge and is trained in the details of the brewing and selling processes. Sales representatives typically carry hops, barley and other samples to educate wholesale and retail buyers about the quality and taste of the Company's beers. The Company has developed strong relationships with its distributors and retailers, many of which have benefited from the Company's premium pricing strategy and growth.

The Company also engages in media campaigns — primarily television, radio, billboards and print. These media efforts are complemented by participation in sponsorships of cultural and community events, local beer festivals, industry-related trade shows and promotional events at local establishments, to the extent permitted under local laws and regulations. The Company uses a wide array of point-of-sale items (banners, neons, umbrellas, glassware, display pieces, signs and menu stands) designed to stimulate impulse sales and continued awareness.

The Company launched a philanthropic program in 2008 called *Samuel Adams* Brewing the American Dream®. Partnering with ACCION USA, the nation's largest non-profit micro-lender, the program is designed to provide low to moderate income small business owners in the food, beverage and hospitality industries with small loans and support through training and "speed coaching" programs. Since its inception, the *Samuel Adams Brewing the American Dream* fund at ACCION has made loans of nearly $1 million to approximately 130 small business owners and craft brewers.

Ingredients and Packaging

The Company has been successful to date in obtaining sufficient quantities of the ingredients used in the production of its beers. These ingredients include:

Malt. The two-row varieties of barley used in the Company's malt are mainly grown in the United States and Canada. In 2010 and 2011, the barley crop in the United States and Canada was slightly below ten-year averages overall in terms of quality and quantity. The 2010 barley crop prices were comparable to long-term averages, while the 2011 barley crop prices are significantly above the comparable averages and are expected to add over $8.0 million in incremental barley costs in 2012. The Company purchased most of the malt used in the production of its beer from one major supplier during 2011. The Company currently has a multi-year contract with that supplier, but also believes that there are other malt vendors available that are capable of supplying its needs.

Hops. The Company uses Noble hops varieties for most of its Samuel Adams® beers. Noble hops are produced in several specific growing areas recognized for growing hops with superior taste and aroma properties and include Hallertau-Hallertauer, Tettnang-Tettnanger, Hersbruck-Hersbrucker and Spalt-Spalter from Germany and Saaz-Saazer from the Czech Republic. Noble hops are rare and more expensive than most other varieties of hops. Traditional English hops, namely, East Kent Goldings and English Fuggles, are used in most of the Company's ales. The Company enters into purchase commitments with four hops dealers, based on the Company's projected future volumes and brewing needs. The dealers then contract with farmers to meet the Company's needs. The contracts with the hop dealers are denominated in Euros for the German and Czech hops and in Pounds Sterling for the English hops. The Company does not currently hedge these forward currency commitments. The crops harvested in 2011 were at or above historical averages in terms of both quality and quantity for all hop varieties from Germany, the Czech Republic and the UK and the Company expects to receive all hops that were contracted for, with the exception of one variety from Germany, for which the under-delivery is not material and is not currently expected to impact the production of the Company's beers. The Company's goal is to maintain approximately one year's supply of essential hop varieties on-hand in order to limit the risk of an unexpected reduction in supply, and the Company's current hop inventory is expected to meet this standard for the Company's major beer styles. The Company stores its hops in multiple cold storage warehouses to minimize the impact of a catastrophe at a single site.

Yeast. The Company maintains a supply of proprietary strains of yeast used in its breweries. Since these yeasts would be impossible to duplicate if destroyed, the Company maintains secure supplies in several locations and the strains are stored and protected at an outside laboratory. In addition, the breweries under contract with the Company maintain a supply of the yeasts that are reclaimed from the batches of brewed beer. These brewers are obligated by their contracts to use the Company's proprietary strains of yeasts only for the brewing of the Company's beers and such yeasts cannot be used without the Company's approval to brew any other beers produced at the respective breweries.

Other Ingredients. The Company maintains competitive sources for most of the other ingredients used in its specialty malt-based and cider products.

Packaging Materials. The Company maintains competitive sources for the supply of certain packaging materials, such as shipping cases, six-pack carriers and crowns. The Company enters into limited-term supply agreements with certain vendors in order to receive preferential pricing. Currently, glass and labels are each supplied by a single source, although the Company believes that alternative suppliers are available.

The Company initiates bottle deposits in some states and reuses glass bottles that are returned pursuant to certain state bottle recycling laws. The Company derives some economic benefit from its reuse of returned glass bottles. The cost associated with reusing the glass varies, based on the costs of collection, sorting and handling, including arrangements with retailers, wholesalers and dealers in recycled products. There is no guarantee that the current economics relating to the use of returned glass will continue or that the Company will continue to reuse returnable bottles.

Quality Assurance

As of December 31, 2011, the Company employed twelve brewmasters to monitor the Company's brewing operations and control the production of its beers. Extensive tests, tastings and evaluations are typically required to ensure that each batch of Samuel Adams® beer, *Twisted Tea* flavored malt beverage, *Angry Orchard* hard cider and *HardCore* hard cider conforms to the Company's standards. The Company has on-site quality control labs at each brewery.

With the exception of certain specialty products, the Company includes a clearly legible "freshness" code on every bottle and keg of its Samuel Adams® products in order to ensure that its customers enjoy only the freshest beer. Boston Beer was the first American brewer to use this practice.

Brewing Strategy

During 2011, the Company brewed most all of its core brand volume at Company-owned breweries and packaged approximately 92% of its core brand volume at Company-owned breweries. The Company continues to invest in efficiency projects, expanding the capacity of its breweries and supporting changes required under its Freshest Beer Program. The Company has an approved capital plan for 2012 of approximately $50 million, most of which relate to continued investments in the Company's breweries and additional keg purchases in support of growth. Under this capital plan, along with expanding the Company's use of production arrangements with third parties, the Company believes it could support growth in 2012. The Company continues to evaluate capacity optimization at its owned breweries and the potential significant capital required for expansion of absolute capacity at its Company-owned breweries.

The Company-owned breweries are located in Breinigsville, Pennsylvania, Cincinnati, Ohio and Boston, Massachusetts. The Pennsylvania and Cincinnati Breweries produce the full range of the Company's core brands and produce most of the Company's shipment volume. The Pennsylvania Brewery is the Company's largest brewery and was purchased from Diageo North America Inc. ("Diageo") in June 2008. The Cincinnati Brewery is the primary brewery for the production of most of the Company's specialty and lower volume products. The Company's Boston Brewery production is mainly for developing new types of innovative and traditional beers and brewing and packaging beers in the *Samuel Adams* Barrel Room Collection and certain keg beers for the local market. Product development entails researching market needs and competitive products, sample brewing and market taste testing. Most of the Company's *Samuel Adams* beers are produced at the Boston Brewery in the course of each year.

The Company currently has a brewing and packaging services agreement with City Brewing Company, LLC, to produce its products at facilities in Latrobe, Pennsylvania and La Crosse, Wisconsin as well as agreements with MillerCoors, Nestlé Professional Vitality and Pleasant Valley Wine Company to brew and/or package at facilities in Eden, North Carolina, Chicago, Illinois and Hammondsport, New York, respectively. The brewing and packaging agreements with MillerCoors and Nestlé Professional Vitality are expiring during the first quarter of 2012 and the Company does not expect them to be renewed. The Company carefully selects breweries and packaging facilities owned by others with (i) the capability of utilizing traditional brewing methods and (ii) first-rate quality control capabilities throughout brewing, fermentation, finishing and packaging. Under its brewing and packaging arrangements with third parties, the Company is charged a per unit rate for its products that are produced at each of the facilities and bears the costs of raw materials, excise taxes and deposits for pallets and kegs and specialized equipment required to brew and package the Company's beers.

The Company believes that it has secured sufficient alternatives in the event that production at any of its brewing locations is interrupted, although as volumes at the Pennsylvania Brewery increase, interruptions there could become more problematic. In addition, the Company may not be able to maintain its current economics if interruptions were to occur and could face significant delays in starting up such replacement brewing locations. Potential interruptions at breweries include labor issues, governmental actions, quality issues, contractual disputes, machinery failures or operational shut downs. Also, as the brewing industry has consolidated, the financial stability of the breweries owned by others where the Company could brew some of its beers, if necessary, and their ability or willingness to meet the Company's needs, has become a more significant concern. The Company continues to work with all of its breweries to attempt to minimize any potential disruptions.

Competition

The Better Beer category within the United States beer market is highly competitive due to the large number of craft brewers and imported beers with similar pricing and target drinkers. The Company anticipates competition among domestic craft brewers to remain strong, as craft brewers experienced their seventh successive year of growth in 2011 and there were many new startups. In 2011, the Company estimates there are approximately 770 shipping craft breweries, up from approximately 420 craft breweries in 2006. There are also an approximately 800 new craft breweries in planning stages that will likely result in an additional 300 or more shipping craft breweries in next 2 to 3 years. Also, existing craft breweries are building more capacity, expanding geographically, adding more SKUs and styles as distributors and retailers are promoting and making more shelf space available for more craft beer brands.

Imported beers, such as Corona® and Heineken®, continue to compete aggressively in the United States and have gained market share over the last ten years. These import competitors may have substantially greater financial resources, marketing strength and distribution networks than the Company. The two largest brewers in the United States, MillerCoors and AB InBev, have entered the Better Beer category, either by developing their own beers, acquiring, in whole or part, existing craft brewers, importing and distributing foreign brewers' brands or increasing their development and marketing efforts on their own beers that might compete in the Better Beer category.

The Company also competes with other alcoholic beverages for drinker attention and consumption. In recent years, wine and spirits have been competing more directly with beers. The Company monitors such activity and attempts to develop strategies which benefit from the drinker's interest in trading up in order to position its beers competitively with wine and spirits.

The Company competes with other beer and alcoholic beverage companies within a three-tier distribution system. The Company competes for a share of the distributor's attention, time and selling efforts. In retail establishments, the Company competes for shelf, cold box and tap space. From a drinker perspective, competition exists for brand acceptance and loyalty. The principal factors of competition in the Better Beer segment of the beer industry include product quality and taste, brand advertising and imagery, trade and drinker promotions, pricing, packaging and the development of new products.

The Company distributes its products through independent distributors who may also distribute competitors' products. Certain brewers have contracts with their distributors that impose requirements on distributors that are intended to maximize the wholesalers' attention, time and selling efforts on that brewer's products. These contracts generally result in increased competition among brewers as the contracts may affect the manner in which a distributor allocates selling effort and investment to the brands included in its portfolio. The Company closely monitors these and other trends in its distributor network and works to develop programs and tactics intended to best position its products in the market.

The Company has certain competitive advantages over the regional craft brewers, including a long history of awards for product quality, greater available resources and the ability to distribute and promote its products on a more cost-effective basis. Additionally, the Company believes it has competitive advantages over imported beers, including lower transportation costs, higher product quality, a lack of import charges and superior product freshness.

The Company's *Twisted Tea* products compete within the FMB category of the beer industry. This category is highly competitive due to, among other factors, the presence of large spirits companies, the advertising of malt-based spirits brands in channels not available to the parent brands and a fast pace of product innovation.

The Company's *Angry Orchard* and *HardCore* products compete within the hard cider category. This category is small, with a few major competitors whose business is predominantly hard cider, and many small regional and local hard cider companies as well as international brands. In February 2012, Miller-Coors announced the purchase of Crispin Cider and it is reported that other brewers could be planning entries into the cider category too.

Alcoholic Beverage Regulation and Taxation

The manufacture and sale of alcoholic beverages is a highly regulated and taxed business. The Company's operations are subject to more restrictive regulations and increased taxation by federal, state and local governmental entities than are those of non-alcohol related beverage businesses. Federal, state and local laws and regulations govern the production and distribution of malt beverages and hard cider, including permitting, licensing, trade practices, labeling, advertising, marketing, distributor relationships and related matters. Federal, state and local governmental entities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Failure by the Company to comply with applicable federal, state or local laws and regulations could result in higher taxes, penalties, fees and suspension or revocation of permits, licenses or approvals. There can be no assurance that other or more restrictive laws, regulations or higher taxes will not be enacted in the future.

Licenses and Permits

Brewery, winery, and wholesale operations require various federal, state and local licenses, permits and approvals. The Company, through its wholly-owned subsidiaries, Boston Beer Corporation, Samuel Adams Brewery Company, Ltd. and Samuel Adams Pennsylvania Brewery Company, produces its alcoholic beverages pursuant to a federal wholesaler's basic permit, a federal brewer's notice and a federal winery registration. Its products are then sold by Boston Beer Corporation to distributors. Suppliers, such as the Company, and/or distributors of alcoholic beverages are prohibited from holding an interest in any retailer. Violation of such regulations can result in the loss or revocation of existing licenses by the wholesaler, retailer and/or the supplier. The loss or revocation of any existing licenses, permits or approvals, and/or the failure to obtain any required additional or new licenses, permits, or approvals could have a material adverse effect on the ability of the Company to conduct its business.

At the federal level, the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Treasury Department (the "TTB") administers and enforces the federal laws and tax code provisions related to the production and taxation of alcohol products. Suppliers are required to file an amended notice with the TTB in the event of a material change in the production processes, production equipment, location, management or ownership. TTB permits and registrations can be suspended, revoked or otherwise adversely affected for failure to pay taxes, keep proper accounts, pay fees, bond premises, abide by federal alcoholic beverage production and distribution regulations or to notify the TTB of any material change. Permits, licenses and approvals from state regulatory agencies can be revoked for many of the same reasons. The Company's operations are subject to audit and inspection by the TTB at any time.

At the state and local level, some jurisdictions merely require notice of any material change in the operations, management or ownership of the permit or license holder and others require advance approvals, requiring that new licenses, permits or approvals be applied for and obtained in the event of a change in the management or ownership of the permit or license holder. State and local laws and regulations governing the sale of malt beverages and hard cider within a particular state by a supplier or wholesaler vary from locale to locale. The Company's operations are subject to audit and inspection by state regulatory agencies at any time.

Because of the many and various state and federal licensing and permitting requirements, there is a risk that one or more regulatory agencies could determine that the Company has not complied with applicable licensing or permitting regulations or has not maintained the approvals necessary for it to conduct business within its jurisdiction. There can be no assurance that any such regulatory action would not have a material adverse effect upon the Company or its operating results. The Company is not aware of any infraction affecting any of its licenses or permits that would materially impact its ability to continue its current operations.

Taxation

The federal government and all of the states levy excise taxes on malt beverages and hard cider. For brewers producing more than 2.0 million barrels of malt beverages for domestic consumption in a calendar year, the federal excise tax is $18.00 per barrel for all barrels produced. Individual states also impose excise taxes on alcoholic beverages in varying amounts, which have also been subject to change. The determination of who is responsible, the Company or the distributor, to bear the liability for these taxes varies by state. Twisted Tea® is classified as a malt beverage for federal excise tax purposes. In some states, Twisted Tea® may be taxed at a higher rate. In addition, the federal government and each of the states levy taxes on hard cider. The federal excise tax rate on qualifying hard cider is $0.226 per gallon.

Federal and state legislators routinely consider various proposals to impose additional excise taxes on the production and distribution of alcoholic beverages, including malt beverages and hard cider. Further increases in excise taxes on malt beverages and/or hard cider, if enacted, could result in a general reduction in sales of the affected products or in the profit realized from the sales of the affected products.

Trademarks

The Company has obtained United States Trademark Registrations for a number of trademarks, including Samuel Adams®, Sam Adams®, the design logo of Samuel Adams®, Samuel Adams Boston Lager®, Samuel Adams Cherry Wheat®, Samuel Adams Utopias®, Triple Bock®, Old Fezziwig®, Sam Adams Light®, Twisted Tea®, HardCore®, Longshot® and American Homebrew Contest®, and has a pending trademark application for Angry Orchard™. It also has a number of common law marks including Infinium™. The *Samuel Adams* trademark, the *Samuel Adams Boston Lager* trademark, the design logo of Samuel Adams, the *Twisted Tea* trademark and other Company trademarks are also registered or registration is pending in various foreign countries. The Company regards its *Samuel Adams* family of trademarks and other trademarks as having substantial value and as being an important factor in the marketing of its products. The Company is not aware of any trademark infringements that could materially affect its current business or any prior claim to the trademarks that would prevent the Company from using such trademarks in its business. The Company's policy is to pursue registration of its marks whenever appropriate and to vigorously oppose any infringements of its marks.

Environmental Regulations and Operating Considerations

The Company's operations are subject to a variety of extensive and changing federal, state and local environmental laws, regulations and ordinances that govern activities or operations that may have adverse effects on human health or the environment. Such laws, regulations or ordinances may impose liability for the cost of remediation, and for certain damages resulting from, sites of past releases of hazardous materials. The Company believes that it currently conducts, and in the past has conducted, its activities and operations in substantial compliance with applicable environmental laws, and believes that any costs arising from existing environmental laws will not have a material adverse effect on the Company's financial condition or results of operations. However, there can be no assurance that environmental laws will not become more stringent in the future or that the Company will not incur costs in the future in order to comply with such laws.

The Company's facilities are also subject to federal and state regulations with respect to workplace safety. The Company has adopted various policies and procedures intended to ensure that its facilities meet these requirements. The Company believes that it currently is in compliance with applicable requirements and will continue to endeavor to remain in compliance. There can be no assurances, however, that new and more restrictive requirements might not be adopted, compliance with which might have a material, adverse financial effect on the Company and its operating results, or that such policies and procedures will be consistently followed and be sufficient to prevent serious accidents.

The Company's operations are subject to certain hazards and liability risks faced by all producers of alcoholic beverages. Illustrative of these risks, glass inclusions in certain bottles of beer were detected during routine quality control inspections at the Cincinnati Brewery in 2008. As a precautionary step, the Company announced a voluntary product recall of certain glass bottles of its Samuel Adams® products and substantially completed the recall process during 2008. While the Company does not anticipate repetition of such problems, the Company's operations are subject to a range of operating hazards that include potential contamination of ingredients or products by bacteria or other external agents that may be wrongfully or accidentally introduced into products or packaging. The occurrence of such incidents could result in unexpected costs to the Company. Additionally, a costly product recall could result in serious damage to the Company's reputation for product quality, as well as claims for product liability. The Company and the breweries where it brews under contract maintain insurance which the Company believes is sufficient to cover any product liability claims which might result from a contamination or other product liability with respect to its products; however, the Company does not carry product recall insurance.

As part of its efforts to be environmentally friendly, the Company has reused its glass bottles returned from certain states that have bottle deposit bills. The Company believes that it benefits economically from washing and reusing these bottles which result in a lower cost than purchasing new glass, and that it benefits the environment by the reduction in landfill usage, the reduction of usage of raw materials and the lower utility costs for reusing bottles versus producing new bottles. The economics of using recycled glass varies based on the cost of collection, sorting and handling, and may be affected by local regulation, and retailer, distributor and glass dealer behavior. There is no guarantee that the current economics of using returned glass will continue, or that the Company will continue its current used glass practices.

Employees

As of December 31, 2011, the Company employed approximately 840 people, of which approximately 72 were covered by collective bargaining agreements at the Cincinnati Brewery. The representation involves three labor unions with two contracts expiring in early 2012. The Company believes it maintains a good working relationship with all three labor unions and has no reason to believe that the good working relationship will not continue. The Company has experienced no work stoppages, or threatened work stoppages, and believes that its employee relations are good.

Other

The Company submitted the Section 12(a) CEO Certification to the New York Stock Exchange in accordance with the requirements of Section 303A of the NYSE Listed Company Manual. This Annual Report on Form 10-K contains at Exhibits 31.1 and 31.2 the certifications of the Chief Executive Officer and Chief Financial Officer, respectively, in accordance with the requirements of Section 302 of the Sarbanes-Oxley Act of 2002. The Company makes available free of charge copies of its Annual Report on Form 10-K, as well as other reports required to be filed by Section 13(a) or 15(d) of the Securities Exchange Act of 1934, on the Company's website at *www.bostonbeer.com*, or upon written request to Investor Relations, The Boston Beer Company, Inc., One Design Center Place, Suite 850, Boston, Massachusetts 02210.

Item 1A. ***Risk Factors***

In addition to the other information in this Annual Report on Form 10-K, the risks described below should be carefully considered before deciding to invest in shares of the Company's Class A Common Stock. These are risks and uncertainties that management believes are most likely to be material and therefore are most important for an investor to consider. The Company's business operations and results may also be adversely affected by additional risks and uncertainties not presently known to it, or which it currently deems immaterial, or which are similar to those faced by other companies in its industry or business in general. If any of the following risks or uncertainties actually occurs, the Company's business, financial condition, results of operations or cash flows would likely suffer. In that event, the market price of the Company's Class A Common Stock could decline.

The Company Faces Substantial Competition.

The Better Beer category within the United States beer market is highly competitive, due to the large number of craft brewers with similar pricing and target drinkers and gains in market share achieved by imported beers, a number of which are now imported and promoted by the two largest domestic brewing companies, AB InBev and MillerCoors. The Company faces strong competition from these two brewers as they introduce new domestic specialty and "faux craft" brands to many markets and expand their efforts behind existing brands. Imported beers, such as Corona® and Heineken®, continue to compete aggressively in the United States beer market. *Samuel Adams* is one of the largest brands in the Better Beer category of the United States brewing industry, trailing Corona® and Heineken®. The Company anticipates competition among domestic craft brewers to remain strong, as craft brewers experienced their seventh successive year of growth in 2011 and there were many new startups. In 2011, the Company estimates there are approximately 770 shipping craft breweries, up from approximately 420 craft breweries in 2006. There are also approximately 800 new craft breweries in planning stages that will likely result in an additional 300 or more shipping craft breweries in the next 2 to 3 years. Also, existing craft breweries are building more capacity, expanding geographically, adding more SKUs and styles as distributors and retailers are promoting and making more shelf space available for more craft beer brands. The continued growth in the sales of craft-brewed domestic beers and in imported beers is expected to increase the competition in the Better Beer category within the United States beer market and, as a result, prices and market share of the Company's products may fluctuate and possibly decline. No assurance can be given that any decline in price would be offset by an increase in market share.

The Company's products, including its *Twisted Tea* products, also compete generally with other alcoholic beverages. The Company competes with other beer and beverage companies not only for drinker acceptance and loyalty, but also for shelf, cold box and tap space in retail establishments and for marketing focus by the Company's distributors and their customers, all of which also distribute and sell other beers and alcoholic beverage products. Many of the Company's competitors, including Corona®, Heineken®, AB InBev and MillerCoors, have substantially greater financial resources, marketing strength and distribution networks than the Company. Moreover, the introduction of new products by competitors that compete directly with the Company's products or that diminish the importance of the Company's products to retailers or distributors may have a material adverse effect on the Company's results of operations, cash flows and financial position.

Further, in recent years, the beer industry has seen continued consolidation among brewers in order to take advantage of cost savings opportunities for supplies, distribution and operations. Illustrative of this consolidation are the domestic joint venture between SABMiller and Molson Coors and the acquisition of Anheuser Busch by InBev, both of which occurred in 2008, and the acquisition of FEMSA Cerveza by Heineken in 2010. Due to the increased leverage that these combined operations will have, the costs to the Company of competing could increase and the availability of brewing capacity could be reduced. The potential also exists for MillerCoors, AB InBev and Heineken to increase their influence with their distributors, making it difficult for smaller brewers to maintain their market presence or enter new markets. These potential increases in the number and availability of competing brands, the costs to compete, reductions in contract brewing capacity and decreases in distribution support and opportunities may have a material adverse effect on the Company's results of operations, cash flows and financial position.

There Is No Assurance of Continued Growth.

The Company's future growth may be limited by both its ability to continue to increase its market share in domestic and international markets, including those markets that may be dominated by one or more regional or local craft breweries, and by the growth in the craft-brewed beer market and the Better Beer market. The development of new products by the Company may lead to reduced sales in the Company's other products, including its flagship *Samuel Adams Boston Lager*. The Company's future growth may also be limited by its ability to meet production goals at the Company's owned breweries, its ability to enter into new brewing contracts with third party-owned breweries on commercially acceptable terms or the availability of suitable production capacity at third party-owned breweries, should production at the Company's owned breweries miss targets, and its ability to obtain sufficient quantities of certain ingredients and packaging materials, such as hops and bottles, from suppliers.

The Unpredictability and Fluctuation of the Company's Quarterly Results May Adversely Affect the Trading Price of Its Common Stock. The Company's Advertising and Promotional Investments May Not be Effective.

The Company's revenues and results of operations have in the past and may in the future vary from quarter to quarter due to a number of factors, many of which are outside of the Company's control and any of which may cause its stock price to fluctuate. As a growth-oriented company, the Company has made, and expects to continue to make, significant advertising and promotional expenditures to enhance its brands. These expenditures may not result in higher sales volume. Variations in the levels of advertising and promotional expenditures have in the past caused, and are expected in the future to continue to cause, variability in the Company's quarterly results of operations. The Company has in the past made, and expects from time to time in the future to make, significant advertising and promotional expenditures to enhance its brands even though those expenditures may adversely affect the Company's results of operations in a particular quarter or even for the full year, and may not result in increased sales. While the Company attempts to invest only in effective advertising and promotional expenditures, it is difficult to correlate such investments with sales results, and there is no guarantee that the Company's expenditures will be effective in building brand equity or growing long term sales. In addition, the Company fills orders from its wholesalers who may choose independently to build their inventories or run their inventories down. Such a change in wholesaler inventories is somewhat unpredictable, and can lead to fluctuations in the Company's quarterly or annual results.

Unexpected Events at Company-Owned Breweries, Reduced Availability of Breweries Owned by Others, Increased Complexity of the Company's Business, or the Expansion Costs of the Company-Owned Breweries Could Have A Material Adverse Effect on the Company's Operations or Financial Results.

Prior to 2008, the Company pursued a production strategy that combined the capacity at its brewery Cincinnati, Ohio, acquired in 1997, with significant production arrangements at breweries owned by third parties. The brewing services arrangements with breweries owned by others allowed the Company to utilize excess capacity, providing the Company flexibility, as well as cost advantages over its competitors, while maintaining full control over the brewing process for the Company's beers. In June 2008 the Company acquired substantially all of the assets of the Pennsylvania Brewery from Diageo North America, Inc. As a result, from 2007 to 2011, the volume of core brands brewed at Company-owned breweries increased from approximately 35% to virtually all of its volume.

In 2011, the Company brewed its flagship beer, Samuel Adams Boston Lager, at each of its Company-owned brewing facilities, but at any particular time it may rely on only one brewery for its products other than Samuel Adams Boston Lager. The Company expects to brew almost all of its core brands volume in 2012 at Company-owned breweries located in Breinigsville, Pennsylvania, Cincinnati, Ohio and Boston, Massachusetts, and to have less reliance on brewing services arrangements. This increased reliance on the Company-owned breweries exposes the Company to capacity constraints, as these breweries are operating close to current capacity in peak months. Management believes that it has secured sufficient alternatives for most of its brands and packages in the event that production at any of its brewing locations is interrupted or discontinued; however, the Company may not be able to maintain its current economics if such a disruption were to occur and might experience interruptions to supply. Potential disruptions at breweries include labor issues, governmental action, quality issues, contractual disputes, machinery failures or operational shut downs.

The combination of the Company's recent growth, increased product complexity, and its reliance on its own breweries, continues to increase the operating complexity of the Company's business. There can be no assurance that the Company will effectively manage such increasing complexity, without experiencing operating inefficiencies or control deficiencies. Such inefficiencies or deficiencies could have a material adverse effect on the Company's business. The growth of the Company, changes in operating procedures and increased complexity, are also requiring significant capital investment.

While the Company has shifted most of its production to its own breweries, it continues to avail itself of capacity at third-party breweries. During 2011, the Company brewed and/or packaged certain products under contract at facilities located in Latrobe, Pennsylvania, Chicago, Illinois and Hammondsport, New York. The Company also has a contract to brew certain products with a brewery located in Eden, North Carolina; however this contract was not activated during 2011 and expires at the end of the first quarter of 2012. In selecting third party breweries for brewing services arrangements, the Company carefully weighs brewery's (i) capability of utilizing traditional brewing methods and (ii) first rate quality control capabilities throughout brewing, fermentation, finishing and packaging. To the extent that the Company needs to avail itself of third party brewing services arrangement, it exposes itself to higher than planned costs of operating under such contract arrangements than would apply at the Company-owned breweries or an unexpected decline in the brewing capacity available to it, either of which could have a material adverse effect on the Company's results of operations, cash flows and financial position.

As the brewing industry continues to consolidate, the financial stability of the breweries owned by others where the Company could brew some of its beers, if necessary, and their ability or willingness to meet the Company's needs, has become a more significant concern and there are no guarantees that the Company's brewing needs will be met. The Company continues to work with all of the breweries at which it might brew its products, in an attempt to minimize any potential interruptions. Nevertheless, should an interruption occur, the Company could experience temporary shortfalls in production and/or increased production or distribution costs, and be required to make significant capital investments to secure alternative capacity for certain brands and packages, the combination of which could have a material adverse effect on the Company's results of operations, cash flows and financial position. A simultaneous interruption at several of the Company's production locations or an unexpected interruption at one of the Company's breweries would likely cause significant disruption, increased costs and, potentially, lost sales.

The Company Is Dependent on Its Distributors.

In the United States, where approximately 99% of its beer is sold, the Company sells its beer to independent beer distributors for distribution to retailers and, ultimately, to drinkers. Although the Company currently has arrangements with approximately 400 wholesale distributors, sustained growth will require it to maintain such relationships and possibly enter into agreements with additional distributors. Changes in control or ownership of the current distribution network could lead to less support of the Company's products. No assurance can be given that the Company will be able to maintain or secure additional distributors on terms favorable to the Company.

The Company's distribution agreements are generally terminable by the distributor on short notice. While these distribution agreements contain provisions giving the Company enforcement and termination rights, some state laws prohibit the Company from exercising these contractual rights. The Company's ability to maintain its existing distribution agreements may be adversely affected by the fact that many of its distributors are reliant on one of the major beer producers for a large percentage of their revenue and, therefore, they may be influenced by such producers. If the Company's existing distribution agreements are terminated, it may not be able to enter into new distribution agreements on substantially similar terms, which may result in an increase in the costs of distribution.

The Company Expects That the Freshest Beer Program Will Adversely Affect Short-term Operating Results and Cash Flow During Implementation and Could Disrupt the Company's Business.

In late 2010, the Company started a Freshest Beer Program with domestic wholesalers in different markets to reduce both the time and temperature the Company's beers experience at wholesaler warehouses before reaching the market. Historically, wholesalers carry three to five weeks of packaged inventory (usually at ambient temperatures) and three to four weeks of draft inventory. The Company's goal is to reduce this through better on-time service, forecasting, production planning and cooperation with the wholesalers. At December 31, 2011, the Company had 55 wholesalers participating in the program at various stages of inventory reduction. The Company has 50% of its volume on the Freshest Beer Program and believes this could reach 75% by the end of 2012. The Company successfully reduced the inventories of participating wholesalers by approximately two weeks, resulting in fresher beer being delivered to retail. The Freshest Beer Program has resulted in lower shipments of approximately 50,000 case equivalents in 2010 and approximately an additional 133,000 case equivalents in 2011 when measured at the end of the year which historically has been the low point of the year for wholesaler inventories. The wholesaler ordering process has changed significantly for wholesalers that participate in the Freshest Beer Program and has resulted in a shorter period between order placement and shipment and posed much greater challenges for forecasting and production planning. Also, changes to the wholesaler ordering process has increased the complexity of the Company's revenue recognition for shipments to wholesalers that participate in the Freshest Beer Program.

It is possible that the Freshest Beer Program may not be successful, that its costs of implementation may exceed the value realized or that the outcome of such inventory reductions may prove detrimental to the Company's business trends and ability to execute at retail. The Company may encounter unexpected problems with forecasting, accounting, production and wholesaler cooperation. These issues could lead to shortages of the Company's products at the wholesaler and retailer levels, result in increased costs, negatively impact wholesaler relations, and/or delay the Company's implementation of this program.

Because the Freshest Beer Program is still in the early stages of implementation and execution, the Company currently cannot predict with any precision the success of this program, the scope of its further implementation in 2012 or the full extent of the costs or business impacts associated with the program that might be incurred. The Company currently believes the program will, in the long term, be beneficial to its business, but there can be no assurances that this will result.

The Company is Dependent on Key Suppliers, Including Foreign Sources; Its Dependence on Foreign Sources Creates Foreign Currency Exposure for the Company; The Company's Use of Natural Ingredients Creates Weather and Crop Reliability and Excess Inventory Exposure for the Company.

The Company purchases a substantial portion of the raw materials used in the brewing of its products, including its malt and hops, from a limited number of foreign and domestic suppliers. The Company purchased most of the malt used in the production of its beer from one major supplier during 2010. The Company is exposed to the quality of the barley crop each year, and significant failure of a crop would adversely affect the Company's costs. The Company believes that there are other malt vendors available that are capable of supplying part of its needs. The Company uses Noble hops for its *Samuel Adams* lagers. Noble hops are varieties from several specific growing areas recognized for superior taste and aroma properties and include Hallertau-Hallertauer, Tettnang-Tettnanger, Hersbruck-Hersbrucker and Spalt-Spalter from Germany and Saaz-Saazer from the Czech Republic. Noble hops are rare and more expensive than most other varieties of hops. Traditional English hops, namely, East Kent Goldings and English Fuggles, are used in most of the Company's ales. The Company enters into purchase commitments with four hops dealers, based on the Company's projected future volumes and brewing needs. The dealers then contract with farmers to meet the Company's needs. However, the performance and availability of the hops may be materially adversely affected by factors such as adverse weather, the use of fertilizers and pesticides that do not conform to United States regulations, the imposition of export restrictions (such as increased tariffs and duties) and changes in currency exchange rates resulting in increased prices. The Company attempts to maintain over one year's supply of essential hop varieties on-hand in order to limit the risk of an unexpected reduction in supply. The Company stores its hops in multiple cold storage warehouses to minimize the impact of a catastrophe at a single site. Hops and malt are agricultural products and therefore many outside factors, including weather conditions, farmers rotating out of hops or barley to other crops, government regulations and legislation affecting agriculture, could affect both price and supply.

The Company uses special varieties of apples in its ciders that it believes are important for the ciders' flavor profile. These apples are purchased from European suppliers and include bittersweet apples from France and culinary apples from Italy. There is limited availability of these apples and many outside factors, including weather conditions, farmers rotating from apples to other crops, government regulations and legislation affecting agriculture, could affect both price and supply.

Historically, the Company has not experienced material difficulties in obtaining timely delivery from its suppliers, although the Company has had to pay significantly above historical prices to secure supplies when inventory and supply has been tight. Although the Company believes that there are alternate sources available for some of the ingredients and packaging materials, there can be no assurance that the Company would be able to acquire such ingredients or packaging materials from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders. The loss or significant reduction in the capability of a supplier to support the Company's requirements could, in the short-term, adversely affect the Company's results of operations, cash flows and financial position until alternative supply arrangements were secured.

The Company's contracts for hops are payable in Euros for German and Czech hops and in Pounds Sterling for English hops, and therefore, the Company is subject to the risk that the Euro or Pound may fluctuate adversely against the U.S. dollar. The Company has, as a practice, not hedged this exposure, although this practice is regularly reviewed. Significant adverse fluctuations in foreign currency exchange rates may have a material adverse effect on the Company's results of operations, cash flows and financial position. Currently, the cost of hops is approximately 4% of the Company's product cost. The cost of hops has greatly increased in recent years due to exchange rate changes and the rising market price of hops, and continuation of these trends will impact the Company's product cost and potentially the Company's ability to meet demand. The Company also buys some other ingredients from foreign suppliers for which the Company also carries exposure to foreign exchange rate changes.

The Company's accounting policy for hop inventory and purchase commitments is to recognize a loss by establishing a reserve for aged hops and to the extent inventory levels and commitments exceed forecasted needs as determined by the Company's brewing department. The computation of the excess inventory requires management to make certain assumptions regarding future sales growth, product mix, cancellation costs and supply, among others. Actual results may differ materially from management's estimates. The Company continues to manage inventory levels and purchase commitments in an effort to maximize utilization of hops on hand and hops under commitment. However, changes in management's assumptions regarding future sales growth, product mix and hops market conditions could result in future material losses.

An Increase in Packaging Costs Could Harm the Company's Financial Results.

The Company maintains multiple sources for the supply of most of its packaging materials, such as shipping cases, six-pack carriers and crowns. Currently, glass and labels for core brands are each supplied by single sources. Although the Company believes that alternative suppliers are available, the loss of the Company's glass or other packaging materials suppliers could, in the short-term, adversely affect the Company's results of operations, cash flows and financial position until alternative supply arrangements were secured. If packaging costs continue to increase, there is no guarantee that such costs can be fully passed along to drinkers through increased prices. The Company has entered into long-term supply agreements for certain packaging materials that have shielded it from some cost increases. These contracts have varying lengths and terms and there is no guarantee that the economics of these contracts can be replicated at time of renewal. The Company's inability to preserve the current economics on renewal could expose the Company to significant cost increases in future years.

The Company initiates bottles deposits in some states and reuses glass bottles that are returned pursuant to certain state bottle recycling laws. The cost associated with reusing the glass varies. The Company believes that it benefits economically from cleaning and reusing these bottles, which result in a lower cost than purchasing new glass, and that it benefits the environment by the reduction in landfill usage, the reduction of usage of raw materials and the lower utility costs for reusing bottles versus producing new bottles. The economics of using recycled glass varies based on the cost of collection, sorting and handling, retailer, distributor and glass dealer behavior, the availability of equipment and service providers that will clean bottles for reuse, and may be adversely affected by changes in state regulation. There is no guarantee that the current economics of using returned glass will continue, or that the Company will continue its current used glass practices.

An Increase in Energy Costs Could Harm the Company's Financial Results.

In the last five years, the Company has experienced significant increases in direct and indirect energy costs, and energy costs could continue to rise. Increasing energy costs would result in higher transportation, freight and other operating costs, including increases in the cost of ingredients and supplies. The Company's future operating expenses and margins could be dependent on its ability to manage the impact of such cost increases. If energy costs continue to increase, there is no guarantee that such costs can be fully passed along to drinkers through increased prices.

The Company's Operations are Subject to Certain Operating Hazards. The Company Was Involved in a Product Recall in 2008 and There Is No Guarantee That Other Contamination Problems Will Not Develop That Could Harm the Company's Business.

The Company's operations are subject to certain hazards and liability risks faced by all brewers, such as potential contamination of ingredients or products by bacteria or other external agents that may be wrongfully or accidentally introduced into products or packaging. As discussed elsewhere, the Company announced a voluntary product recall of certain glass bottles of its Samuel Adams® products during 2008. The recall resulted from routine quality control inspections where glass inclusions were detected in certain bottles of beer. The Company substantially completed the recall process during 2008. While the Company does not anticipate repetition of such problems, the Company's operations are subject to a range of operating hazards which include product contamination, the occurrence of which could result in unexpected costs to the Company, and in the case of a costly product recall, potentially serious damage to the Company's reputation for product quality, as well as claims for product liability.

The Company is Subject to Existing and Potential Additional Regulation and Taxation, Which Can Impose Burdens on Its Operations and Narrow the Markets for Its Products.

The manufacture and sale of alcoholic beverages is a business that is highly regulated and taxed at the federal, state and local levels. The Company's operations may be subject to more restrictive regulations and increased taxation by federal, state and local governmental agencies than are those of non-alcohol related businesses. For instance, brewery and wholesale operations require various federal, state and local licenses, permits and approvals. In addition, some states prohibit wholesalers and retailers from holding an interest in any supplier such as the Company. Violation of such regulations can result in the loss or revocation of existing licenses by the wholesaler, retailer and/or supplier. The loss or revocation of any existing licenses, permits or approvals, failure to obtain any additional or new licenses, permits or approvals, when required, or the failure to obtain approval for the transfer of any existing permits or licenses, could have a material adverse effect on the ability of the Company to conduct its business. Because of the many and various state and federal licensing and permitting requirements, there is a risk that one or more regulatory authorities could determine that the Company has not complied with applicable licensing or permitting regulations, paid the appropriate excise taxes or does not maintain the approvals necessary for it to conduct business within their respective jurisdictions. There can be no assurance that any such regulatory action would not have a material adverse effect upon the Company or its operating results.

Increasing the federal and/or state excise tax on alcoholic beverages, or certain types of alcoholic beverages, such as flavored malt beverages, is frequently proposed in various jurisdictions either to increase revenues or discourage purchase by underage drinkers. If adopted, these measures could affect some or all of the Company's products. If federal or state excise taxes are increased, the Company may have to raise prices to maintain present profit margins. The Company does not necessarily believe that a price increase due to increased taxes will reduce unit sales, but the actual effect will depend on the amount of any increase, general economic conditions and other factors. Higher taxes may reduce overall demand for beer, thus negatively impacting sales of the Company's products. States have also been reviewing the state tax treatment for FMB's which could result in increased costs for the Company and decreased sales.

Further federal or state regulation may be forthcoming that could limit distribution and sales of alcohol products. Such regulation might reduce the Company's ability to sell its products at retail and at wholesale and could severely impact the Company's business.

Changes in Public Attitudes and Drinker Tastes Could Harm the Company's Business. Regulatory Changes in Response to Public Attitudes Could Adversely Affect the Company's Business.

The alcoholic beverage industry has become the subject of considerable societal and political attention in recent years, due to increasing public concern over alcohol-related social problems, including drunk driving, underage drinking and health consequences from the misuse of alcohol, including alcoholism. As an outgrowth of these concerns, the possibility exists that advertising by beer producers could be restricted, that additional cautionary labeling or packaging requirements might be imposed, that further restrictions on the sale of alcohol might be imposed or that there may be renewed efforts to impose increased excise or other taxes on beer sold in the United States. The domestic beer industry, other than Better Beers, has experienced a slight decline in shipments over the last ten years. The Company believes that this slower growth is due to both declining alcohol consumption per person in the population and increased competition from wine and spirits companies. If beer consumption in general were to come into disfavor among domestic drinkers, or if the domestic beer industry were subjected to significant additional governmental regulations, the Company's business could be materially adversely affected.

In addition, there has been a recent focus by state and federal authorities on caffeinated alcoholic beverages. In November 2010, in response to intense media attention regarding the misuse of high alcohol malt beverages with added caffeine that are marketed as energy drinks, the United States Food and Drug Administration ("FDA") informed producers of these products that it has not approved the use of caffeine as an additive in alcoholic beverages and thus, such beverages can be lawfully marketed only if their use is subject to prior FDA approval or is otherwise generally recognized as safe. As a result, several producers have reformulated their products to remove the added caffeine. The Company's *Twisted Tea* products and certain other craft styles contain naturally-occurring, but not added, caffeine, so the recent FDA pronouncements do not apply. Nevertheless, there is an inherent risk that the concern about added caffeine in alcoholic beverages could subsequently be applied to naturally occurring caffeine, adversely affecting the Company's products in the future. In addition, this regulatory attention to caffeinated alcoholic beverages included concerns about the availability of malt beverages in larger size single serve containers, which could adversely affect the Company's ability to sell certain of its beers and flavored malt beverages in certain single serve packages.

The Company Has Been Involved in Various Litigation Matters in the Past and there Is No Guarantee that Other Litigation Will Not Develop that Could Harm the Company's Business.

As a result of a dispute arising from the change in ownership of High Falls Brewing Company, LLC ("High Falls"), with which the Company had a brewing services agreement, the Company initiated arbitration proceedings for breach of contract against High Falls and its successor organizations and equity owner in 2010. In January 2011, the arbitrator issued an award of approximately $1.3 million in damages and expenses to be paid by High Falls, although the likelihood of collection of such award is in doubt. See *Item 3. Legal Proceedings* below.

In general, while the Company believes it conducts its business appropriately in accordance with laws, regulations and industry guidelines, claims, whether or not meritorious, could be asserted against the Company that might adversely impact the Company's results. See *Item 3 — Legal Proceedings* below.

The Class B Shareholder Has Significant Influence over the Company

The Company's Class A Common Stock is not entitled to any voting rights, except for the right as a class to approve certain mergers and charter and by-law amendments and to elect a minority of the directors of the Company. Consequently, the election of a majority of the Company's directors and all other matters requiring stockholder approval are decided by C. James Koch, Chairman of the Board of Directors of the Company, as the current holder of 100% of the outstanding shares of the Company's Class B Common Stock. As a result,

Mr. Koch is able to exercise substantial influence over all matters requiring stockholder approval, including the composition of the board of directors and approval of equity-based and other executive compensation and other significant corporate matters. This could have the effect of delaying or preventing a change in control of the Company and will make most transactions difficult or impossible to accomplish without the support of Mr. Koch.

Impact of Changes in Drinker Attitudes on Brand Equity and Inherent Risk of Reliance on the Company's Founder in the Samuel Adams® Brand Communications.

There is no guarantee that the brand equities that the Company has built in its brands will continue to appeal to drinkers. Changes in drinker attitudes or demands could adversely affect the strength of the brands and the revenue that is generated from that strength. It is possible that the Company could react to such changes and reposition its brands, but there is no certainty that the Company would be able to maintain volumes, pricing power and profitability. It is also possible that marketing messages or other actions taken by the Company could damage the brand equities as opposed to building them. If such damage should occur, it could have a negative effect on the financial condition of the Company.

In addition to these inherent brand risks, the Founder and Chairman of the Company, C. James Koch, is an integral part of the Company's current *Samuel Adams* brand message and the Company relies on the positive public perception of its Founder. The role of Mr. Koch as founder, brewer and leader of the Company is emphasized as part of the Company's brand communication and has appeal to some drinkers. If Mr. Koch were not available to the Company to continue his active role, his absence could detrimentally affect the strength of the Company's messaging and, accordingly, the Company's growth prospects. If this were to occur, the Company might need to adapt its strategy for communicating its key messages regarding its traditional brewing processes, brewing heritage and quality. Any such change in the Company's messaging strategy might have a detrimental impact on the future growth of the Company.

The Company's Operating Results and Cash Flow May Be Adversely Affected by Unfavorable Economic and Financial Market Conditions.

Volatility and uncertainty in the financial markets and economic conditions may directly or indirectly affect the Company's performance and operating results in a variety of ways, including: (a) prices for energy and agricultural products may rise faster than current estimates; (b) the Company's key suppliers may not be able to fund their capital requirements, resulting in disruption in the supplies of the Company's raw and packaging materials; (c) the credit risks of the Company's wholesalers may increase; (d) the Company's credit facility, or portion thereof, may become unavailable at a time when needed by the Company to meet critical needs; (e) overall beer consumption may decline; or (f) drinkers of the Company's beers may change their purchase preferences and frequency, which might result in sales declines.

Volatile and uncertain financial markets and economic conditions may cause disruption in the Company's operations and cash flow and reduce its gross profit and gross margin, as described above, and may also increase the Company's advertising, promotional and selling and general and administrative costs, and therefore adversely impact our operating results.

The Company has Significantly Increased its Product Offerings and Distribution Footprint which Increases Complexity and Could Adversely Affect the Company's Business.

In 2011, the Company significantly increased its commercially available beers to over 50 and launched the *Angry Orchard* hard cider brand. Further, in late 2011, the Company formed a subsidiary, A&S Brewing Collaborative LLC d/b/a Alchemy & Science, headed by Alan Newman, who founded Magic Hat Brewing in 1994, as a craft brew incubator headquartered in Burlington, Vermont. During the first quarter of 2012, Alchemy & Science purchased the assets of Southern California Brewing Company, Inc., a Los Angeles based craft brewer doing business as Angel City Brewing Company, which includes a small brewery and a beer hall. The Company expects Alchemy & Science to roll out additional brands in 2012. Also during 2012, the Company intends to complete its national distribution for both *Twisted Tea* and *Angry Orchard* brand families. The Company does not have experience with managing this number of brands and products and has limited experience with integrating acquired brands or operating beer halls. *There can be no assurance that the Company will effectively manage such increased complexity without experiencing operating inefficiencies or control deficiencies. Such inefficiencies or deficiencies could have a material adverse effect on the Company's business.*

Item 1B. ***Unresolved Staff Comments***

The Company has not received any written comments from the staff of the Securities and Exchange Commission (the "SEC") regarding the Company's periodic or current reports that (1) the Company believes are material, (2) were issued not less than 180 days before the end of the Company's 2010 fiscal year, and (3) remain unresolved.

Item 2. ***Properties***

The Company maintains its principal corporate offices in approximately 33,500 square feet of leased space located in Boston, Massachusetts, the initial term of which is set to expire in 2017. The Company also leases two smaller sales offices in California and an office in Vermont.

The Company maintains a brewery in Boston, Massachusetts in approximately 37,000 square feet of leased space. The Company also operates a tour center at the Boston Brewery. The current term of the lease for this facility will expire in 2019.

The Company owns approximately 69 acres of land in Breinigsville, Pennsylvania, on which the Company's Pennsylvania Brewery is located. The buildings on this property consist of approximately 853,000 square feet of brewery space.

The Company owns approximately 8.5 acres of land in Cincinnati, Ohio, on which the Company's Cincinnati Brewery is located. The buildings on this property consist of approximately 128,500 square feet of brewery space.

In 2007, the Company purchased 52.7 acres of land in Freetown, Massachusetts, for a purchase price of $6.0 million. In February 2008, after concluding that it would proceed with the Pennsylvania Brewery purchase, the Company placed the land in Freetown, Massachusetts on the market for sale.

The Company believes that its facilities are adequate for its current needs and that suitable additional space will be available on commercially acceptable terms as required.

Item 3. ***Legal Proceedings***

In May 2011, the Company and its former glass bottle supplier entered into an agreement to settle all claims regarding the recall implemented by the Company in 2008 pursuant to which the Company received payment of $20.5 million and all parties released each other of any claims as they relate to this matter.

In 2009, the Company was informed that ownership of the High Falls brewery located in Rochester, New York (the "Rochester Brewery") changed and that the new owners would not assume the Company's existing contract for brewing services at the Rochester Brewery. Brewing of the Company's products at the Rochester Brewery subsequently ceased in April 2009. In February 2010, the Company filed a Demand for Arbitration with the American Arbitration Association (the "arbitration") which, as amended, asserted a breach of contract claim against the previous owner of the Rochester Brewery. In March 2010, the new and previous owners of the Rochester Brewery filed a complaint in federal court seeking a declaratory judgment and injunction to require certain of the Company's claims to proceed in court, rather than in the arbitration. In April 2010, the Company filed an answer to that complaint and asserted certain counterclaims, including a claim against the new owners of the Rochester Brewery for interference with contract. The court denied the new and previous owners' motion for a preliminary injunction in June 2010. A hearing in the arbitration was held in October 2010. In January 2011, the arbitrator issued an award of approximately $1.3 million in damages and expenses to be paid by High Falls Brewery Company, LLC to the Company, although the likelihood of collection of such award is in doubt. The federal court action is still in the pre-trial phase.

In February 2011, the Company filed a complaint with the International Trade Commission (ITC) against a brewery and a glass manufacturer/importer asserting that the glass design used by the brewery to promote its products infringed on the Company's patented glass design. The matter was resolved by settlement agreement in May 2011 under which the brewery and glass manufacturer/importer agreed to discontinue all sale, use and promotion of the glass. A consent order has been issued by the ITC prohibiting them from engaging in any importation, distribution, or sale of their glass design or any glass having a design substantially similar to the Company's patented glass design.

The Company is currently not a party to any pending or threatened litigation, the outcome of which would be expected to have a material adverse effect on its financial condition or the results of its operations.

Item 4. *Mine Safety Disclosures*

Not Applicable

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

The Company's Class A Common Stock is listed for trading on the New York Stock Exchange. The Company's NYSE symbol is SAM. For the fiscal periods indicated, the high and low per share sales prices for the Class A Common Stock of The Boston Beer Company, Inc. as reported on the New York Stock Exchange-Composite Transaction Reporting System were as follows:

Fiscal 2011	High	Low
First Quarter	$ 97.66	$85.19
Second Quarter	$ 94.86	$80.01
Third Quarter	$ 92.31	$73.50
Fourth Quarter	$112.88	$72.13
Fiscal 2010	**High**	**Low**
First Quarter	$ 53.13	$43.24
Second Quarter	$ 74.52	$30.00
Third Quarter	$ 73.00	$60.95
Fourth Quarter	$100.93	$65.75

There were 14,425 holders of record of the Company's Class A Common Stock as of February 17, 2012. Excluded from the number of stockholders of record are stockholders who hold shares in "nominee" or "street" name. The closing price per share of the Company's Class A Common Stock as of February XX, 2012, as reported under the New York Stock Exchange-Composite Transaction Reporting System, was $101.14.

Class A Common Stock

At December 31, 2011, the Company had 22,700,000 authorized shares of Class A Common Stock with a par value of $.01, of which 8,714,931 were issued and outstanding. The Class A Common Stock has no voting rights, except (1) as required by law, (2) for the election of Class A Directors, and (3) that the approval of the holders of the Class A Common Stock is required for (a) future authorizations or issuances of additional securities which have rights senior to Class A Common Stock, (b) alterations of rights or terms of the Class A or Class B Common Stock as set forth in the Articles of Organization of the Company, (c) certain other amendments of the Articles of Organization of the Company, (d) certain mergers or consolidations with, or acquisitions of, other entities, and (e) sales or dispositions of any significant portion of the Company's assets.

Class B Common Stock

At December 31, 2011, the Company had 4,200,000 authorized shares of Class B Common Stock with a par value of $.01, of which 4,107,355 shares were issued and outstanding. The Class B Common Stock has full voting rights, including the right to (1) elect a majority of the members of the Company's Board of Directors and (2) approve all (a) amendments to the Company's Articles of Organization, (b) mergers or consolidations with, or acquisitions of, other entities, (c) sales or dispositions of any significant portion of the Company's assets and

(d) equity-based and other executive compensation and other significant corporate matters. The Company's Class B Common Stock is not listed for trading. Each share of Class B Common Stock is freely convertible into one share of Class A Common Stock, upon request of any Class B holder.

As of February 17, 2012, C. James Koch was the sole holder of record of all the Company's issued and outstanding Class B Common Stock.

The holders of the Class A and Class B Common Stock are entitled to dividends, on a share-for-share basis, only if and when declared by the Board of Directors of the Company out of funds legally available for payment thereof. Since its inception, the Company has not paid dividends and does not currently anticipate paying dividends on its Class A or Class B Common Stock in the foreseeable future.

Repurchases of the Registrants Class A Common Stock

On July 26, 2011, the Board of Directors of the Company increased the aggregate expenditure limit for the Company's Stock Repurchase Program by $25.0 million, thereby increasing the limit from $225.0 million to $250.0 million. On October 27, 2011, the Board of Directors further increased the aggregate expenditure limit for the Company's Stock Repurchase Program by $25.0 million, for a new limit of $275.0 million. As of December 31, 2011, the Company has repurchased a cumulative total of approximately 10.5 million shares of its Class A Common Stock for an aggregate purchase price of approximately $251.9 million.

During the twelve months ended December 31, 2011, the Company repurchased 762,258 shares of its Class A Common Stock as illustrated in the table below:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs
December 26, 2010 to January 29, 2011	7,414	$89.93	7,394	$35,262,537
January 30, 2011 to February 26, 2011	7,894	82.54	7,000	34,636,058
February 27, 2011 to March 26, 2011	2,733	87.23	2,600	34,402,006
March 27, 2011 to April 30, 2011	29,744	89.80	29,744	31,731,129
May 1, 2011 to May 28, 2011	40,237	80.94	40,000	28,484,687
May 29, 2011 to June 25, 2011	179,759	84.49	179,674	13,301,180
June 26, 2011 to July 30, 2011	91,827	89.80	91,827	30,055,280
July 31, 2011 to August 27, 2011	58,688	81.82	58,598	25,255,753
August 28, 2011 to September 24, 2011	194,571	78.20	194,218	10,056,908
September 25, 2011 to October 29, 2011	125,067	76.81	124,707	25,457,482
October 30, 2011 to November 26, 2011	13,156	95.02	13,106	24,209,886
November 27, 2011 to December 31, 2011	11,168	99.01	11,168	23,104,157
Total	762,258	$82.51	760,036	$23,104,157

Of the shares that were purchased during the period, 2,222 shares represent repurchases of unvested investment shares issued under the Investment Share Program of the Company's Employee Equity Incentive Plan.

Item 6. *Selected Consolidated Financial Data*

	Year Ended				
	Dec. 31 2011 (53 weeks)	Dec. 25 2010	Dec. 26 2009	Dec. 27 2008	Dec. 29 2007
	(In thousands, except per share and net revenue per barrel data)				
Income Statement Data:					
Revenue	$558,282	$505,870	$453,446	$449,554	$380,575
Less recall returns	—	—	—	13,222	—
Less excise taxes	45,282	42,072	38,393	37,932	38,928
Net revenue	513,000	463,798	415,053	398,400	341,647
Cost of goods sold	228,433	207,471	201,235	205,040	152,288
Recall related costs	—	—	—	9,473	—
Gross profit	284,567	256,327	213,818	183,887	189,359
Operating expenses:					
Advertising, promotional and selling expenses	157,261	135,737	121,560	132,901	124,457
General and administrative expenses	43,485	39,112	36,938	34,988	24,574
Impairment of long-lived assets	666	300	1,049	1,936	3,443
Settlement proceeds	(20,500)	—	—	—	—
Total operating expenses	180,912	175,149	159,547	169,825	152,474
Operating income	103,655	81,178	54,271	14,062	36,885
Other (expense) income, net	(155)	(70)	96	1,778	4,759
Income before provision for income taxes	103,500	81,108	54,367	15,840	41,644
Provision for income taxes	37,441	30,966	23,249	7,752	19,153
Net income	$ 66,059	$ 50,142	$ 31,118	$ 8,088	$ 22,491
Net income per share — basic	$ 5.08	$ 3.67	$ 2.21	$ 0.58	$ 1.58
Net income per share — diluted	$ 4.81	$ 3.52	$ 2.17	$ 0.56	$ 1.53
Weighted average shares outstanding — basic	13,012	13,660	14,059	13,927	14,193
Weighted average shares outstanding — diluted	13,741	14,228	14,356	14,341	14,699
Balance Sheet Data:					
Working capital	$ 58,674	$ 39,805	$ 39,244	$ 1,797	$ 77,736
Total assets	$272,488	$258,530	$262,936	$219,757	$197,955
Total long-term obligations	$ 20,694	$ 20,743	$ 15,995	$ 12,672	$ 4,210
Total stockholders' equity	$184,745	$165,588	$173,155	$140,028	$133,588
Statistical Data:					
Barrels sold	2,484	2,272	2,222	2,341	1,876
Net revenue per barrel	$ 207	$ 204	$ 187	$ 170	$ 182

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Forward-Looking Statements

In this Form 10-K and in other documents incorporated herein, as well as in oral statements made by the Company, statements that are prefaced with the words "may," "will," "expect," "anticipate," "continue," "estimate," "project," "intend," "designed," and similar expressions, are intended to identify forward-looking statements regarding events, conditions, and financial trends that may affect the Company's future plans of operations, business strategy, results of operations, and financial position. These statements are based on the Company's current expectations and estimates as to prospective events and circumstances about which the Company can give no firm assurance. Further, any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement to reflect future events or circumstances. Forward-looking statements should not be relied upon as a prediction of actual future financial condition or results. These forward-looking statements, like any forward-looking statements, involve risks and uncertainties that could cause actual results to differ materially from those projected or unanticipated. Such risks and uncertainties include the factors set forth above and the other information set forth in this Form 10-K.

Introduction

The Boston Beer Company is engaged in the business of producing and selling alcohol beverages primarily in the domestic market and, to a lesser extent, in selected international markets. The Company's revenues are derived by selling its products to distributors, who in turn sell the products through to retailers and drinkers.

The Company's products compete in the Better Beer category, which includes imported beers and craft beers. This category has seen high single-digit compounded annual growth over the past ten years. Defining factors for Better Beer include superior quality, image and taste, supported by appropriate pricing. The Company believes that the Better Beer category is positioned to increase market share as drinkers continue to trade up in taste and quality. In 2011, the Company estimates that growth of the craft beer category was approximately 12% to 14%, while the Better Beer category as a whole was up approximately 6% and the total beer category declined approximately 2%. The Company estimates that the Better Beer category now comprises approximately 20% of domestic beer consumption. The Company believes that significant opportunity to gain market share continues to exist for the Better Beer category.

Depletions of the Company's products, or distributor sales to retailers, increased approximately 7% in 2011, as compared to 2010, which was higher than the Company's estimates of Better Beer category growth but lower than the Company's estimates of craft beer category growth.

Outlook

Year-to-date depletions reported to the company thru February 10, 2012 were up approximately 8% to 9% from the same period in 2011 with the same number of selling days.

The Company is targeting earnings per diluted share for 2012 of between $3.80 and $4.20, but actual results could vary significantly from this target. The $4.00 midpoint of the 2012 earnings per diluted share projection represents a 7% increase from the comparable 2011 earnings per diluted share of $3.73, which excludes the favorable impact of $0.92 per diluted share for the recall settlement and the favorable impact of $0.16 per diluted share from the state income tax settlement. The 2012 projection includes estimated expenses attributable to Alchemy & Science but does not include any gross profit contribution from Alchemy & Science, the Company's wholly owned subsidiary. The Company is currently planning that 2012 depletions growth will be approximately 6% to 9%, which is slightly higher than 2011 trends. The Company believes that the competitive pricing environment will continue to be challenging and is planning to achieve revenue per barrel increases of approximately 3%. The Company will continue to focus on efficiencies at its Company-owned breweries and is aware of significant increases in the costs of packaging and ingredients for 2012. These increases are primarily due to barley cost pressures, which is estimated to add over $8.0 million in incremental barley costs. Full-year 2012 gross margins are currently expected to be between 53% and 55% due to anticipated price increases not fully covering cost pressures and some product mix changes. The Company intends to increase investments in advertising, promotional and selling expenses of between $8 million and $12 million for the full year 2012, not including any increases in freight costs for the shipment of beer products to the Company's wholesalers. The Company estimates startup costs of $3 million to $5 million for new brands developed by Alchemy & Science of which $2 million to $3 million are advertising, promotional and selling expenses. The Company believes that its 2012 effective tax rate will be approximately 38%.

The Company is continuing to evaluate 2012 capital expenditures and estimates that they will be significantly higher than 2011 capital expenditures of $19.6 million. Based on current information, the Company estimates a range of $40 million to $60 million, most of which relates to continued investments in the Company's breweries and additional keg purchases in support of growth, the Freshest Beer Program and increased complexity; however, the actual amount spent may well be different from these estimates. Based on information currently available, the Company believes that its capacity requirements for 2012 can be covered by its Company-owned breweries and existing contracted capacity at third party brewers.

Results of Operations

Boston Beer's flagship product is Samuel Adams Boston Lager®. For purposes of this discussion, Boston Beer's "core brands" include all products sold under the Samuel Adams®, Sam Adams®, Twisted Tea®, Angry Orchard™ and HardCore® trademarks. "Core brands" do not include the products brewed or packaged at the Cincinnati and Pennsylvania Breweries under contract arrangements for third parties. Volume produced under contract arrangements is referred to below as "non-core products." Barrels sold and the related revenue for non-core products for the fiscal year 2009 primarily relates to the Packaging Services Agreement with Diageo North America, Inc., as discussed in *Footnote B — Packaging Services Agreement* in the Notes to the Consolidated Financial Statements.

The following table sets forth certain items included in the Company's consolidated statements of income as a percentage of net revenue:

	Year Ended		
	Dec. 31 2011 (53 weeks)	Dec. 25 2010	Dec. 26 2009
	Barrels Sold (In thousands)		
Core brands	2,471	2,259	2,021
Non-core products	13	13	201
Total barrels	2,484	2,272	2,222
	Percentage of Net Revenue		
Net revenue	100.0%	100.0%	100.0%
Cost of goods	44.5	44.7	48.5
Gross profit	55.5	55.3	51.5
Advertising, promotional and selling expenses	30.7	29.3	29.3
General and administrative expenses	8.5	8.4	8.9
Impairment of long-lived assets	0.1	0.1	0.3
Settlement proceeds	(4.0)	—	—
Total operating expenses	35.3	37.8	38.5
Operating income	20.2	17.5	13.0
Interest income, net	0.0	0.0	0.0
Other (expense) income, net	0.0	0.0	0.0
Income before provision for income taxes	20.2	17.5	13.0
Provision for income taxes	7.3	6.7	5.6
Net income	12.9%	10.8%	7.4%

Year Ended December 31, 2011 (53 weeks) Compared to Year Ended December 25, 2010 (52 weeks)

Fiscal periods. The 2011 fiscal year consisted of 53 weeks as compared to 52 weeks in each of fiscal 2010 and 2009.

Net revenue. Net revenue increased by $49.2 million, or 10.6%, to $513.0 million for the year ended December 31, 2011, from $463.8 million for the year ended December 25, 2010. This increase was due primarily to an increase in core brand shipment volume and minor pricing gains, partially offset by an increase in stale beer returns.

Volume. Total shipment volume increased by 9.3% to 2,484,000 barrels for the year ended December 31, 2011, as compared to 2,272,000 barrels for the year ended December 25, 2010, due to an increase in core brand shipments. Shipment volume for the core brands increased by 9.4% to 2,471,000 barrels, due primarily to increases in *Samuel Adams* Seasonals, the *Twisted Tea* brand family, the *Samuel Adams* Brewmasters Collection and *Samuel Adams Boston Lager*, only partially offset by a decrease in shipments of Sam Adams Light®.

Fiscal year shipments volume increases of 9.3% were higher than calendar year depletions increases of approximately 7.3% primarily due to the additional week in the fiscal calendar and a planned earlier launch of our Spring Seasonal which resulted in Spring Seasonal shipments at the end of 2011 being significantly higher than in 2010. On a calendar year basis, the Company's shipments and depletion growth was equivalent at 7% for the full year.

The Company believes wholesaler inventory levels at December 31, 2011 were at appropriate levels. Excluding the impact of the inventory build for the planned earlier launch of our Spring Seasonal, inventory at participating wholesalers as a result of the Freshest Beer Program was lower by an estimated 133,000 cases as of the end of the fourth quarter, reducing reported earnings per diluted share by approximately $0.05 for the year.

Net selling price. The net selling price per barrel for core brands increased by 1.19% to $207.26 per barrel for the year ended December 31, 2011, as compared to $204.83 for the same period last year. This increase in net selling price per barrel is primarily due to price increases taken in 2011, offset by product mix changes.

Significant changes in the package mix could have a material effect on net revenue. The Company primarily packages its core brands in kegs, bottles, and in cans for certain *Twisted Tea* styles. Assuming the same level of production, a shift in the mix from bottles and cans to kegs would effectively decrease revenue per barrel, as the price per equivalent barrel is lower for kegs than for bottles and cans. The percentage of bottles and cans to total shipments increased by 1% point to 73% of total shipments for the year ended December 31, 2011 as compared to 2010.

Gross profit. Gross profit for core brands was $115.08 per barrel for the year ended December 31, 2011, as compared to $113.24 for the year ended December 25, 2010. Gross margin for core brands was 55.5% for the year ended December 31, 2011, as compared to 55.3% for the year ended December 25, 2010. The increase in gross profit per barrel of $1.84 and gross margin of 0.2 percentage points is primarily due to increases in the net selling price per barrel, partially offset by increases in cost of goods sold per barrel.

Cost of goods sold for core brands was $92.18 per barrel, or 44.5% as a percentage of net revenue, for the year ended December 31, 2011, as compared to $91.58 per barrel, or 44.7% as a percentage of net revenue, for the year ended December 25, 2010. The 2011 increase in cost of goods sold of $0.60 per barrel primarily reflected unfavorable package mix and increased inventory obsolescence, partially offset by decreased ingredient pricing.

The Company includes freight charges related to the movement of finished goods from manufacturing locations to distributor locations in its advertising, promotional and selling expense line item. As such, the Company's gross margins may not be comparable to other entities that classify costs related to distribution differently.

Advertising, promotional and selling. Advertising, promotional and selling expenses increased by $21.6 million, or 15.9%, to $157.3 million for the year ended December 31, 2011, as compared to $135.7 million for the year ended December 25, 2010. The increase is primarily due to increased size of the sales force and increased salaries, benefits and operating costs of $5.6 million, increased local marketing of $4.1 million, increased advertising of $2.3 million, as well as increased freight expenses to wholesalers of $7.0 million.

Such expenses for core brands were 30.7% of net revenue, or $63.64 per barrel, for the year ended December 31, 2011, as compared to 29.3% of net revenue, or $60.09 per barrel, for the year ended December 25, 2010. The increase in advertising, promotional and selling expenses per barrel and as a percentage of net revenue are a result of advertising, promotional and selling expenses increasing at a higher rate than increases in core shipment volume. The Company will invest in advertising and promotional campaigns that it believes are effective, but there is no guarantee that such investment will generate sales growth.

The Company conducts certain advertising and promotional activities in its wholesalers' markets, and the wholesalers make contributions to the Company for such efforts. These amounts are included in the Company's statement of operations as reductions to advertising, promotional and selling expenses. Historically, contributions from wholesalers for advertising and promotional activities have amounted to between 2% and 4% of net sales. The Company may adjust its promotional efforts in the wholesalers' markets, if changes occur in these promotional contribution arrangements, depending on the industry and market conditions.

General and administrative. General and administrative expenses increased by $4.4 million, or 11.2%, to $43.5 million in 2011 as compared to 2010, driven by increases in salary and benefit costs and consulting expenses, and the fact that in the first quarter of 2010 there was a $0.9 million reversal of a 2009 expense for an option that did not vest.

Impairment of long-lived assets. During 2011, the Company incurred impairment charges of $666,000 based upon its review of the carrying values of its property, plant and equipment, primarily reflecting the effect of the general decline in economic conditions on the value of certain land owned by the Company, compared to $300,000 of impairment charges in 2010.

Settlement proceeds. As noted in *Footnote K — Product Recall* of the accompanying consolidated financial statements, the Company received proceeds of $20.5 million during the second quarter of 2011, pursuant to an agreement to settle all claims regarding the 2008 product recall.

Stock-based compensation expense. For the year ended December 31, 2011, an aggregate of $6.2 million in stock-based compensation expense is included in advertising, promotional and selling expenses and general and administrative expenses. Stock compensation increased by $3.1 million in 2011 compared to 2010, primarily due to 2011 grants of long-term retention stock options, increased fair value of options and awards granted during 2011, expense for the estimated achievement of performance-based options and the fact that in the first quarter of 2010 there was a $0.9 million reversal of a 2009 expense for a performance option that did not vest.

Provision for income taxes. The Company's effective income tax rate for the year ended December 31, 2011 decreased to 36.2% from the 2010 rate of 38.2%. This decrease in the effective tax rate is a result of a favorable state tax settlement, as well as higher pretax income but with no corresponding increase in non-deductible expenses, partially offset by smaller research and development tax credits in 2011 as compared to 2010.

Year Ended December 25, 2010 (52 weeks) Compared to Year Ended December 26, 2009 (52 weeks)

Net revenue. Net revenue increased by $48.7 million, or 11.7%, to $463.8 million for the year ended December 25, 2010, from $415.1 million for the year ended December 26, 2009. This increase was due primarily to an increase in core brand shipment volume, minor pricing gains and a decrease in stale beer returns, partially offset by a decrease in non-core product shipments and an increase in promotional allowances paid to distributors.

Volume. Total shipment volume increased by 2.3% to 2,272,000 barrels for the year ended December 25, 2010, as compared to 2,222,000 barrels for the year ended December 26, 2009, due primarily to an increase in core brand shipments, partially offset by a decrease in non-core product shipment volume. Shipment volume for the core brands increased by 11.8% to 2,259,000 barrels, due primarily to increases in *Samuel Adams* Seasonals, the *Twisted Tea* brand family, the *Samuel Adams* Brewmasters Collection and *Samuel Adams Boston Lager*, only partially offset by a decrease in shipments of *Sam Adams Light.*

The Company believes wholesaler inventory levels at December 25, 2010 were similar, in terms of days of inventory represented, to previous years, except for those wholesalers participating in the Freshest Beer Program, whose inventories were lower.

Net selling price. The net selling price per barrel for core brands increased by 1.3% to $204.83 per barrel for the year ended December 25, 2010, as compared to $201.94 for the same period last year. This increase in net selling price per barrel is primarily due to price increases taken in 2010 and a decrease in returns of stale beer. The percentage of bottles to total shipments increased by 0.3% points in core brands to 71.8% of total shipments for the year ended December 25, 2010 as compared to 2009.

Gross profit. Gross profit for core brands was $113.24 per barrel for the year ended December 25, 2010, as compared to $105.77 for the year ended December 26, 2009. Gross margin for core brands was 55.3% for the year ended December 25, 2010, as compared to 52.4% for the year ended December 26, 2009. The increase in gross profit per barrel of $7.47 and gross margin of 2.9 percentage points is primarily due to decreases in cost of goods sold per barrel and increases in the net selling price per barrel.

Cost of goods sold for core brands was $91.58 per barrel, or 44.7% as a percentage of net revenue, for the year ended December 25, 2010, as compared to $96.17 per barrel, or 47.6% as a percentage of net revenue, for the year ended December 26, 2009. The 2010 decrease in cost of goods sold of $4.59 per barrel primarily reflected lower brewing and packaging costs at the Pennsylvania Brewery resulting from increased production volume and the Company's cost savings initiatives.

Advertising, promotional and selling. Advertising, promotional and selling expenses increased by $14.1 million, or 11.6%, to $135.7 million for the year ended December 25, 2010, as compared to $121.6 million for the year ended December 26, 2009. The increase is primarily due to increases in point-of-sale of $4.4 million, local marketing of $3.9 million, increased size of the sales force and increased salaries, benefits and operating costs of $3.9 million, increased freight expenses to wholesalers of $1.2 million and increased advertising of $1.1 million.

Such expenses for core brands were 29.3% of net revenue, or $60.09 per barrel, for the year ended December 25, 2010, as compared to 29.8% of net revenue, or $60.15 per barrel, for the year ended December 26, 2009. The decreases in advertising, promotional and selling expenses per barrel and as a percentage of net revenue are a result of core shipment volume increasing at a higher rate than increases in advertising, promotional and selling expenses. The Company will invest in advertising and promotional campaigns that it believes are effective, but there is no guarantee that such investment will generate sales growth.

General and administrative. General and administrative expenses increased by $2.2 million, or 6.0%, to $39.1 million in 2010 as compared to 2009, driven by increased legal and consulting expenses of $1.9 million and salaries and benefits costs of $1.0 million, partially offset by the reversal of stock compensation expense of $0.9 million for a performance-based option that did not vest.

Impairment of long-lived assets. During 2010, the Company incurred impairment charges of $0.3 million based upon its review of the carrying values of its property, plant and equipment, primarily reflecting the effect of the general decline in economic conditions on the value of certain land owned by the Company, compared to $1.0 million of impairment charges in 2009.

Stock-based compensation expense. For the year ended December 25, 2010, an aggregate of $3.1 million in stock-based compensation expense is included in advertising, promotional and selling expenses and general and administrative expenses. Stock compensation decreased by $1.0 million in 2010 compared to 2009, primarily due to the reversal of stock compensation expense for a performance-based option that did not vest, partially offset by expense for the estimated achievement of 2010 performance-based options and the increased fair value of options and awards granted during 2010.

Provision for income taxes. The Company's effective income tax rate for the year ended December 25, 2010 decreased to 38.2% from the 2009 rate of 42.8%. This decrease in the effective tax rate is a result of higher pretax income but with no corresponding increase in non-deductible expenses, as well as an increase in research and development tax credits.

Liquidity and Capital Resources

Cash increased to $49.5 million as of December 31, 2011 from $49.0 million as of December 25, 2010, primarily due to increased cash flows from operating activities, which was mostly offset by stock repurchases of $62.8 million and purchases of property plant and equipment totaling $19.6 million.

Cash provided by operating activities consist of net income, adjusted for certain non-cash items, such as depreciation and amortization, stock-based compensation expense and related excess tax benefit, and other non-cash items included in operating results. Also affecting cash flows provided by operating activities are changes in operating assets and liabilities, such as accounts receivable, inventory, accounts payable and accrued expenses.

Cash provided by operating activities in 2011 totaled $72.8 million and primarily consisted of net income of $66.1 million, which includes the $20.5 million in settlement proceeds noted in *Footnote K — Product Recall*, and non-cash items of $19.9 million, partially offset by a net increase in operating assets and liabilities of

$13.2 million. Cash provided by operating activities in 2010 of $67.8 million primarily consisted of net income of $50.1 million, non-cash items of $22.3 million, partially offset by a net increase in operating assets and liabilities of $4.6 million.

The Company used $19.6 million in investing activities during 2011, as compared to $13.6 million during 2010. Investing activities primarily consisted of equipment purchases to upgrade the Company-owned breweries.

Cash used in financing activities was $52.7 million during 2011, as compared to $60.8 million during 2010. The $8.1 million change in financing cash flow is primarily due to a decrease in stock repurchases under the Company's Stock Repurchase Program and an increase in excess tax benefit from stock-based compensation arrangements.

During the year ended December 31, 2011, the Company repurchased approximately 760,000 shares of its Class A Common Stock for a total cost of approximately $62.8 million. On July 26, 2011, the Board of Directors of the Company increased the aggregate expenditure limit for the Company's Stock Repurchase Program by $25.0 million, thereby increasing the limit from $225.0 million to $250.0 million. On October 27, 2011, the Board of Directors further increased the aggregate expenditure limit for the Company's Stock Repurchase Program by $25.0 million, for a new limit of $275.0 million. As of December 31, 2011, the Company has repurchased a cumulative total of approximately 10.5 million shares of its Class A Common Stock for an aggregate purchase price of approximately $251.9 million.

From January 1, 2011 to February 17, 2012, the Company repurchased 24,000 additional shares of its Class A Common Stock for a total cost of $2.4 million. As of February 17, 2012, the Company has repurchased a cumulative total of approximately 10.6 million shares of its Class A Common Stock for an aggregate purchase price of $254.3 million. The Company has approximately $20.7 million remaining on the $275 million share buyback expenditure limit set by the Board of Directors.

The Company expects that its cash balances as of December 31, 2011 of $49.5 million, along with future operating cash flow and the Company's unused line of credit of $50.0 million, will be sufficient to fund future cash requirements. The Company's $50.0 million credit facility has a term not scheduled to expire until March 31, 2015. The Company was not in violation of any of its covenants to the lender under the credit facility and there were no amounts outstanding under the credit facility as of the date of this filing.

Critical Accounting Policies

The discussion and analysis of the Company's financial condition and results of operations is based upon its consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires the Company to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. These items are monitored and analyzed by management for changes in facts and circumstances, and material changes in these estimates could occur in the future. The more judgmental estimates are summarized below. Changes in estimates are recorded in the period in which they become known. The Company bases its estimates on historical experience and various other assumptions that the Company believes to be reasonable under the circumstances. Actual results may differ from the Company's estimates if past experience or other assumptions do not turn out to be substantially accurate.

Provision for Excess or Expired Inventory

Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market. The Company's provisions for excess or expired inventory are based on management's estimates of forecasted usage of inventories. A significant change in the timing or level of demand for certain products as compared to forecasted amounts may result in recording additional provisions for excess or expired inventory in the future. Provisions for excess inventory are recorded as a cost of goods sold. For further discussion, see *Footnote B — Summary of Significant Accounting Policies* in the Notes to the Consolidated Financial Statements.

Valuation of Long-Lived Assets

The Company's long-lived assets include property, plant and equipment which are depreciated over their estimated useful lives. For purposes of determining whether there are any impairment losses, management has historically examined the carrying value of the Company's identifiable long-lived assets, including their useful lives, when indicators of impairment are present. For all long-lived assets, if an impairment loss is identified based on the fair value of the asset, as compared to the carrying value of the asset, such loss would be charged to expense in the period the impairment is identified. Furthermore, if the review of the carrying values of the long-lived assets indicates impairment of such assets, the Company may determine that shorter estimated useful lives are more appropriate. In that event, the Company will be required to record additional depreciation in future periods, which will reduce earnings. For further discussion, see *Footnote B — Summary of Significant Accounting Policies* in the Notes to the Consolidated Financial Statements.

Revenue Recognition

Net revenue includes product sales, less the distributor promotional discount allowance, the stale beer accrual and excise taxes. The Company recognizes revenue on product sales at the time when the product is shipped and the following conditions exist: persuasive evidence of an arrangement exists, title has passed to the customer according to the shipping terms, the price is fixed and determinable, and collection of the sales proceeds is reasonably assured. If the conditions for revenue recognition are not met, the Company defers the revenue until all conditions are met. For further discussion, see *Footnote B — Summary of Significant Accounting Policies* in the Notes to the Consolidated Financial Statements.

Promotional Activities Accrual

Throughout the year, the Company's sales force engages in numerous promotional activities. In connection with its preparation of financial statements and other financial reporting, management is required to make certain estimates and assumptions regarding the amount and timing of expenditures resulting from these activities. Actual expenditures incurred could differ from management's estimates and assumptions. For further discussion, see *Footnote B — Summary of Significant Accounting Policies* in the Notes to the Consolidated Financial Statements.

Stale Beer Accrual

In certain circumstances and with the Company's approval, the Company accepts and destroys stale beer that is returned by distributors. The Company credits approximately fifty percent of the distributor's cost of the beer that has passed its expiration date for freshness when it is returned to the Company or destroyed. The Company reduces revenue and establishes an accrual based upon both historical returns activities, which is applied to an estimated lag time for receipt of product, and the Company's knowledge of specific return transactions. The actual stale beer expense incurred by the Company could differ from the estimated accrual. For further discussion, see *Footnote B — Summary of Significant Accounting Policies* in the Notes to the Consolidated Financial Statements.

Kegs and Pallets Inventory and Refundable Deposits

The Company distributes its draft beer in kegs and packaged beer primarily in glass bottles and such kegs and bottles are shipped on pallets to wholesalers. All kegs and pallets are owned by the Company. Upon shipment of beer to wholesalers, the Company collects a refundable deposit on the kegs and pallets. The Company has experienced some loss of kegs and pallets and anticipates that some loss will occur in future periods. The Company believes that the loss of kegs and pallets, after considering the forfeiture of related deposits, has not been material to the financial statements. In 2010, the Company initiated a program to verify the physical count of kegs and pallets held by wholesalers and the forfeited deposits attributable to lost kegs and pallets. The Company uses internal records, records maintained by wholesalers, records maintained by other third party vendors and historical information to estimate the physical count of kegs and pallets held by wholesalers. These estimates affect the amount recorded as property, plant and equipment and current liabilities as of the date of the financial statements. The actual liability for refundable deposits could differ from these estimates. For further discussion, see *Footnote B — Summary of Significant Accounting Policies* in the Notes to the Consolidated Financial Statements.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with the fair value recognition provisions of Accounting Standards Codification Topic 718, *Compensation — Stock Compensation*. Various option-pricing models are used to calculate the fair value of options. All option-pricing models require the input of subjective assumptions. These assumptions include the estimated volatility of the Company's common stock price over the expected term, the expected dividend rate, the estimated post-vesting forfeiture rate and expected exercise behavior.

In addition, an estimated pre-vesting forfeiture rate is applied in the recognition of the compensation charge. Periodically, the Company grants performance-based stock options, related to which it only recognizes compensation expense if it is probable that performance targets will be met. Consequently, at the end of each reporting period, the Company estimates whether it is probable that performance targets will be met. Changes in the subjective assumptions and estimates can materially affect the amount of stock-based compensation expense recognized on the consolidated statements of income. For further discussion, see *Footnote B — Summary of Significant Accounting Policies* and *Footnote L — Common Stock and Share-Based Compensation* in the Notes to the Consolidated Financial Statements.

Income Taxes

The Company provides for deferred taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. This results in differences between the book and tax basis of the Company's assets and liabilities and carry-forwards such as tax credits. In estimating future tax consequences, all expected future events, other than enactment of changes in the tax laws or rates, are generally considered. Valuation allowances are provided to the extent deemed necessary when realization of deferred tax assets appears unlikely.

The calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax regulations in several different state tax jurisdictions. The Company is periodically reviewed by tax authorities regarding the amount of taxes due. These reviews include inquiries regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. The Company records estimated reserves for exposures associated with positions that it takes on its income tax returns. For further discussion, see *Footnote B — Summary of Significant Accounting Policies* and *Footnote H — Income Taxes* in the Notes to the Consolidated Financial Statements.

Business Environment

The alcoholic beverage industry is highly regulated at the federal, state and local levels. The TTB and the Justice Department's Bureau of Alcohol, Tobacco, Firearms and Explosives enforce laws under the Federal Alcohol Administration Act. The TTB is responsible for administering and enforcing excise tax laws that directly affect the Company's results of operations. State and regulatory authorities have the ability to suspend or revoke the Company's licenses and permits or impose substantial fines for violations. The Company has established strict policies, procedures and guidelines in efforts to ensure compliance with all applicable state and federal laws. However, the loss or revocation of any existing license or permit could have a material adverse effect on the Company's business, results of operations, cash flows and financial position.

The Better Beer category is highly competitive due to the large number of regional craft and specialty brewers and the brewers of imported beers who distribute similar products that have similar pricing and target drinkers. The Company believes that its pricing is appropriate given the quality and reputation of its core brands, while realizing that economic pricing pressures may affect future pricing levels. Certain major domestic brewers have also developed niche brands to compete within the Better Beer category and have acquired interests in craft beers or importation rights to foreign brands. Import brewers and major domestic brewers are able to compete more aggressively than the Company, as they have substantially greater resources, marketing strength and distribution networks than the Company. The Company anticipates craft beer competition increasing as craft brewers have benefited from a couple of years of healthy growth and are looking to maintain these trends. The Company also increasingly competes with wine and spirits companies, some of which have significantly greater resources than the Company. This competitive environment may affect the Company's overall performance within the Better Beer category. As the market matures and the Better Beer category continues to consolidate, the Company believes that companies that are well-positioned in terms of brand equity, marketing and distribution will have greater success than those who do not. With approximately 400 distributors nationwide and the Company's sales force of approximately 300 people, a commitment to maintaining brand equity and the quality of its beer, the Company believes it is well positioned to compete in a maturing market.

The demand for the Company's products is also subject to changes in drinkers' tastes.

The Potential Impact of Known Facts, Commitments, Events and Uncertainties

Hops Purchase Commitments

The Company utilizes several varieties of hops in the production of its products. To ensure adequate supplies of these varieties, the Company enters into advance multi-year purchase commitments based on forecasted future hop requirements, among other factors.

During 2011, the Company entered into several hops future contracts in the normal course of business. The total value of the contracts entered into as of December 31, 2011, which are denominated in Euros, British Pounds Sterling and U.S. Dollars, was $33.6 million. The Company has no forward exchange contracts in place as of December 31, 2011 and currently intends to purchase future hops using the exchange rate at the time of purchase. These contracts were deemed necessary in order to bring hop inventory levels and purchase commitments into balance with the Company's current brewing volume and hop usage forecasts. In addition, these contracts enable the Company to secure its position for future supply with hop vendors in the face of some competitive buying activity.

The Company's accounting policy for hop inventory and purchase commitments is to recognize a loss by establishing a reserve for aged hops and to the extent inventory levels and commitments exceed forecasted needs as determined by the Company's brewing department. The computation of the excess inventory requires management to make certain assumptions regarding future sales growth, product mix, cancellation costs and supply, among others. Actual results may differ materially from management's estimates. The Company continues to manage inventory levels and purchase commitments in an effort to maximize utilization of hops on hand and hops under commitment. However, changes in management's assumptions regarding future sales growth, product mix and hops market conditions could result in future material losses.

Contractual Obligations

The following table presents contractual obligations as of December 31, 2011:

	Payments Due by Period				
	Total	2012	2013-2014	2015-2016	Thereafter
			(In thousands)		
Advertising commitments	$15,785	$15,781	$ 4	$ —	$—
Hops purchase commitments	33,570	17,096	14,774	1,700	—
Barley purchase commitments	9,205	9,205	—	—	—
Operating leases	5,269	1,122	2,241	1,839	67
Other	4,740	4,446	294	—	—
Total contractual obligations	$68,569	$47,650	$17,313	$3,539	$67

The Company's outstanding purchase commitments related to advertising contracts of approximately $15.8 million at December 31, 2011 reflect amounts that are non-cancelable.

As discussed above, the Company has entered into contracts for the supply of a portion of its hops requirements, which extend through crop year 2015 and specify both the quantities and prices to which the Company is committed. Amounts included in the above table are in United States dollars using the exchange rates as of December 31, 2011. Payments made during 2011 to purchase hops under contracts amounted to $13.4 million.

Currently, the Company has entered into contracts for barley with one major supplier. The contracts include crop years 2011 and cover a portion of the Company's barley requirements for 2012. Barley purchase commitments outstanding at December 31, 2011 totaled $9.2 million.

For the fiscal year ended December 31, 2011, the Company brewed virtually all of its volume at Company owned breweries. In the normal course of its business, the Company has historically entered into various production arrangements with other brewing companies. Pursuant to these arrangements, the Company purchases the liquid produced by those brewing companies, including the raw materials that are used in the liquid, at the time such liquid goes into fermentation. The Company is required to repurchase all unused raw materials purchased by the brewing company specifically for the Company's beers at the brewing company's cost upon termination of the production arrangement. The Company is also obligated to meet annual volume requirements in conjunction with certain production arrangements, but the fees are not material to the Company's operations.

The Company's arrangements with other brewing companies require it to periodically purchase equipment in support of brewery operations. As of December 31, 2011, there were no significant equipment purchase requirements outstanding under existing contracts. Changes to the Company's brewing strategy or existing production arrangements, new production relationships or the introduction of new products in the future may require the Company to purchase equipment to support the contract breweries' operations.

The Company sources glass bottles pursuant to a Glass Bottle Supply Agreement with Anchor Glass Container Corporation ("Anchor") under which Anchor is the exclusive supplier of certain glass bottles for the Cincinnati Brewery and the Pennsylvania Brewery. This agreement also establishes the terms on which Anchor may supply glass bottles to other breweries where the Company brews its beers. Under the Anchor agreement, the Company has minimum and maximum purchase commitments that are based on Company-provided production estimates which, under normal business conditions, are expected to be fulfilled.

In August 2010, the Company entered into an Alternating Proprietorship Agreement (the "agreement") with Diageo Americas Supply, Inc. ("Diageo Americas") that sets forth the regulatory structure of any future production by the Company for Diageo Americas, which agreement will expire in July 2012. Neither party undertook any production obligations under the agreement and any subsequent production will be on such mutually satisfactory terms, including price, as may be agreed upon by the parties in their discretion at that time. The Company does not expect any production under the agreement to be material to the Company's operations.

Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-05 ("ASU No. 2011-05"), *Comprehensive Income (Topic 220)*. ASU No. 2011-05 gives entities two options to present other comprehensive income. A statement of other comprehensive income can be included with the net income statement, which together will make a statement of total comprehensive income. Alternatively, entities can have a statement of other comprehensive income separate from a net income statement, but the two statements will have to appear consecutively within a financial report. Under previous guidance, the statement of other comprehensive income was typically disclosed near the statement of stockholders' equity. For public entities, the amendments are effective for annual and interim periods beginning after December 15, 2011 and are applied retrospectively. The Company does not expect the adoption of this statement to have a material impact on its financial statements.

In September 2011, the FASB issued ASU No. 2011-08, *Intangibles — Goodwill and Other (Topic 350) — Testing Goodwill for Impairment*. Previous guidance under Accounting Standards Codification ("ASC") Topic 350, *Intangibles — Goodwill and Other*, required an entity to test goodwill for impairment by comparing the fair value of a reporting unit with its carrying amount (step one). If the fair value of a reporting unit is less than its carrying amount, then the second step of the test must be performed to measure the amount of the impairment loss, if any. ASU No. 2011-08 does not require an entity to calculate the fair value of a reporting unit, step one of the impairment test, unless the entity determines that it is more likely than not that its fair value is less than its carrying amount.

The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after December 15, 2011 with early adoption permitted. The Company does not expect the adoption of this statement to have a material impact on its financial statements.

In September 2011, the FASB issued ASU No. 2011-09, *Compensation-Retirement Benefits-Multiemployer Plans (Subtopic 715-80) — Disclosures about an Employer's Participation in a Multiemployer Plan.* ASU No. 2011-09 requires that employers provide additional quantitative and qualitative disclosures for multiemployer pension plans and multiemployer other postretirement benefit plans. For public entities, the new disclosures are effective for fiscal years ending after December 15, 2011. The adoption of this statement did not have a material impact on the Company's financial statements.

In December 2011, the FASB issued ASU No. 2011-11, *Balance Sheet (Topic 210) — Disclosures about Offsetting Assets and Liabilities*, which requires an entity to disclose certain information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments in this Update for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Company does not expect the adoption of this statement to have a material impact on its financial statements.

Off-Balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangements as of December 31, 2011.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

In the ordinary course of business, the Company is exposed to the impact of fluctuations in foreign exchange rates. The Company does not enter into derivatives or other market risk sensitive instruments for the purpose of speculation or for trading purposes. Market risk sensitive instruments include derivative financial instruments, other financial instruments and derivative commodity instruments, such as futures, forwards, swaps and options, that are exposed to rate or price changes.

The Company enters into hops purchase contracts in foreign denominated currencies, as described above under "*Hops Purchase Commitments.*" The cost of these hops commitments changes as foreign exchange rates fluctuate. Currently, it is not the Company's policy to hedge against foreign currency fluctuations.

The interest rate for borrowings under the Company's credit facility is based on either (i) the Alternative Prime Rate (3.25% at December 31, 2011) or (ii) the applicable LIBOR rate (0.28% at December 31, 2011) plus 0.45%, and therefore, subjects the Company to fluctuations in such rates. As of December 31, 2011, the Company had no amounts outstanding under its current line of credit.

Sensitivity Analysis

The Company applies a sensitivity analysis to reflect the impact of a 10% hypothetical adverse change in the foreign currency rates. A potential adverse fluctuation in foreign currency exchange rates could negatively impact future cash flows by approximately $3.1 million as of December 31, 2011.

There are many economic factors that can affect volatility in foreign exchange rates. As such factors cannot be predicted, the actual impact on earnings due to an adverse change in the respective rates could vary substantially from the amounts calculated above.

Item 8. ***Financial Statements and Supplementary Data***

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of The Boston Beer Company, Inc.

We have audited the accompanying consolidated balance sheets of The Boston Beer Company, Inc. and subsidiaries as of December 31, 2011 and December 25, 2010, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Boston Beer Company, Inc. and subsidiaries at December 31, 2011 and December 25, 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Boston Beer Company, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young, LLP

Boston, Massachusetts
February 22, 2012

THE BOSTON BEER COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31, 2011	December 25, 2010
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 49,450	$ 48,969
Accounts receivable, net of allowance for doubtful accounts of $66 and $121 as of December 31, 2011 and December 25, 2010, respectively	23,233	20,017
Inventories	34,072	26,614
Prepaid expenses and other assets	14,605	12,756
Deferred income taxes	4,363	3,648
Total current assets	125,723	112,004
Property, plant and equipment, net	143,586	142,889
Other assets	1,802	2,260
Goodwill	1,377	1,377
Total assets	$272,488	$258,530
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 18,806	$ 19,423
Accrued expenses and other current liabilities	48,243	52,776
Total current liabilities	67,049	72,199
Deferred income taxes	17,349	17,087
Other liabilities	3,345	3,656
Total liabilities	87,743	92,942
Commitments and Contingencies		
Stockholders' Equity:		
Class A Common Stock, $.01 par value; 22,700,000 shares authorized; 8,714,931 and 9,288,015 shares issued and outstanding as of December 31, 2011 and December 25, 2010, respectively	87	93
Class B Common Stock, $.01 par value; 4,200,000 shares authorized; 4,107,355 shares issued and outstanding	41	41
Additional paid-in capital	138,336	122,016
Accumulated other comprehensive loss, net of tax	(838)	(438)
Retained earnings	47,119	43,876
Total stockholders' equity	184,745	165,588
Total liabilities and stockholders' equity	$272,488	$258,530

The accompanying notes are an integral part of these consolidated financial statements.

THE BOSTON BEER COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	Year Ended		
	December 31, 2011 (53 weeks)	December 25, 2010	December 26, 2009
Revenue	$558,282	$505,870	$453,446
Less excise taxes	45,282	42,072	38,393
Net revenue	513,000	463,798	415,053
Cost of goods sold	228,433	207,471	201,235
Gross profit	284,567	256,327	213,818
Operating expenses:			
Advertising, promotional and selling expenses	157,261	135,737	121,560
General and administrative expenses	43,485	39,112	36,938
Impairment of long-lived assets	666	300	1,049
Settlement proceeds	(20,500)	—	—
Total operating expenses	180,912	175,149	159,547
Operating income	103,655	81,178	54,271
Other (expense) income, net:			
Interest income	54	79	112
Other (expense) income, net	(209)	(149)	(16)
Total other (expense) income, net	(155)	(70)	96
Income before provision for income taxes	103,500	81,108	54,367
Provision for income taxes	37,441	30,966	23,249
Net income	$ 66,059	$ 50,142	$ 31,118
Net income per common share — basic	$ 5.08	$ 3.67	$ 2.21
Net income per common share — diluted	$ 4.81	$ 3.52	$ 2.17
Weighted-average number of common shares — basic	13,012	13,660	14,059
Weighted-average number of common shares — diluted	13,741	14,228	14,356

The accompanying notes are an integral part of these consolidated financial statements.

THE BOSTON BEER COMPANY, INC. AND SUSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2011, December 25, 2010 and December 26, 2009

(In thousands)

	Class A Common Shares	Class A Common Stock, Par	Class B Common Shares	Class B Common Stock, Par	Additional Paid-in Capital	Accumulated Other Comprehensive Loss, net of tax	Retained Earnings	Total Stockholders' Equity	Comprehensive Income
Balance at December 27, 2008	10,068	101	4,107	41	102,653	(431)	37,664	140,028	
Net income							31,118	31,118	$31,118
Stock options exercised, including tax benefit of $1,705	207	2			4,509			4,511	
Net issuance of investment shares and restricted stock awards, net of tax deficit of $65	77	—			400			400	
Stock-based compensation expense					4,106			4,106	
Repurchase of Class A Common Stock	(209)	(2)					(7,078)	(7,080)	
Defined benefit plans liability adjustment, net of tax of $50						72		72	72
Total fiscal 2009 comprehensive income									$31,190
Balance at December 26, 2009	10,143	101	4,107	41	111,668	(359)	61,704	173,155	
Net income							50,142	50,142	$50,142
Stock options exercised, including tax benefit of $2,737	197	2			6,396			6,398	
Net issuance of investment shares and restricted stock awards, including tax benefit of $277	50	1			828			829	
Stock-based compensation expense					3,124			3,124	
Repurchase of Class A Common Stock	(1,102)	(11)					(67,970)	(67,981)	
Defined benefit plans liability adjustment, net of tax of $48						(79)		(79)	(79)
Total fiscal 2010 comprehensive income									$50,063
Balance at December 25, 2010	9,288	93	4,107	41	122,016	(438)	43,876	165,588	
Net income							66,059	66,059	$66,059
Stock options exercised, including tax benefit of $4,003	165	2			8,108			8,110	
Net issuance of investment shares and restricted stock awards, including tax benefit of $1,343	22	—			2,034			2,034	
Stock-based compensation expense					6,178			6,178	
Repurchase of Class A Common Stock	(760)	(8)					(62,816)	(62,824)	
Defined benefit plans liability adjustment, net of tax of $207						(400)		(400)	(400)
Total fiscal 2011 comprehensive income									$65,659
Balance at December 31, 2011	8,715	$ 87	4,107	$41	$138,336	$(838)	$ 47,119	$184,745	

The accompanying notes are an integral part of these consolidated financial statements.

THE BOSTON BEER COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended		
	December 31, 2011 (53 weeks)	**December 25, 2010**	**December 26, 2009**
Cash flows provided by operating activities:			
Net income	$ 66,059	$ 50,142	$ 31,118
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	18,792	17,427	16,919
Impairment of long-lived assets	666	300	1,049
Loss on disposal of property, plant and equipment	118	64	25
Bad debt (recovery) expense	(55)	(15)	24
Stock-based compensation expense	6,178	3,124	4,106
Excess tax benefit from stock-based compensation arrangements	(5,346)	(3,014)	(1,640)
Deferred income taxes	(453)	4,425	2,131
Changes in operating assets and liabilities:			
Accounts receivable	(3,161)	(2,146)	177
Inventories	(7,458)	(1,056)	(2,850)
Prepaid expenses and other assets	(2,146)	(3,950)	6,483
Accounts payable	(617)	(5,832)	5,052
Accrued expenses and other current liabilities	894	7,340	3,398
Other liabilities	(711)	1,021	(427)
Net cash provided by operating activities	72,760	67,830	65,565
Cash flows used in investing activities:			
Purchases of property, plant and equipment	(19,599)	(13,608)	(16,997)
Proceeds from disposal of property, plant and equipment	—	20	8
Net cash used in investing activities	(19,599)	(13,588)	(16,989)
Cash flows used in financing activities:			
Repurchase of Class A Common Stock	(62,824)	(67,981)	(7,080)
Proceeds from exercise of stock options	4,107	3,661	2,806
Excess tax benefit from stock-based compensation arrangements	5,346	3,014	1,640
Net proceeds from sale of investment shares	691	552	465
Net cash used in financing activities	(52,680)	(60,754)	(2,169)
Change in cash and cash equivalents	481	(6,512)	46,407
Cash and cash equivalents at beginning of year	48,969	55,481	9,074
Cash equivalents at end of year	$ 49,450	$ 48,969	$ 55,481
Supplemental disclosure of cash flow information:			
Income taxes paid	$ 40,556	$ 24,769	$ 18,193

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

A. Organization and Basis of Presentation

The Boston Beer Company, Inc. and subsidiaries (the "Company") are engaged in the business of selling alcohol beverages throughout the United States and in selected international markets, under the trade names "The Boston Beer Company," "Twisted Tea Brewing Company," "Angry Orchard Cider Company," and "HardCore Cider Company." The Company's Samuel Adams® beers and Sam Adams Light® are produced and sold under the trade name "The Boston Beer Company".

B. Summary of Significant Accounting Policies

Fiscal Year

The Company's fiscal year is a fifty-two or fifty-three week period ending on the last Saturday in December. The fiscal period of 2011 consists of fifty-three weeks and the fiscal periods 2010 and 2009 consist of fifty-two weeks.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All intercompany transactions and balances have been eliminated in consolidation.

Segment Reporting

The Company consists of a single operating segment that produces and sells alcohol beverages. The Company's brands, which include Samuel Adams®, Sam Adams Light®, Twisted Tea®, Angry Orchard, and HardCore®, are predominantly malt beverages, which are sold to the same types of customers in similar size quantities, at similar price points and through substantially the same channels of distribution. The Company's products are manufactured using similar production processes and have comparable alcohol content and constitute a single group of similar products.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents at December 31, 2011 and December 25, 2010 included cash on-hand and money market instruments that are highly liquid investments.

Accounts Receivable and Allowance for Doubtful Accounts

The Company's accounts receivable primarily consist of trade receivables. The Company records an allowance for doubtful accounts that is based on historical trends, customer knowledge, any known disputes, and the aging of the accounts receivable balances combined with management's estimate of future potential recoverability. Receivables are written off against the allowance after all attempts to collect a receivable have failed. The Company believes its allowance for doubtful accounts as of December 31, 2011 and December 25, 2010 are adequate, but actual write-offs could exceed the recorded allowance.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents and trade receivables. The Company places its cash equivalents with high credit quality financial institutions. As of December 31, 2011, the Company's cash and cash equivalents were invested in investment-grade, highly-liquid U.S. government agency corporate money market accounts.

The Company sells primarily to independent beer distributors across the United States and Canada. Sales to non-Canadian foreign customers are insignificant. Receivables arising from these sales are not collateralized; however, credit risk is minimized as a result of the large and diverse nature of the Company's customer base. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. There were no individual customer accounts receivable balances outstanding at December 31, 2011 and December 25, 2010 that were in excess of 10% of the gross accounts receivable balance on those dates. No individual customers represented more than 10% of the Company's revenues during fiscal years 2011, 2010 and 2009.

Financial Instruments and Fair Value of Financial Instruments

The Company's primary financial instruments consisted of cash equivalents, accounts receivable, accounts payable and accrued expenses at December 31, 2011 and December 25, 2010. The Company determines the fair value of its financial assets and liabilities in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820, *Fair Value Measurements and Disclosures* ("ASC 820"). The Company believes that the carrying amount of its cash, accounts receivable, accounts payable and accrued expenses approximates fair value due to the short-term nature of these assets and liabilities. The Company is not exposed to significant interest, currency or credit risks arising from these financial assets and liabilities.

Inventories and Provision for Excess or Expired Inventory

Inventories consist of raw materials, work in process and finished goods. Raw materials, which principally consist of hops, other brewing materials and packaging, are stated at the lower of cost (first-in, first-out basis) or market. The cost elements of work in process and finished goods inventory consist of raw materials, direct labor and manufacturing overhead. Packaging design costs are expensed as incurred.

The provisions for excess or expired inventory are based on management's estimates of forecasted usage of inventories. A significant change in the timing or level of demand for certain products as compared to forecasted amounts may result in recording additional provisions for excess or expired inventory in the future. Provisions for excess inventory are included in cost of goods sold.

The computation of the excess hops inventory requires management to make certain assumptions regarding future sales growth, product mix, cancellation costs, and supply, among others. The Company manages inventory levels and purchase commitments in an effort to maximize utilization of hops on hand and hops under commitment. The Company's accounting policy for hops inventory and purchase commitments is to recognize a loss by establishing a reserve to the extent inventory levels and commitments exceed forecasted needs as determined by the Company's brewmasters. The Company has not recorded any loss on purchase commitments in the fiscal years 2011, 2010 and 2009.

Property, Plant and Equipment

Property, plant, and equipment are stated at cost. Expenditures for repairs and maintenance are expensed as incurred. Major renewals and betterments that extend the life of the property are capitalized. Some of the Company's equipment is used by other brewing companies to produce the Company's products under brewing service arrangements (Note I). Depreciation is computed using the straight-line method based upon the estimated useful lives of the underlying assets as follows:

Kegs	5 years
Office equipment and furniture	3 to 5 years
Machinery and plant equipment	3 to 20 years, or the term of the production agreement, whichever is shorter
Leasehold improvements	Lesser of the remaining term of the lease or estimated useful life of the asset
Building and building improvements	15 to 20 years, or the remaining useful life of the building, whichever is shorter

Refundable Deposits on Kegs and Pallets

The Company distributes its draft beer in kegs and packaged beer primarily in glass bottles and such kegs and bottles are shipped on pallets to wholesalers. All kegs and pallets are owned by the Company. Kegs are reflected in the Company's balance sheets at cost and are depreciated over the estimated useful life of the keg, while pallets are expensed upon purchase. Upon shipment of beer to wholesalers, the Company collects a refundable deposit on the kegs and pallets, which is included in current liabilities in the Company's balance sheets. Upon return of the kegs and pallets to the Company, the deposit is refunded to the wholesaler.

The Company has experienced some loss of kegs and pallets and anticipates that some loss will occur in future periods due to the significant volume of kegs and pallets handled by each wholesaler and retailer, the homogeneous nature of kegs and pallets owned by most brewers and the relatively small deposit collected for each keg when compared with its market value. The Company believes that this is an industry-wide issue and that the Company's loss experience is not atypical. The Company believes that the loss of kegs and pallets, after considering the forfeiture of related deposits, has not been material to the financial statements. In 2010, the Company began estimating the physical count of kegs and pallets held by certain of its larger wholesalers and the forfeited deposits attributable to lost kegs and pallets. The Company uses internal records, records maintained by wholesalers, records maintained by other third party vendors and historical information to estimate the physical count of kegs and pallets held by wholesalers. These estimates affect the amount recorded as property, plant and equipment and current liabilities as of the date of the financial statements. The actual liability for refundable deposits could differ from these estimates. For the year ended December 31, 2011, the Company decreased its liability for refundable deposits, gross property, plant and equipment and related accumulated depreciation by $1.9 million, $4.6 million and $4.6 million, respectively. For the year ended December 25, 2010, the Company decreased its liability for refundable deposits, gross property, plant and equipment and related accumulated depreciation by $2.1 million, $6.7 million and $6.7 million, respectively. As of December 31, 2011 and December 25, 2010, the Company's balance sheet includes $12.6 million and $13.2 million, respectively, in refundable deposits on kegs and pallets and $10.8 million and $11.4 million, respectively, in keg equipment, net of accumulated depreciation.

Goodwill

Goodwill represents the excess of the purchase price of the Company-owned brewery in Cincinnati, Ohio (the "Cincinnati Brewery") over the fair value of the net assets acquired upon the completion of the acquisition in November 2000 and relates to the Company's single operating unit. The Company does not amortize goodwill, but performs an annual impairment analysis of goodwill by comparing the carrying value and the fair value of its single reporting unit at the end of the third quarter of every fiscal year. The Company has concluded that its goodwill was not impaired as of December 31, 2011 and December 25, 2010.

Long-lived Assets

Long-lived assets are recorded at cost and depreciated over their estimated useful lives. For purposes of determining whether there are any impairment losses, as further discussed below, management has historically examined the carrying value of the Company's identifiable long-lived assets, including their useful lives, when indicators of impairment are present. For all long-lived assets, if an impairment loss is identified based on the fair value of the asset, as compared to the carrying value of the asset, such a loss would be charged to expense in the period the impairment is identified. Furthermore, if the review of the carrying values of the long-lived assets indicates impairment of such assets, the Company may determine that shorter estimated useful lives are more appropriate. In that event, the Company will be required to record additional depreciation in future periods, which will reduce earnings.

Factors generally considered important which could trigger an impairment review on the carrying value of long-lived assets include the following: (1) significant underperformance relative to historical or projected future operating results; (2) significant changes in the manner of use of acquired assets or the strategy for the Company's overall business; (3) underutilization of assets; and (4) discontinuance of products by the Company or its customers. The Company believes that the carrying value of its long-lived assets was realizable as of December 31, 2011.

Promotional Activities Accrual

Throughout the year, the Company's sales force engages in numerous promotional activities. In connection with its preparation of financial statements and other financial reporting, management is required to make certain estimates and assumptions regarding the amount and timing of expenditures resulting from these activities. Actual expenditures incurred could differ from management's estimates and assumptions.

Distributor Promotional Discount Allowance

The Company enters into promotional discount programs with its various distributors for certain periods of time. The agreed-upon discount rates are applied to certain distributors' sales to retailers, based on volume metrics, in order to determine the total discounted amount. The computation of the discount allowance requires that management make certain estimates and assumptions that affect the reported amounts of related assets at the date of the financial statements and the reported amounts of revenue during the reporting period. Actual promotional discounts owed and paid could differ from the estimated allowance.

Stale Beer Accrual

In certain circumstances and with the Company's approval, the Company accepts and destroys stale beer that is returned by distributors. The Company credits approximately fifty percent of the distributor's cost of the beer that has passed its expiration date for freshness when it is returned to the Company or destroyed. The Company establishes an accrual based upon both historical returns activities, which is applied to an estimated lag time for receipt of product, and the Company's knowledge of specific return transactions. Stale beer expense is reflected in the accompanying financial statements as a reduction of revenue; however, the actual stale beer expense incurred by the Company could differ from the estimated accrual.

Income Taxes

The Company provides for deferred taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. This results in differences between the book and tax bases of the Company's assets and liabilities and carryforwards, such as tax credits. In estimating future tax consequences, all expected future events, other than enactment of changes in the tax laws or rates, are generally considered. Valuation allowances are provided to the extent deemed necessary when realization of deferred tax assets appears unlikely.

The calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax regulations in several different state tax jurisdictions. The Company is periodically reviewed by tax authorities regarding the amount of taxes due. These reviews include inquiries regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In accordance with ASC Topic 740, *Income Taxes*, the Company records estimated reserves for exposures associated with positions that it takes on its income tax returns in accordance with that standard.

Excise Taxes

The Company is responsible for compliance with the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Treasury Department (the "TTB") regulations which includes making timely and accurate excise tax payments. The Company is subject to periodic compliance audits by the TTB. Individual states also impose excise taxes on alcoholic beverages in varying amounts. The Company calculates its excise tax expense based upon units produced and on its understanding of the applicable excise tax laws.

Revenue Recognition

Net revenue includes product sales, less the distributor promotional discount allowance, the stale beer accrual and excise taxes. The Company recognizes revenue on product sales at the time when the product is shipped and the following conditions exist: persuasive evidence of an arrangement exists, title has passed to the customer according to the shipping terms, the price is fixed and determinable, and collection of the sales proceeds is reasonably assured. If the conditions for revenue recognition are not met, the Company defers the revenue until all conditions are met. As of December 31, 2011, the Company has deferred $1.7 million in revenue related to product shipped prior to December 31, 2011. This amount is included in accrued expenses and other current liabilities in the accompanying consolidated balance sheet. As December 25, 2010, no revenue deferral was necessary for shipments prior to that date as all conditions for revenue recognition were met.

Packaging Services Agreement

In connection with the Company's acquisition of the Pennsylvania Brewery, Diageo North America, Inc. ("Diageo") and the Company entered into a Packaging Services Agreement (the "Packaging Services Agreement"), pursuant to which the Company agreed to blend and package the Diageo products that were being produced at the Pennsylvania Brewery by Diageo. The Packaging Services Agreement commenced on June 2, 2008, the date on which the Company purchased the Pennsylvania Brewery, and called for a term of approximately two years, subject to certain early termination rights. In November 2008, Diageo notified the Company of its intention to terminate the Packaging Services Agreement at the conclusion of the second phase and on May 2, 2009, the Packaging Services Agreement terminated. No early termination penalties were applicable.

The Company recorded $5.1 million in revenue under the Packaging Services Agreement during fiscal 2009.

Cost of Goods Sold

The following expenses are included in cost of goods sold: raw material costs, packaging costs, costs and income related to deposit activity, purchasing and receiving costs, manufacturing labor and overhead, brewing and processing costs, inspection costs relating to quality control, inbound freight charges, depreciation expense related to manufacturing equipment and warehousing costs, which include rent, labor and overhead costs.

Shipping Costs

Costs incurred for the shipping of products to customers are included in advertising, promotional and selling expenses in the accompanying consolidated statements of income. The Company incurred shipping costs of $31.1 million, $24.1 million and $22.8 million in fiscal years 2011, 2010 and 2009, respectively.

Advertising and Sales Promotions

The following expenses are included in advertising, promotional and selling expenses in the accompanying consolidated statements of income: media advertising costs, sales and marketing expenses, salary and benefit expenses and meals, travel and entertainment expenses for the sales and sales support workforce, promotional activity expenses, freight charges related to shipments of finished goods from manufacturing locations to distributor locations and point-of-sale items.

The Company reimburses its wholesalers and retailers for promotional discounts, samples and certain advertising and marketing activities used in the promotion of the Company's products. The reimbursements for discounts to wholesalers are recorded as reductions to net revenue. The Company has sales incentive arrangements with its wholesalers based upon performance of certain marketing and advertising activities by the wholesalers. Depending on applicable state laws and regulations, these activities promoting the Company's products may include, but are not limited to, the following: point-of-sale merchandise placement, product displays and promotional programs at retail locations. The costs incurred for these sales incentive arrangements and advertising and promotional programs are included in advertising, promotional and selling expenses during the period in which they are incurred. Total advertising and sales promotional expenditures of $73.4 million, $66.1 million and $59.1 million were included in advertising, promotional and selling expenses in the accompanying consolidated statements of income for fiscal years 2011, 2010 and 2009, respectively. Of these amounts, $9.9 million, $9.0 million and $7.1 million related to sales incentives, samples and other promotional discounts and $31.9 million, $30.5 million and $29.5 million related to advertising costs for fiscal years 2011, 2010 and 2009, respectively.

The Company conducts certain advertising and promotional activities in its wholesalers' markets and the wholesalers make contributions to the Company for such efforts. Reimbursements from wholesalers for advertising and promotional activities are recorded as reductions to advertising, promotional and selling expenses.

General and Administrative Expenses

The following expenses are included in general and administrative expenses in the accompanying consolidated statements of income: general and administrative salary and benefit expenses, insurance costs, professional service fees, rent and utility expenses, meals, travel and entertainment expenses for general and administrative employees, and other general and administrative overhead costs.

Stock-Based Compensation

The Company accounts for share-based awards in accordance with ASC Topic 718, *Compensation — Stock Compensation* ("ASC 718"), which generally requires recognition of share-based compensation costs in financial statements based on fair value. Compensation cost is recognized over the period during which an employee is required to provide services in exchange for the award (the requisite service period). The amount of compensation cost recognized in the consolidated statements of income is based on the awards ultimately expected to vest, and therefore, reduced for estimated forfeitures.

For stock options granted prior to the adoption of ASC 718 on January 1, 2006, fair values were estimated on the date of grants using a Black-Scholes option-pricing model. As permitted by ASC 718, the Company elected to use a lattice model, such as the binomial option-pricing model, to estimate the fair values of stock options granted on or after January 1, 2006, with the exception of the 2008 stock option grant to the Company's Chief Executive Officer, which is considered to be a market-based award and was valued utilizing the Monte Carlo Simulation pricing model, which calculates multiple potential outcomes for an award and establishes fair value based on the most likely outcome. See Note L for further discussion of the application of the option-pricing models.

Net Income Per Share

Basic net income per share is calculated by dividing net income by the weighted-average common shares outstanding. Diluted net income per share is calculated by dividing net income by the weighted-average common shares and potentially dilutive securities outstanding during the period using the treasury stock method.

Reclassifications

Certain amounts in prior periods have been reclassified in order to conform to current presentation.

Environmental Matters

In accordance with ASC Topic 410, *Asset Retirement and Environmental Obligations,* the Company accrues for environmental remediation-related activities for which commitments or cleanup plans have been developed and for which costs can be reasonably estimated. All accrued amounts are generally determined on an undiscounted basis.

Recent Accounting Pronouncements

In June 2011, the FASB issued Accounting Standards Update ("ASU") No. 2011-05 ("ASU No. 2011-05"), *Comprehensive Income (Topic 220).* ASU No. 2011-05 gives entities two options to present other comprehensive income. A statement of other comprehensive income can be included with the net income statement, which together will make a statement of total comprehensive income. Alternatively, entities can have a statement of other comprehensive income separate from a net income statement, but the two statements will have to appear consecutively within a financial report. Under previous guidance, the statement of other comprehensive income was typically disclosed near the statement of stockholders' equity. For public entities, the amendments are effective for annual and interim periods beginning after December 15, 2011 and are applied retrospectively. The Company does not expect the adoption of this statement to have a material impact on its financial statements.

In September 2011, the FASB issued ASU No. 2011-08, *Intangibles — Goodwill and Other (Topic 350) — Testing Goodwill for Impairment*. Previous guidance under ASC Topic 350, *Intangibles — Goodwill and Other*, required an entity to test goodwill for impairment by comparing the fair value of a reporting unit with its carrying amount (step one). If the fair value of a reporting unit is less than its carrying amount, then the second step of the test must be performed to measure the amount of the impairment loss, if any. ASU No. 2011-08 does not require an entity to calculate the fair value of a reporting unit, step one of the impairment test, unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after December 15, 2011 with early adoption permitted. The Company does not expect the adoption of this statement to have a material impact on its financial statements.

In September 2011, the FASB issued ASU No. 2011-09, *Compensation-Retirement Benefits-Multiemployer Plans (Subtopic 715-80) — Disclosures about an Employer's Participation in a Multiemployer Plan.* ASU No. 2011-09 requires that employers provide additional quantitative and qualitative disclosures for multiemployer pension plans and multiemployer other postretirement benefit plans. For public entities, the new disclosures are effective for fiscal years ending after December 15, 2011. The adoption of this statement did not have a material impact on the Company's financial statements.

In December 2011, the FASB issued ASU No. 2011-11, *Balance Sheet (Topic 210) — Disclosures about Offsetting Assets and Liabilities*, which requires an entity to disclose certain information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments in this Update for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Company does not expect the adoption of this statement to have a material impact on its financial statements.

C. Inventories

Inventories consisted of the following:

	December 31, 2011	December 25, 2010
	(In thousands)	
Raw materials	$21,191	$15,986
Work in process	6,670	5,048
Finished goods	6,211	5,580
	$34,072	$26,614

D. Prepaid Expenses and Other Assets

Prepaid expenses and other assets consisted of the following:

	December 31, 2011	December 25, 2010
	(In thousands)	
Income taxes receivable	$ 7,762	$ 5,626
Prepaid expenses	3,866	3,304
Grant receivable – environmental remediation (see Note I)	2,589	2,589
Other assets	388	1,237
	$14,605	$12,756

E. Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	December 31, 2011	December 25, 2010
	(In thousands)	
Machinery and plant equipment	$137,357	$123,932
Kegs	43,737	43,706
Land	24,249	24,463
Building and building improvements	25,220	25,645
Office equipment and furniture	11,047	12,367
Leasehold improvements	3,717	3,899
	245,327	234,012
Less accumulated depreciation	101,741	91,123
	$143,586	$142,889

The Company recorded depreciation expense related to these assets of $18.5 million, $17.3 million and $16.8 million in fiscal years 2011, 2010 and 2009, respectively.

Impairment of Long-lived Assets

During 2011, 2010, and 2009 the Company incurred $0.7 million, $0.3 million, and $1.0 million in impairment charges, respectively, based upon its review of the carrying values of its property, plant and equipment, primarily reflecting the effect of the general decline in economic conditions on the value of certain land owned by the Company.

F. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31, 2011	December 25, 2010
	(In thousands)	
Accrued deposits	$13,867	$14,543
Employee wages, benefits and reimbursements	9,638	8,577
Advertising, promotional and selling expenses	6,788	6,868
Income taxes (see Note H)	3,810	10,792
Environmental remediation costs (see Note I)	2,589	2,589
Deferred revenue	2,316	722
Accrued excise taxes	1,721	3,116
Other accrued liabilities	7,514	5,569
	$48,243	$52,776

G. Long-term Debt and Line of Credit

The Company has a credit facility in place that provides for a $50.0 million revolving line of credit which has a term not scheduled to expire until March 31, 2015. The Company may elect an interest rate for borrowings under the credit facility based on either (i) the Alternative Prime Rate (3.25% at December 31, 2011) or (ii) the applicable LIBOR rate (0.28% at December 31, 2011) plus 0.45%. The Company incurs an annual commitment fee of 0.15% on the unused portion of the facility and is obligated to meet certain financial covenants, including the maintenance of specified levels of tangible net worth and net income. The Company was in compliance with all covenants as of December 31, 2011 and December 25, 2010. There were no borrowings outstanding under the credit facility as of December 31, 2011 and December 25, 2010.

There are also certain restrictive covenants set forth in the credit agreement. Pursuant to the negative covenants, the Company has agreed that it will not: enter into any indebtedness or guarantees other than those specified by the lender, enter into any sale and leaseback transactions, merge, consolidate, or dispose of significant assets without the lender's prior written consent, make or maintain any investments other than those permitted in the credit agreement, or enter into any transactions with affiliates outside of the ordinary course of business. In addition, the credit agreement requires the Company to obtain prior written consent from the lender on distributions on account of, or in repurchase, retirement or purchase of its capital stock or other equity interests with the exception of the following: (a) distributions of capital stock from subsidiaries to The Boston Beer Company, Inc. and Boston Beer Corporation (a subsidiary of The Boston Beer Company, Inc.), (b) repurchase from former employees of non-vested investment shares of Class A Common Stock, issued under the Employee Equity Incentive Plan, and (c) redemption of shares of Class A Common Stock as approved by the Board of Directors and payment of cash dividends to its holders of common stock. Borrowings under the credit facility may be used for working capital, capital expenditures and general corporate purposes of the Company and its subsidiaries. In the event of a default that has not been cured, the credit facility would terminate and any unpaid principal and accrued interest would become due and payable.

H. Income Taxes

Significant components of the provision (benefit) for income taxes are as follows:

	2011 (53 weeks)	2010	2009
	(In thousands)		
Current:			
Federal	$31,845	$20,989	$16,336
State	5,809	5,505	4,832
Total current	37,654	26,494	21,168
Deferred:			
Federal	(47)	3,938	1,871
State	(166)	534	210
Total deferred	(213)	4,472	2,081
Total income tax provision	$37,441	$30,966	$23,249

The Company's reconciliations to statutory rates are as follows:

	2011	2010	2009
Statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	4.1	4.0	3.6
Deduction relating to U.S. production activities	(3.0)	(2.9)	(1.9)
Change in income tax contingencies	0.6	1.1	2.1
State audit settlement	(2.0)	—	—
Other	1.5	1.0	4.0
	36.2%	38.2%	42.8%

Significant components of the Company's deferred tax assets and liabilities are as follows at:

	December 31, 2011	December 25, 2010
	(In thousands)	
Deferred tax assets:		
Accrued expenses	$ 2,424	$ 2,451
Stock-based compensation expense	6,059	4,573
Inventory	2,099	1,477
Other	2,340	2,105
Total deferred tax assets	12,922	10,606
Valuation allowance	(545)	(311)
Total deferred tax assets net of valuation allowance	12,377	10,295
Deferred tax liabilities:		
Property, plant and equipment	(24,068)	(22,484)
Prepaid expenses	(907)	(900)
Goodwill	(388)	(350)
Total deferred tax liabilities	(25,363)	(23,734)
Net deferred tax liabilities	$(12,986)	$(13,439)

The Company's practice is to classify interest and penalties related to income tax matters in income tax expense. Interest and penalties included in the provision for income taxes amounted to $0.4 million, $0.7 million and $0.5 million for fiscal years 2011, 2010 and 2009, respectively. Accrued interest and penalties amounted to $1.0 million and $3.7 million at December 31, 2011 and December 25, 2010, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2011	2010
	(In thousands)	
Balance at beginning of year	$ 7,129	$6,633
Increases related to current year tax positions	175	200
(Decrease)/Increase related to prior year tax positions	(1,808)	656
Decreases related to settlements	(3,561)	(360)
Decreases related to lapse of statute of limitations	—	—
Balance at end of year	$ 1,935	$7,129

Included in the balance of unrecognized tax benefits at December 31, 2011 and December 25, 2010 are potential net benefits of $1.6 million and $4.9 million, respectively, that would favorably impact the effective tax rate if recognized. Unrecognized tax benefits are included in accrued expenses in the accompanying consolidated balance sheets and adjusted in the period in which new information about a tax position becomes available or the final outcome differs from the amount recorded.

The Company's state income tax returns remain subject to examination for three or four years depending on the state's statute of limitations. In addition, the Company is generally obligated to report changes in taxable income arising from federal income tax audits.

In August 2008, the Massachusetts Department of Revenue (the "MA DOR") commenced an examination of the Company's 2004, 2005 and 2006 corporate income tax returns. In addition, in October 2009, the MA DOR expanded the original examination to include the 2007 and 2008 corporate income tax returns. In October 2011, the Company settled the 2004 to 2008 MA DOR examinations. The settlement resulted in a benefit to its fourth quarter provision for income taxes of $2.1 million. The Company is also being audited by three other states as of December 31, 2011.

The Company was audited by other states and settled various issues that resulted in no change in unrecognized tax benefits in 2009 and a decrease of $0.4 million in unrecognized tax benefits in 2010 and no change in unrecognized tax benefits in 2011.

In September 2011, the Internal Revenue Service ("IRS") commenced an examination of the Company's 2007 and 2008 amended consolidated corporate income tax return and the related loss carry back claim to 2006. In addition, in October 2011, the IRS expanded the original examination to include the 2009 corporate income tax return. The examination was in progress as of December 31, 2011.

It is reasonably possible that the Company's unrecognized tax benefits may increase or decrease in 2012 if there is a completion of certain state income tax audits; however, the Company cannot estimate the range of such possible changes. The Company does not expect that any potential changes would have a material impact on the Company's financial position, results of operations or cash flows.

I. Commitments and Contingencies

Purchase Commitments

The Company had outstanding non-cancelable purchase commitments related to advertising contracts of approximately $15.8 million at December 31, 2011, all of which are expected to be incurred in fiscal 2012. The Company had various other non-cancelable purchase commitments at December 31, 2011, which amounted to $4.7million.

The Company has entered into contracts for the supply of a portion of its hops requirements. These purchase contracts extend through crop year 2015 and specify both the quantities and prices, mostly denominated in Euros, to which the Company is committed. Hops purchase commitments outstanding at December 31, 2011 totaled $33.6 million, based on the exchange rates on that date. The Company does not use forward currency exchange contracts and intends to purchase future hops using the exchange rate at the time of purchase. As of December 31, 2011, projected cash outflows under hops purchase commitments for each of the remaining years under the contracts are as follows:

	(In thousands)
2012	$17,096
2013	10,685
2014	4,089
2015	1,700
2016	—
	$33,570

Currently, the Company has entered into contracts for barley with one major supplier. The contracts include crop years 2011 and cover a portion of the Company's barley requirements for 2012. Barley purchase commitments outstanding at December 31, 2011 totaled $9.2 million.

For the fiscal year ended December 31, 2011, the Company brewed most all of its volume at Company owned breweries. In the normal course of its business, the Company has historically entered into various production arrangements with other brewing companies. Pursuant to these arrangements, the Company purchases the liquid produced by those brewing companies, including the raw materials that are used in the liquid, at the time such liquid goes into fermentation. The Company is required to repurchase all unused raw materials purchased by the brewing company specifically for the Company's beers at the brewing company's cost upon termination of the production arrangement. The Company is also obligated to meet annual volume requirements in conjunction with certain production arrangements, which are not material to the Company's operations.

The Company's arrangements with other brewing companies require it to periodically purchase equipment in support of brewery operations. As of December 31, 2011, there were no significant equipment purchase requirements outstanding under existing contracts. Changes to the Company's brewing strategy or existing production arrangements, new production relationships or the introduction of new products in the future may require the Company to purchase equipment to support the contract breweries' operations.

The Company sources glass bottles pursuant to a Glass Bottle Supply Agreement with Anchor Glass Container Corporation ("Anchor") under which Anchor is the exclusive supplier of certain glass bottles for the Cincinnati Brewery and the Pennsylvania Brewery. This agreement also establishes the terms on which Anchor may supply glass bottles to other breweries where the Company brews its beers. Under the Anchor agreement, the Company has minimum and maximum purchase commitments that are based on Company-provided production estimates which, under normal business conditions, are expected to be fulfilled.

Lease Commitments

The Company has various operating lease agreements in place for facilities and equipment as of December 31, 2011. Terms of these leases include, in some instances, scheduled rent increases, renewals, purchase options and maintenance costs, and vary by lease. These lease obligations expire at various dates through 2019. Aggregate rent expense was $1.4 million, $1.3 million and $1.4 million in fiscal years 2011, 2010 and 2009, respectively.

Aggregate minimum annual rental payments under these agreements are as follows:

	(In thousands)
2012	$1,122
2013	1,116
2014	1,125
2015	918
2016	921
Thereafter	67
	$5,269

Alternating Proprietorship Agreement

The Company entered into an Alternating Proprietorship Agreement (the "agreement") with Diageo Americas Supply, Inc. ("Diageo Americas") that sets forth the regulatory structure of any future production by the Company for Diageo Americas. The agreement took effect on August 1, 2010 and is for a term of two years. Neither party undertook any production obligations under the agreement and any subsequent production will be on such mutually satisfactory terms, including price, as may be agreed upon by the parties in their discretion at that time. The Company does not expect any production under the agreement to be material to the Company's operations.

Litigation

In May 2011, the Company and its former glass bottle supplier entered into an agreement to settle all claims regarding the recall implemented by the Company in 2008 pursuant to which the Company received payment of $20.5 million and all parties released each other of any claims as they relate to this matter.

In 2009, the Company was informed that ownership of the High Falls brewery located in Rochester, New York (the "Rochester Brewery") changed and that the new owners would not assume the Company's existing contract for brewing services at the Rochester Brewery. Brewing of the Company's products at the Rochester Brewery subsequently ceased in April 2009. In February 2010, the Company filed a Demand for Arbitration, asserting a breach of contract claim against the previous owner of the Rochester Brewery. In January 2011, the arbitrator issued an award of approximately $1.3 million in damages and expenses to be paid by High Falls Brewery Company, LLC to the Company, although the likelihood of collection of such award is in doubt. As such, no amount has been recorded in the financial statements for this matter. The Company does not believe that its inability to avail itself of production capacity at the Rochester Brewery will, in the near future, have a material impact on its ability to meet demand for its products.

In February 2011, the Company filed a complaint with the International Trade Commission (ITC) against a brewery and a glass manufacturer/importer asserting that the glass design used by the brewery to promote its products infringed on the Company's patented glass design. The matter was resolved by settlement agreement in May 2011 under which the brewery and glass manufacturer/importer agreed to discontinue all sale, use and promotion of the glass. A consent order has been issued by the ITC prohibiting them from engaging in any importation, distribution, or sale of their glass design or any glass having a design substantially similar to the Company's patented glass design.

The Company is not a party to any pending or threatened litigation, the outcome of which would be expected to have a material adverse effect upon its financial condition or the results of its operations. In general, while the Company believes it conducts its business appropriately in accordance with laws, regulations and industry guidelines, claims, whether or not meritorious, could be asserted against the Company that might adversely impact the Company's results.

Environmental Matters

During the second quarter of 2010, the Company entered into an agreement with the City of Cincinnati (the "City") to complete a remediation in accordance with a remediation plan on environmentally contaminated land to be purchased by the City which is adjacent to Company-owned land at the Cincinnati Brewery (the "Property"). In the third quarter of 2010, the City was awarded a Clean Ohio Revitalization Fund grant ("CORF Grant") for the Property and will use these funds to complete the purchase of the Property and will provide funds to the Company to remediate the contaminated land and demolish certain other buildings on adjacent parcels. The Company paid approximately $0.3 million to the City for an option to purchase the Property after it has been fully remediated to enable potential future expansion at the Cincinnati Brewery, which is included in property, plant and equipment, net, in the accompanying consolidated balance sheet. In connection with these agreements, the Company recorded a current liability and an equal and offsetting other asset of approximately $2.6 million for the estimated total cleanup costs for which it is responsible under the remediation plan and the related CORF Grant, respectively. Under the terms of the agreement, the Company would not be reimbursed by the City for any remediation cost above the currently estimated cleanup cost of approximately $2.6 million.

The Company accrues for environmental remediation-related activities for which commitments or cleanup plans have been developed and for which costs can be reasonably estimated. All accrued amounts are generally determined in coordination with third-party experts on an undiscounted basis. In light of existing reserves, any additional remediation costs above the currently estimated cost of $2.6 million will not, in the opinion of management, have a material adverse effect on the Company's consolidated financial position or results of operations.

J. Fair Value Measurements

The Company determines the fair value of its financial assets and liabilities in accordance with ASC Topic 820. The Company believes that the carrying amount of its cash, accounts receivable, accounts payable and accrued expenses approximates fair value due to the short-term nature of these assets and liabilities. The Company is not exposed to significant interest, currency or credit risks arising from these financial assets and liabilities.

K. Product Recall

On April 7, 2008, the Company announced a voluntary product recall of certain glass bottles of its Samuel Adams® products. The recall was a precautionary step and resulted from routine quality control inspections at the Cincinnati Brewery, which detected glass inclusions in certain bottles of beer. The bottles were from a single glass plant that supplied bottles to the Company. The glass plant in question supplied approximately 25% of the Company's glass bottles during the first quarter of 2008. The recall process was substantially completed during the fourth quarter of 2008.

The following table summarizes the Company's reserves and excise tax credit due upon the destruction of the returned beer and related activities for the 2008 product recall (in thousands):

	Reserves at December 25, 2010	Changes in Estimates	Reserves Used	Reserves at December 31, 2011
Excise tax credit	$ (158)	$(348)	$ 264	$(242)
Recall-related costs	255	105	(306)	54
Inventory reserves	2,796	7	(2,736)	67
	$2,893	$(236)	$(2,778)	$(121)

During the second quarter of 2011, the Company and its former glass bottle supplier entered into an agreement to settle all claims regarding the recall. The Company received a cash payment of $20.5 million, which was recorded as an offset to operating expenses, and all parties have released each other of any claims as they relate to this matter. In addition, the Company reversed approximately $0.6 million in reserves against invoices due to the supplier, which was recorded as an offset to cost of goods sold.

L. Common Stock and Share-Based Compensation

Class A Common Stock

The Class A Common Stock has no voting rights, except (1) as required by law, (2) for the election of Class A Directors, and (3) that the approval of the holders of the Class A Common Stock is required for (a) certain future authorizations or issuances of additional securities which have rights senior to Class A Common Stock, (b) certain alterations of rights or terms of the Class A or Class B Common Stock as set forth in the Articles of Organization of the Company, (c) other amendments of the Articles of Organization of the Company, (d) certain mergers or consolidations with, or acquisitions of, other entities, and (e) sales or dispositions of any significant portion of the Company's assets.

Class B Common Stock

The Class B Common Stock has full voting rights, including the right to (1) elect a majority of the members of the Company's Board of Directors and (2) approve all (a) amendments to the Company's Articles of Organization, (b) mergers or consolidations with, or acquisitions of, other entities, (c) sales or dispositions of any significant portion of the Company's assets, and (d) equity-based and other executive compensation and other significant corporate matters. The Company's Class B Common Stock is not listed for trading. Each share of Class B Common Stock is freely convertible into one share of Class A Common Stock, upon request of any Class B holder.

All distributions with respect to the Company's capital stock are restricted by the Company's credit agreement, with the exception of distributions of capital stock from subsidiaries to The Boston Beer Company, Inc. and Boston Beer Corporation, repurchase from former employees of non-vested investment shares of Class A Common Stock issued under the Company's equity incentive plan, redemption of certain shares of Class A Common Stock as approved by the Board of Directors and payment of cash dividends to its holders of common stock.

Employee Stock Compensation Plan

The Company's Employee Equity Incentive Plan (the "Equity Plan") currently provides for the grant of discretionary options and restricted stock awards to employees, and provides for shares to be sold to employees of the Company at a discounted purchase price under its investment share program. The Equity Plan is administered by the Board of Directors of the Company, based on recommendations received from the Compensation Committee of the Board of Directors. The Compensation Committee consists of three independent directors. In determining the quantities and types of awards for grant, the Compensation Committee periodically reviews the objectives of the Company's compensation system and takes into account the position and responsibilities of the employee being considered, the nature and value to the Company of his or her service and accomplishments, his or her present and potential contributions to the success of the Company, the value of the type of awards to the employee and such other factors as the Compensation Committee deems relevant.

Stock options and related vesting requirements and terms are granted at the Board of Directors' discretion, but generally vest ratably over five-year periods and, with respect to certain options granted to members of senior management, based on the Company's performance. Generally, the maximum contractual term of stock options is ten years, although the Board of Directors may grant options that exceed the ten-year term. During fiscal 2011, 2010 and 2009, the Company granted options to purchase 228,200, 65,100 and 249,500 shares, respectively, of its Class A Common Stock to employees at market price on the grant dates. Of the 2011 option grants, 13,200 shares relate to performance-based option grants and 215,000 shares relate to service-based options. All 2010 and 2009 option grants are performance-based options. The number of shares that will vest under the performance-based options depends on the level of performance targets attained on various dates.

On January 1, 2012, the Company granted options to purchase an aggregate of 18,600 shares of the Company's Class A Common Stock with a weighted average fair value of $47.55 per share, of which 7,500 shares represented a special long-term retention stock option to a key employee. The special long-term retention stock option is service-based with 60% of the shares vesting on January 1, 2017 and the remaining shares vesting annually in equal tranches over the following four years.

Restricted stock awards are also granted at the Board of Directors' discretion. During fiscal 2011, 2010 and 2009, the Company granted 17,687, 33,617 and 51,884 shares, respectively, of restricted stock awards to certain senior managers and key employees, which vest ratably over service periods of five years.

The Equity Plan also has an investment share program which permits employees who have been with the Company for at least one year to purchase shares of Class A Common Stock at a discount from current market value of 0% to 40%, based on the employee's tenure with the Company. Investment shares vest ratably over service periods of five years. Participants may pay for these shares either up front or through payroll deductions over an eleven-month period during the year of purchase. During fiscal 2011, 2010 and 2009, employees elected to purchase an aggregate of 12,985, 20,392 and 29,330 investment shares, respectively.

On January 1, 2012, the Company granted 15,366 shares of restricted stock awards to certain senior managers and key employees and employees elected to purchase 13,276 shares under the investment share program.

The Company has reserved 6.0 million shares of Class A Common Stock for issuance pursuant to the Equity Plan, of which 0.9 million shares were available for grant as of December 31, 2011. Shares reserved for issuance under cancelled employee stock options and forfeited restricted stock are returned to the reserve under the Equity Plan for future grants or purchases. The Company also purchases unvested investment shares from employees who have left the Company; these shares are also returned to the reserve under the Equity Plan for future grants or purchases.

Non-Employee Director Options

The Company has a stock option plan for non-employee directors of the Company (the "Non-Employee Director Plan"), pursuant to which each non-employee director of the Company is granted an option to purchase shares of the Company's Class A Common Stock upon election or re-election to the Board of Directors. Stock options issued to non-employee directors vest upon grant and have a maximum contractual term of ten years. In each of the fiscal years 2011, 2010 and 2009, the Company granted options to purchase an aggregate of 30,000 shares of the Company's Class A Common Stock to non-employee directors.

The Company has reserved 550,000 shares of Class A Common Stock for issuance pursuant to the Non-Employee Director Plan, of which 142,500 shares were available for grant as of December 31, 2011. Cancelled non-employee directors' stock options are returned to the reserve under the Non-Employee Director Plan for future grants.

Option Activity

Information related to stock options under the Equity Plan and the Non-Employee Director Plan is summarized as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term in Years	Aggregate Intrinsic Value (In thousands)
Outstanding at December 25, 2010	1,818,684	$33.16		
Granted	258,200	92.11		
Forfeited	(3,720)	66.43		
Expired	—	—		
Exercised	(164,500)	24.97		
Outstanding at December 31, 2011	1,908,664	$41.78	6.09	$127,467
Exercisable at December 31, 2011	545,620	$29.53	4.42	$ 43,119
Vested and expected to vest at December 31, 2011	1,714,265	$41.71	5.98	$114,604

Of the total options outstanding at December 31, 2011, 479,620 shares were performance-based options.

Stock Option Grants to Chief Executive Officer

On January 1, 2008, the Company granted the Chief Executive Officer an option to purchase 753,864 shares of its Class A Common Stock, which vests over a five-year period, commencing on January 1, 2014, at the rate of 20% per year. The exercise price is determined by multiplying $42.00 by the aggregate change in the DJ Wilshire 5000 Index from and after January 1, 2008 through the close of business on the trading date next preceding each date on which the option is exercised. The exercise price will not be less than $37.65 per share and the excess of the fair value of the Company's Class A Common Stock cannot exceed $70 per share over the exercise price. The Company is accounting for this award as a market-based award which was valued utilizing the Monte Carlo Simulation pricing model, which calculates multiple potential outcomes for an award and establishes fair value based on the most likely outcome. Under the Monte Carlo Simulation pricing model, the Company calculated the weighted average fair value per share to be $8.41, and recorded stock-based compensation expense of $0.8 million related to this option in the fiscal year 2011 and $0.7 million in the fiscal years 2010 and 2009.

In August 2007, the Company granted an option to purchase 180,000 shares of its Class A Common Stock to its Chief Executive Officer that cliff-vest after completion of a six-year service period. Under the binomial option-pricing model, the weighted average fair value of the option is $19.39 per share, and the Company recorded stock-based compensation expense of $0.5 million related to this stock option in each of the fiscal years 2011, 2010 and 2009.

Based on information available prior to the issuance of the Company's financial statements for the fiscal year ended December 26, 2009, the Compensation Committee of the Company's Board of Directors concluded that it was probable that the performance criteria under the option to purchase 120,000 shares granted to the Chief Executive Officer in 2005 would be met. The Company accordingly recorded related compensation expense of approximately $0.9 million in the fourth quarter of 2009. In late April 2010, the Compensation Committee, based upon updated information available through April 23, 2010, concluded that one of the three applicable performance criteria had not been met. As a result, the option with respect to these 120,000 shares lapsed and, in the first quarter of 2010, the Company reversed, as a change in estimate, the related compensation expense of approximately $0.9 million, or $0.04 per dilutive share, for the twelve months ended December 25, 2010.

Stock-Based Compensation

The following table provides information regarding stock-based compensation expense included in operating expenses in the accompanying consolidated statements of income:

	2011 (53 weeks)	2010	2009
		(In thousands)	
Amounts included in advertising, promotional and selling expenses	$2,236	$1,116	$1,010
Amounts included in general and administrative expenses	3,942	2,008*	3,096
Total stock-based compensation expense	$6,178	$3,124	$4,106
Amounts related to performance-based stock options included in total stock-based compensation expense	$ 973	$ (193)*	$1,245

* Net of a reversal of approximately $872,000 of expense related to a performance-based option to purchase 120,000 shares granted to the Chief Executive Officer in 2005.

For stock options granted prior to the adoption of ASC 718 on January 1, 2006, fair values were estimated on the date of grants using a Black-Scholes option-pricing model. As permitted by ASC 718, the Company elected to use a lattice model, such as the binomial option-pricing model, to estimate the fair values of stock options granted on or after January 1, 2006. The Company believes that the Black-Scholes option-pricing model is less effective than the binomial option-pricing model in valuing long-term options, as it assumes that volatility and interest rates are constant over the life of the option. In addition, the Company believes that the binomial option-pricing model more accurately reflects the fair value of its stock awards, as it takes into account historical employee exercise patterns based on changes in the Company's stock price and other relevant variables. The weighted-average fair value of stock options granted during 2011, 2010 and 2009 was $43.07, $21.96 and $10.32 per share, respectively, as calculated using a binomial option-pricing model.

Weighted average assumptions used to estimate fair values of stock options on the date of grants are as follows:

	2011 (Binomial Model)	2010 (Binomial Model)	2009 (Binomial Model)
Expected volatility	34.6%	34.3%	34.3%
Risk-free interest rate	3.30%	3.65%	3.00%
Expected dividends	0%	0%	0%
Exercise factor	2.2 times	2.0 times	1.7 times
Discount for post-vesting restrictions	1.1%	1.7%	5.4%

Expected volatility is based on the Company's historical realized volatility. The risk-free interest rate represents the implied yields available from the U.S. Treasury zero-coupon yield curve over the contractual term of the option when using the binomial model. Expected dividend yield is 0% because the Company has not paid dividends in the past and currently has no known intention to do so in the future. Exercise factor and discount for post-vesting restrictions are based on the Company's historical experience.

Fair value of restricted stock awards is based on the Company's traded stock price on the date of the grants. Fair value of investment shares is the difference between the Company's traded stock price on the date of the purchase and the employees discounted purchase prices.

The Company uses the straight-line attribution method in recognizing stock-based compensation expense for awards that vest based on service conditions. For awards that vest subject to performance conditions, compensation expense is recognized ratably for each tranche of the award over the performance period if it is probable that performance conditions will be met.

Under ASC 718, compensation expense is recognized less estimated forfeitures. Because most of the Company's equity awards vest on January 1st each year, the Company recognized stock-based compensation expense related to those awards, net of actual forfeitures. For equity awards that do not vest on January 1st, the estimated forfeiture rate used was 10%. The forfeiture rate was based upon historical experience and the Company periodically reviews this rate to ensure proper projection of future forfeitures.

The total fair value of options vested during 2011, 2010 and 2009 was $1.8 million, $1.4 million and $1.1 million, respectively. The aggregate intrinsic value of stock options exercised during 2011, 2010 and 2009 was $11.6 million, $8.5 million and $5.1 million, respectively.

Based on equity awards outstanding as of December 31, 2011, there were $14.7 million of unrecognized compensation costs, net of estimated forfeitures, related to unvested share-based compensation arrangements that are expected to vest. Such costs are expected to be recognized over a weighted-average period of 2.9 years. The following table summarizes the estimated future annual stock-based compensation expense related to share-based arrangements existing as of December 31, 2011 that are expected to vest (in thousands):

2012	$ 4,000
2013	3,364
2014	2,728
2015	2,298
2016	808
Thereafter	1,513
Total	$14,711

In addition, as of December 31, 2011, there were $0.8 million of unrecognized compensation costs associated with various stock options with vesting requirements based on the achievement of various performance targets. Through December 31, 2011, no compensation expense was recognized for these performance-based stock options, nor will any be recognized until such time when the Company can estimate that it is probable that performance targets will be met.

Non-Vested Shares Activity

The following table summarizes vesting activities of shares issued under the investment share program and restricted stock awards:

	Number of Shares	Weighted Average Fair Value
Non-vested at December 25, 2010	173,226	$28.36
Granted	30,672	70.20
Vested	(54,288)	27.19
Forfeited	(8,219)	39.18
Non-vested at December 31, 2011	141,391	$37.25

Stock Repurchase Program

On July 26, 2011, the Board of Directors of the Company increased the aggregate expenditure limit for the Company's Stock Repurchase Program by $25.0 million, thereby increasing the limit from $225.0 million to $250.0 million. On October 27, 2011, the Board of Directors further increased the aggregate expenditure limit for the Company's Stock Repurchase Program by $25.0 million, for a new limit of $275.0 million.

As of December 31, 2011, the Company has repurchased a cumulative total of approximately 10.5 million shares of its Class A Common Stock for an aggregate purchase price of approximately $251.9 million as follows:

	Number of Shares	Aggregate Purchase Price
		(In thousands)
Repurchased at December 27, 2008	8,460,949	$114,011
2009 repurchases	208,846	7,080
Repurchased at December 26, 2009	8,669,795	121,091
2010 repurchases	1,101,708	67,981
Repurchased at December 25, 2010	9,771,503	189,072
2011 repurchases	760,036	62,824
Repurchased at December 31, 2011	10,531,539	$251,896

M. Employee Retirement Plans and Post-Retirement Benefit Plan

The Company has two retirement plans covering substantially all non-union employees, four retirement plans covering substantially all union employees, and one post-retirement medical plan covering substantially all union employees.

Non-Union Plans

The Boston Beer Company 401(k) Plan (the "Boston Beer 401(k) Plan"), which was established by the Company in 1993, is a Company-sponsored defined contribution plan that covers a majority of the Company's non-union employees who are employed by either Boston Beer Corporation, Samuel Adams Brewery Company, Ltd, or Alchemy & Science Brewing Collaborative LLC. All non-union employees of these entities over the age of 21 are eligible to participate in the plan on the first day of the first month after commencing employment. Participants may make voluntary contributions up to 60% of their annual compensation, subject to IRS limitations. After the sixth month of employment, the Company matches each participant's contribution. A maximum of 6% of compensation is taken into account in determining the amount of the match. The Company matches 100% of the first $1,000 of the eligible compensation participants contribute. Thereafter, the Company matches 50% of the eligible contribution. The Company's contributions to the Boston Beer 401(k) Plan amounted to $1.3 million, $1.1 million and $1.0 million in fiscal years 2011, 2010 and 2009, respectively. The Company is responsible for the payment of any fees related to the management of the Boston Beer 401(k) Plan. Such fees are not material to the Company.

The Samuel Adams Pennsylvania Brewery Company 401(k) Plan (the "SAPB 401(k) Plan"), which was established in 2008, covers a majority of the Company's employees who are employed by Samuel Adams Pennsylvania Brewery Company ("SAPB"). All employees of SAPB over the age of 21 are eligible to participate in the plan thirty days after commencing employment. Participants in the SAPB 401(k) Plan may make voluntary contributions up to 60% of their annual compensation, subject to IRS limitations. Under the SAPB 401(k) Plan, participants receive a Company match equal to 100% of the first 1% of their eligible compensation and 50% of the next 5% of their eligible compensation that is contributed to the plan. Pursuant to the terms of the Contract of Sale with Diageo, the Company recognized all service of those Diageo employees who were subsequently hired by the Company for eligibility and vesting. The Company's contribution to the SAPB 401(k) Plan amounted to $0.5 million, $0.4 million and $0.3 million in fiscal years 2011, 2010 and 2009, respectively. The Company is responsible for the payment of any fees related to the management of the SAPB 401(k) Plan. Such fees are not material to the Company.

Union Plans

The Company has one Company-sponsored defined contribution plan, three defined benefit plans and one post-retirement medical plan, which combined cover substantially all union employees who are employed by Samuel Adams Brewery Company, Ltd. The defined benefit plans include two union-sponsored collectively bargained multi-employer pension plans and a Company-sponsored defined benefit pension plan.

The Company's defined contribution plan, the Samuel Adams Brewery Company, Ltd. 401(k) Plan for Represented Employees (the "SABC 401(k) Plan"), was established by the Company in 1997 and is available to all union employees upon completion of one hour of full-time employment. Participants may make voluntary contributions up to 60% of their annual compensation to the SABC 401(k) Plan, subject to IRS limitations. Effective April 1, 2007, the Company makes a non-elective contribution for certain bargaining employees who are members of a specific union. Company contributions were insignificant. The Company also incurs insignificant administration costs for the plan.

The union-sponsored benefit plans are two multi-employer pension plans administrated by organized labor unions. The Company's share of the unfunded benefit obligations, employer contributions and benefit costs are not significant individually or in the aggregate to these plans and to the Company's financial statements. The Company made aggregate contributions to the two multi-employer plans of $43,000, $35,000 and $33,000 in 2011, 2010 and 2009, respectively. Effective January 1, 2012, the Company has withdrawn from one of the multi-employer retirement plans under an agreement whereby the Company will no longer contribute to or participate in that plan. The Company recorded an estimated withdrawal liability of $140,000 which is included in accrued expenses in the accompanying consolidated balance sheet as of December 31, 2011.

The Company-sponsored defined benefit pension plan, The Local Union #1199 Defined Benefit Pension Plan (the "Local 1199 Plan"), was established in 1991 and is eligible to all union employees who are covered by the Company's collective bargaining agreement and have completed twelve consecutive months of employment with at least 750 hours worked. The defined benefit is determined based on years of service since July 1991. The Company made combined contributions of $542,000, $105,000 and $99,000 to this plan in fiscal 2011, 2010 and 2009, respectively. At December 31, 2011 and December 25, 2010, the unfunded projected pension benefits were not material to the Company's financial statements.

A comprehensive medical plan is offered to union employees who have voluntarily retired at the age of 65 or have become permanently disabled. Employees must have worked for the Company or the prior owners for at least 20 years at the Company's Cincinnati Brewery, been enrolled in the Company's medical insurance plan for 5 consecutive years prior to retirement and be eligible for Medicare benefits under the Social Security Act. Eligible retirees pay 100% of the cost of the coverage. In addition, the Company provides a supplement to eligible retirees from the Local Union #1199 and the local Union #20 to assist them with the cost of Medicare gap coverage. The accumulated post-retirement benefit obligation was determined using a discount rate of 4.5% at December 31, 2011, 5.5% at December 31, 2010 and 6.0% at December 31, 2009, and a 2.5% increase in the Cincinnati Consumer Price Index for the years then ended. The effect of a 1% point increase and the effect of a 1% point decrease in the assumed health care cost trend rates on the aggregate of the service and interest cost components of net periodic postretirement health care benefit costs and the accumulated post-retirement benefit obligation for health care benefits would not be significant.

The funded status of the Company's principal defined benefit pension plan and post-retirement medical benefit plan are as follows:

	Pension Benefit Plan		Retiree Medical Plan	
	December 31, 2011	December 25, 2010	December 31, 2011	December 25, 2010
	(In thousands)			
Fair value of plan assets at end of fiscal year	$1,710	$1,306	$ —	$ —
Benefit obligation at end of fiscal year	2,598	2,018	482	384
Unfunded Status	$ (888)	$ (712)	$(482)	$(384)

The Local 1199 Plan invests in a family of funds that are designed to minimize excessive short-term risk and focus on consistent, competitive long-term performance, consistent with the funds' investment objectives. The fund-specific objectives vary and include maximizing long-term returns both before and after taxes, maximizing total return from capital appreciation plus income and funds that invest in common stock of companies that cover a broad range of industries. The fair value of the plan assets was determined by reference to period end quoted market prices.

The basis of the long-term rate of return assumption of 7% reflects the Local 1199 Plan's current targeted asset mix of approximately 35% debt securities and 65% equity securities with assumed average annual returns of approximately 4% to 6% for debt securities and 8% to 12% for equity securities. It is assumed that the Local 1199 Plan's investment portfolio will be adjusted periodically to maintain the targeted ratios of debt securities and equity securities. Additional consideration is given to the plan's historical returns as well as future long-range projections of investment returns for each asset category. The assumed discount rate in estimating the pension obligation was 4.5% in 2011 and 5.5% in both 2010 and 2009.

The Local 1199 Plan's weighted-average asset allocations at the measurement dates by asset category are as follows:

Asset Category	December 31, 2011	December 25, 2010
Equity securities	66%	62%
Debt securities	34	38
Total	100%	100%

N. Net Income per Share

The following table sets forth the computation of basic and diluted net income per share:

	2011 (53 weeks)	2010	2009
	(In thousands, except per share data)		
Net income	$66,059	$50,142	$31,118
Weighted average shares of Class A Common Stock	8,905	9,553	9,952
Weighted average shares of Class B Common Stock	4,107	4,107	4,107
Shares used in net income per common share — basic	13,012	13,660	14,059
Effect of dilutive securities:			
Stock options	678	514	275
Non-vested investment shares and restricted stock	51	54	22
Dilutive potential common shares	729	568	297
Shares used in net income per common share — diluted	13,741	14,228	14,356
Net income per common share — basic	$ 5.08	$ 3.67	$ 2.21
Net income per common share — diluted	$ 4.81	$ 3.52	$ 2.17

Basic net income per common share for each share of Class A Common Stock and Class B Common Stock is $5.08, $3.67 and $2.21 for the fiscal years 2011, 2010 and 2009, respectively, as each share of Class A and Class B participates equally in earnings. Shares of Class B are convertible at any time into shares of Class A on a one-for-one basis at the option of the stockholder.

Options to purchase 213,000, 17,600 and 1,129,000 shares of Class A Common Stock were outstanding during fiscal 2011, 2010 and 2009, respectively, but not included in computing diluted income per share because their effects were anti-dilutive. Additionally, performance-based stock options to purchase 65,000, 100,000 and 229,700 shares of Class A Common Stock were outstanding during fiscal 2011, 2010 and 2009, respectively, but not included in computing dilutive income per share because the performance criteria of these stock options were not expected to be met as of December 31, 2011, December 25, 2010 and December 26, 2009, respectively. Furthermore, performance-based stock options to purchase 219,700 and 125,500 shares of Class A Common Stock were not included in computing diluted income per share because the performance criteria of these stock options were not met and the options were cancelled during the twelve months ended December 25, 2010 and December 29, 2009, respectively.

O. Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss represents amounts of unrecognized actuarial losses related to the Company sponsored defined benefit pension plan and post-retirement medical plan, net of tax effect. Changes in accumulated other comprehensive loss represent actuarial losses or gains, net of tax effect, recognized as components of net periodic benefit costs.

P. Valuation and Qualifying Accounts

The Company maintains reserves against accounts receivable for doubtful accounts and inventory for obsolete and slow-moving inventory. The Company also maintains reserves against accounts receivable for distributor promotional allowances. In addition, the Company maintains a reserve for estimated returns of stale beer, which is included in accrued expenses.

Allowance for Doubtful Accounts	Balance at Beginning of Period	Net Provision (Recovery)	Amounts Charged Against Reserves	Balance at End of Period
		(In thousands)		
2011	$121	$(55)	$ —	$ 66
2010	199	(15)	(63)	121
2009	255	24	(80)	199

Discount Accrual	Balance at Beginning of Period	Net Provision (Recovery)	Amounts Charged Against Reserves	Balance at End of Period
		(In thousands)		
2011	$2,012	$18,831	$(18,737)	$2,106
2010	1,784	18,762	(18,534)	2,012
2009	1,102	16,319	(15,637)	1,784

Inventory Obsolescence Reserve	Balance at Beginning of Period	Net Provision (Recovery)	Amounts Charged Against Reserves	Balance at End of Period
		(In thousands)		
2011	$3,615	$2,569	$(4,411)	$1,773
2010	3,686	877	(948)	3,615
2009	3,378	3,069	(2,761)	3,686

Stale Beer Reserve	Balance at Beginning of Period	Net Provision (Recovery)	Amounts Charged Against Reserves	Balance at End of Period
		(In thousands)		
2011	$1,287	$3,375	$(2,643)	$2,019
2010	2,464	1,758	(2,935)	1,287
2009	1,469	3,521	(2,526)	2,464

Q. Subsequent Events

The Company evaluated subsequent events occurring after the balance sheet date, December 31, 2011, and concluded that there was no event of which management was aware that occurred after the balance sheet date that would require any adjustment to or disclosure in the accompanying consolidated financial statements except for options and awards granted in January 2012 as disclosed in Note L and the following:

On January 4, 2012, A&S Brewing Collaborative LLC, d/b/a Alchemy & Science ("A&S"), a wholly-owned subsidiary of the Company, acquired substantially all of the assets of Southern California Brewing Company, Inc., d/b/a Angel City Brewing Company ("Angel City") for approximately $1.8 million. In connection with the acquisition, A&S entered into a personal services agreement with Angel City's founder, pursuant to which he will advise A&S, if requested, on Angel City matters for a period of two years. Also in connection with the acquisition, A&S entered into a lease for the Angel City brewery premises located in Los Angeles, California, from which it intends to brew, distribute and sell for on and off premise consumption beers under the Angel City brand name. Total minimum payments under the personal services agreement and the lease total approximately $2.1 million through December 31, 2017.

R. Quarterly Results (Unaudited)

The Company's fiscal quarters are consistently determined year to year and generally consist of 13 weeks, except in those fiscal years in which there are fifty-three weeks where the last fiscal quarters then consist of 14 weeks. In management's opinion, the following unaudited information includes all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information for the quarters presented. The operating results for any quarter are not necessarily indicative of results for any future quarters.

	For Quarters Ended (In thousands, except per share data)							
	December 31, 2011(3) (14 weeks)	September 24, 2011 (13 weeks)	June 25, 2011(2) (13 weeks)	March 26, 2011 (13 weeks)	December 25, 2010 (1) (13 weeks)	September 25, 2010 (13 weeks)	June 26, 2010 (13 weeks)	March 27, 2010 (13 weeks)
Barrels sold	673	658	651	502	567	616	632	457
Net revenue	$142,054	$134,813	$133,957	$102,176	$115,738	$124,467	$129,563	$94,030
Gross profit	80,089	76,031	76,073	52,374	66,370	69,791	72,272	47,894
Operating income	25,730	26,413	44,923	6,589	18,876	25,364	26,634	10,304
Net income	$ 17,785	$ 16,296	$ 28,019	$ 3,959	$ 12,166	$ 15,446	$ 16,270	$ 6,260
Net income per share — basic	$ 1.41	$ 1.26	$ 2.12	$ 0.30	$ 0.92	$ 1.14	$ 1.18	$ 0.45
Net income per share — diluted	$ 1.33	$ 1.19	$ 2.01	$ 0.28	$ 0.87	$ 1.09	$ 1.13	$ 0.44

(1) During the fourth quarter of 2010, the Company recorded a $2.1 million decrease in its liability for refundable deposits for lost kegs and pallets.

(2) During the second quarter of 2011, the Company entered into a settlement agreement with its former glass supplier. The Company received a cash payment of $20.5 million which was recorded as an offset to operating expenses.

(3) During the fourth quarter of 2011, the Company recorded a $2.1 million decrease in its tax liabilities as a result of a state tax audit settlement and a $1.5 million decrease in its liability for refundable deposits for lost kegs and pallets.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosures***

None.

Item 9A. ***Controls and Procedures***

(a) Evaluation of disclosure controls and procedures

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, carried out an evaluation of the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report. Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective in alerting them in a timely manner to material information required to be disclosed in the Company's reports filed with or submitted to the SEC.

(b) Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). The Company's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. In making this assessment, the Company used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on its assessment, the Company believes that, as of December 31, 2011, the Company's internal control over financial reporting is effective based on those criteria.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2011 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of The Boston Beer Company, Inc.

We have audited The Boston Beer Company, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Boston Beer Company, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Boston Beer Company, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Boston Beer Company, Inc. and subsidiaries as of December 31, 2011 and December 25, 2010, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011, and our report dated February 22, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young, LLP

Boston, Massachusetts
February 22, 2012

(c) Changes in internal control over financial reporting

No changes in the Company's internal control over financial reporting occurred during the quarter ended December 25, 2010 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. *Other Information*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

In December 2002, the Board of Directors of the Company adopted a (i) Code of Business Conduct and Ethics that applies to its Chief Executive Officer and its Chief Financial Officer, and (ii) Corporate Governance Guidelines. The Code of Business Conduct and Ethics was amended effective August 1, 2007 to provide for a third-party whistleblower hotline. These, as well as the charters of each of the Board Committees, are posted on the Company's website, *www.bostonbeer.com,* and are available in print to any shareholder who requests them. Such requests should be directed to the Investor Relations Department, The Boston Beer Company, Inc., One Design Center Place, Suite 850, Boston, MA 02210. The Company intends to disclose any amendment to, or waiver from, a provision of its code of ethics that applies to the Company's Chief Executive Officer or Chief Financial Officer and that relates to any element of the Code of Ethics definition enumerated in Item 406 of Regulation S-K by posting such information on the Company's website.

The information required by Item 10 is hereby incorporated by reference from the registrant's definitive Proxy Statement for the 2012 Annual Meeting to be held on May 23, 2012.

Item 11. *Executive Compensation*

The Information required by Item 11 is hereby incorporated by reference from the registrant's definitive Proxy Statement for the 2012 Annual Meeting to be held on May 23, 2012.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Security Ownership

The information required by Item 12 with respect to security ownership of certain beneficial owners and management is hereby incorporated by reference from the registrant's definitive Proxy Statement for the 2012 Annual Meeting to be held on May 23, 2012.

Related Stockholder Matters

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity Compensation Plans Approved by Security Holders	1,908,664	$41.78	1,057,217
Equity Compensation Plans Not Approved by Security Holders	N/A	N/A	N/A
Total	1,908,644	$41.78	1,057,217

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by Item 13 is hereby incorporated by reference from the registrant's definitive Proxy Statement for the 2012 Annual Meeting to be held on May 23, 2012.

Item 14. *Principal Accountant Fees and Services*

The information required by Item 14 is hereby incorporated by reference from the registrant's definitive Proxy Statement for the 2012 Annual Meeting to be held on May 23, 2012.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a)1. Financial Statements.

The following financial statements are filed as a part of this report:

(a)2. Financial Statement Schedules.

All schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission have been omitted because they are inapplicable or the required information is shown in the consolidated financial statements, or notes thereto, included herein.

(b) Exhibits

The following is a list of exhibits filed as part of this Form 10-K:

Exhibit No.	Title
3.1	Amended and Restated By-Laws of the Company, dated June 2, 1998 (incorporated by reference to Exhibit 3.5 to the Company's Form 10-Q filed on August 10, 1998).
3.2	Restated Articles of Organization of the Company, dated November 17, 1995, as amended August 4, 1998 (incorporated by reference to Exhibit 3.6 to the Company's Form 10-Q filed on August 10, 1998).
4.1	Form of Class A Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement No. 33-96164).
10.1	Deferred Compensation Agreement between the Partnership and Alfred W. Rossow, Jr., effective December 1, 1992 (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement No. 33-96162).
10.2	Stockholder Rights Agreement, dated as of December, 1995, among The Boston Beer Company, Inc. and the initial Stockholders (incorporated by reference to the Company's Form 10-K, filed on April 1, 1996).
10.3	Second Amended and Restated Credit Agreement between The Boston Beer Company, Inc. and Boston Beer Corporation, as Borrowers, and Bank of America, N.A. (successor-in-merger to Fleet National Bank), effective as of July 1, 2002 (incorporated by reference to the Company's 10-Q, filed on August 13, 2002).
10.4	Letter Agreement dated August 4, 2004 amending the Second Amended and Restated Credit Agreement between Bank of America, N.A. (successor-in-merger to Fleet National Bank) and The Boston Beer Company, Inc. and Boston Beer Corporation (incorporated by reference to the Company's 10-Q, filed on November 4, 2004).
10.5	Amendment dated February 27, 2007 to the Second Amended and Restated Credit Agreement between Bank of America, N.A., successor-in-merger to Fleet National Bank, and The Boston Beer Company, Inc. and Boston Beer Corporation (incorporated by reference to the Company's Annual Report on Form 10-K filed on March 15, 2007).
10.6	Amendment to Credit Agreement by and among the Company and Boston Beer Corporation, as borrowers, and Bank of America, N.A., as the lender, effective as of March 10, 2008 (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed on May 6, 2008).
+10.7	Production Agreement between Samuel Adams Brewery Company, Ltd. and Brown-Forman Distillery Company, a division of Brown-Forman Corporation, effective as of April 11, 2005 (incorporated by reference to the Company's 10-Q filed on May 5, 2005).
+10.8	Amended and Restated Brewing Services Agreement between City Brewing Company LLC and Boston Beer Corporation effective as of August 1, 2006, as amended by Amendment dated April 10, 2007 and effective August 31, 2006 (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed on May 10, 2007).
+10.9	Brewing Services Agreement between CBC Latrobe Acquisition, LLC and Boston Beer Corporation dated March 28, 2007 (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed on May 10, 2007).
+10.10	Alternation Agreement between Boston Beer Corporation and Miller Brewing Company dated October 23, 2007 (incorporated by reference to the Company's Annual Report on Form 10-K filed on March 13, 2008).
+10.11	Glass Bottle Supply Agreement between Boston Beer Corporation and Anchor Glass Container Corporation dated November 2, 2007 (incorporated by reference to the Company's Annual Report on Form 10-K filed on March 13, 2008).

Exhibit No.	Title
+10.12	Office Lease Agreement between Boston Design Center LLC and Boston Beer Corporation dated March 24, 2006 (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed on May 11, 2006).
10.13	Form of Option Agreement for Martin F. Roper, entered into effective as of June 28, 2005 between Boston Beer Corporation and Martin F. Roper (incorporated by reference to the Company's Current Report on Form 8-K filed on July 7, 2005).
10.14	Stock Option Agreement between the Company and Martin F. Roper entered into effective as of January 1, 2008 (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed on May 6, 2008).
10.15	The Boston Beer Company, Inc. Employee Equity Incentive Plan, as amended on February 23, 1996, December 20, 1997, December 19, 2005, December 19, 2006, December 21, 2007 and October 30, 2009, effective as of January 1, 2010 (incorporated by reference to the Company's Post-Effective Amendment to its Registration Statement on Form S-8 filed on November 28, 2009).
10.16	The 1996 Stock Option Plan for Non-Employee Directors, originally adopted in 1996 and amended and restated on October 19, 2004, as amended on October 30, 2009, effective as of January 1, 2010 (incorporated by reference to the Company's Post-Effective Amendment to its Registration Statement on Form S-8 filed on November 28, 2009).
*11.1	The information required by exhibit 11 has been included in Note N of the notes to the consolidated financial statements.
*21.5	List of subsidiaries of The Boston Beer Company, Inc. effective as of December 31, 2011.
*23.1	Consent of independent registered public accounting firm.
*31.1	Certification of the President and Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
*31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
*32.1	Certification of the President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
*32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Filed with this report.

\+ Portions of this Exhibit were omitted pursuant to an application for an order declaring confidential treatment filed with and approved by the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 22nd day of February 2012.

THE BOSTON BEER COMPANY, INC.

/s/ Martin F. Roper

Martin F. Roper
President and Chief Executive Officer
(principal executive officer)

Pursuant to the requirements of the Securities and Exchange Act of 1934, the following persons on behalf of the registrant and in the capacities and on the dates indicated have signed this report below.

Signature	Title
/s/ Martin F. Roper Martin F. Roper	President, Chief Executive Officer (principal executive officer) and Director
/s/ William F. Urich William F. Urich	Chief Financial Officer and Treasurer (principal accounting and financial officer)
/s/ C. James Koch C. James Koch	Chairman and Director
/s/ Pearson C. Cummin, III Pearson C. Cummin, III	Director
/s/ Jean-Michel Valette Jean-Michel Valette	Director
/s/ David A. Burwick David A. Burwick	Director
/s/ Jay Margolis Jay Margolis	Director
/s/ Gregg A. Tanner Gregg A. Tanner	Director

COMPANY STOCK PERFORMANCE

The graph set forth below shows the value of an investment of $100 on January 1, 2007 in each of the Company's stock ("The Boston Beer Company, Inc."), the Standard & Poor's 500 Index ("S&P 500 Index"), the Standard & Poor's 500 Beverage Index, which consists of producers of alcoholic and non-alcoholic beverages ("S&P 500 Beverages Index") and a custom peer group which consists of Molson Coors Brewing Company and Craft Brewers Alliance, Inc. (formerly Redhook Ale Brewery, Inc.), the two remaining U.S. publicly-traded brewing companies ("Peer Group"), for the five years ending December 31, 2011.

Total Return To Shareholders
(Includes reinvestment of dividends)

COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN



350
300
250
200
150
100
50
0
DOLLARS
2006
2007
2008
2009
2010
2011
The Boston Beer Company, Inc.
S&P 500 Index
S&P 500 Beverages Index
Peer Group

ANNUAL RETURN PERCENTAGE
Years Ending

Company Name / Index	12/29/07	12/27/08	12/26/09	12/25/10	12/31/11
The Boston Beer Company, Inc.	4.78	-29.02	74.93	109.16	10.88
S&P 500 Index	6.22	-39.54	32.21	13.82	2.18
S&P 500 Beverages Index	25.14	-19.85	26.05	17.63	7.30
Peer Group	38.17	-8.90	-2.75	18.03	-12.09

INDEXED RETURNS
Years Ending

Company Name / Index	Base Period 12/30/06	12/29/07	12/27/08	12/26/09	12/25/10	12/31/11
The Boston Beer Company, Inc.	100	104.78	74.37	130.10	272.12	301.72
S&P 500 Index	100	106.22	64.22	84.91	96.64	98.75
S&P 500 Beverages Index	100	125.14	100.30	126.43	148.71	159.57
Peer Group	100	138.17	125.88	122.41	144.49	127.02

Peer Group Companies

CRAFT BREW ALLIANCE INC
MOLSON COORS BREWING CO